MANAGEMENT INFORMATION CIRCULAR

Annual General Meeting of Shareholders

May 28, 2026

ALAMOS GOLD INC

INVITATION TO OUR VIRTUAL AGM

April 10, 2026

Fellow shareholders:
On behalf of the Board of Directors and management of Alamos Gold Inc. (the “Company”), I would like to invite you to attend the annual general meeting of shareholders that will be held on Thursday, May 28, 2026, at 11:00 a.m. (Toronto time). To permit a greater number of shareholders to participate, we have once again made the decision to hold a virtual meeting, as set out in further detail in the accompanying notice and management information circular.
The enclosed management information circular contains important information about the meeting, voting, the nominated directors, our governance practices and how we compensate our executives and directors, among other things. It also describes the Board of Directors’ role and responsibilities. In addition to these items, we will discuss, at the meeting, highlights of our 2025 performance and our plans for the future.
Your participation in the affairs of the Company is important to us. You should exercise your vote, either online at the meeting, by completing and returning your proxy form, by telephone or online in advance of the meeting.
Best regards,
John A. McCluskey
President and Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Meeting Information
Date:	Thursday, May 28, 2026
Time:	11:00 a.m., Toronto time
Live Webcast:	https://meetings.lumiconnect.com/400-153-190-188

You are invited to attend the annual general meeting of shareholders (the “Meeting”) of Alamos Gold Inc. (the “Company” or “Alamos”), where you will be asked to:

1.receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2025, and the auditors’ report thereon;
2.elect eleven (11) directors who will serve until the next annual meeting of shareholders;
3.re-appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration; and
4.consider and, if deemed appropriate, to pass, with or without variation, a non-binding advisory resolution on the Company’s approach to executive compensation.

Shareholders will also transact such other business as may properly be brought before the Meeting (or adjournment thereof).
The Meeting will be held virtually and conducted via live webcast, where all shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate in the Meeting and engage with directors of the Company (the “Directors”) and management. Shareholders will not be able to attend the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, participate in and vote at the Meeting online at https://meetings.lumiconnect.com/400-153-190-188.

The accompanying Management Information Circular provides information relating to the matters to be dealt with at the Meeting and forms part of this notice. The Board of Directors of the Company has fixed the close of business on April 15, 2026, as the record date for determining the shareholders who are entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment thereof. Alamos will prepare a list, as of the close of business on the record date, of the holders of Alamos common
III

shares. A holder of record of common shares of Alamos whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting.
This year, Alamos is using “notice-and-access” to deliver meeting materials to shareholders. Our meeting materials can be viewed online on our website at www.alamosgold.com, under our profile on SEDAR+ at www.sedarplus.ca, our profile on EDGAR at www.sec.gov/edgar, at http://www.envisionreports.com/ALAMOSGOLD2026 or at https://meetings.lumiconnect.com/400-153-190-188 (fifteen (15) minutes prior to the meeting start time). The notice-and-access notification will also provide instructions on how to vote at the Meeting and how to receive paper copies of the meeting materials.

DATED at Toronto, Ontario, this 10th day of April, 2026.

By Order of the Board of Directors,
John A. McCluskey
President and Chief Executive Officer

IV

2026 Management Information Circular	V

2026 Management Information Circular	VI

MEETING AND VOTING INFORMATION
This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Alamos Gold Inc. (the “Company” or “Alamos”) for use at the annual general meeting of shareholders of the Company (the “Meeting”) (and at any adjournment thereof) to be held as a virtual meeting, which will be conducted via live webcast on Thursday, May 28, 2026, at 11:00 a.m., Toronto time. The information set out in this Circular is given as at April 10, 2026, unless otherwise indicated. All dollar amounts referenced in this Circular are in United States Dollars (“USD$”), unless otherwise specified. The exchange rate as at December 31, 2025, was Canadian Dollar (“CAD$”) 1.00 = USD$0.7269, and the average exchange rate for 2025 was CAD$1.00 = USD$0.7154.
Record Date for Voting at the Meeting
The Board of Directors (the “Board”) has set the close of business on April 15, 2026, as the record date (the “Record Date”) for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting. Only shareholders of record as of the Record Date shall be entitled to receive notice of and to vote at the Meeting, unless after the Record Date, a shareholder transfers his or her common shares of the Company (the “Common Shares”) and the transferee (the “Transferee”), upon establishing that the Transferee owns such Common Shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be sent to the Company’s Assistant Corporate Secretary at the following email: notice@alamosgold.com.
Notice and Access
This year, the Company is using the “notice-and-access” system for the delivery of the Circular and 2025 annual report to both beneficial and registered shareholders, which includes the Company’s management’s discussion and analysis and annual audited consolidated financial statements for the fiscal year ended December 31, 2025 (collectively, the “Meeting Materials”).
Under notice-and-access, you will still receive a proxy or voting instruction form enabling you to vote at the Meeting. However, instead of a paper copy of the Circular, you will receive a notice document, which contains information about how to access the Meeting Materials electronically. One benefit of the notice-and-access system is that it reduces the environmental impact of producing and distributing paper copies of documents in large quantities.
The Circular and form of proxy (or voting instruction form, as applicable) provide additional information concerning the matters to be dealt with at the Meeting. You should access and review all information contained in the Circular before voting.
Our Meeting Materials can be viewed online on our website at www.alamosgold.com, under our profile on SEDAR+ at www.sedarplus.ca, our profile on EDGAR at www.sec.gov/edgar, or at http://www.envisionreports.com/ALAMOSGOLD2026.
How We Will Solicit Proxies
The Company will bear the expense of this solicitation. It is expected that the solicitation will be made primarily by mail, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, electronically and in person and arrange for intermediaries to send this Circular and the form of proxy to their principals at the expense of the Company.

The content and the sending of this Circular have been approved by the Board.

2026 Management Information Circular	1 | ALAMOS GOLD INC.

How to Vote in Advance of the Meeting
Advance voting must be received by 11:00 a.m. (Toronto time) on May 26, 2026.

By proxy (proxy form)
🌐	Go to www.investorvote.com, or by scanning the QR code with a smartphone on the proxy form or voting information form (as applicable).
(	Call 1-866-732-VOTE (1-866-732-8683) Toll Free in Canada and the United States or direct at 1-312-588-4290 from a touch tone telephone and follow the instructions.
*	Complete, sign, and date your form of proxy or voting instructions, and return it in the envelope provided.

How to Attend the Meeting

¶
	Date:	Thursday, May 28, 2026
	Time:	11:00 a.m., Toronto time
	Location:	https://meetings.lumiconnect.com/400-153-190-188
	Registration:	Voting at the Meeting will only be available for registered shareholders and duly appointed proxyholders

Shareholders will not be able to attend the Meeting in person. Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://meetings.lumiconnect.com/400-153-190-188, which will open fifteen (15) minutes prior to the Meeting on May 28, 2026, at 11:00 a.m. Registered shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login”, entering a Username and Password, and accepting the terms and conditions before the start of the Meeting.

Registered shareholders must use the 15-digit control number located on the form of proxy or in the email notification received as the Username, and the Password is “alamos2026”. Computershare Trust Company of Canada (“Computershare”) will provide duly appointed proxyholders with a Username after the voting deadline has passed. Beneficial shareholders who have not appointed themselves may attend the Meeting by clicking “I am a guest” and completing the online form.

Voting at the meeting will only be available for registered shareholders and duly appointed proxyholders.

It is important that shareholders accessing the Meeting online, using a smartphone, tablet or computer, have the latest version of Chrome, Safari, Edge or Firefox and remain connected to the internet at all times during the Meeting in order to vote when balloting commences. In order to participate online, shareholders must have a valid 15-digit control number, and proxyholders must have received an email from Computershare containing a Username.

2026 Management Information Circular	2 | ALAMOS GOLD INC.

How to Participate at the Meeting

In person via Internet Webcast
:
Registered shareholders have the ability to vote at the Meeting by going to https://meetings.lumiconnect.com/400-153-190-188 prior to the start of the Meeting to log in, enter the 15-digit control number and follow the instructions.
Voting via Internet Webcast will only be available for registered shareholders and duly appointed proxyholders.
Registered shareholders and duly appointed proxyholders have the ability to ask questions during the meeting. See Schedule “B” for more information on how to ask questions. You can also direct your questions prior to the meeting to Scott K. Parsons, Senior Vice President, Corporate Development & Investor Relations at: sparsons@alamosgold.com.

The Meeting will be hosted online by way of a live webcast. A summary of the information shareholders will need to attend the online Meeting is provided below. The Meeting will begin at 11:00 a.m. (Toronto time) on Thursday, May 28, 2026. Registered shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned a Username (see details under the heading “Appointment and Revocation of Proxies”), will be able to vote and submit questions during the Meeting. To do so, please go to https://meetings.lumiconnect.com/400-153-190-188 prior to the start of the Meeting to log in. Click on “I have a login” and enter your 15-digit control number or Username along with the password “alamos2026” and accept the terms and conditions. Beneficial Shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest by clicking “I am a guest”, which allows them to listen to the Meeting; however, they will not be able to vote or submit questions.

United States beneficial shareholders must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend and vote in the Meeting. Such beneficial shareholders should follow the instructions from their broker or bank included with these proxy materials or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from their broker, bank or other agent, the beneficial shareholder may register to attend the Meeting by submitting a copy of their legal proxy to Computershare. Requests for registration should be directed to: Computershare, 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6, Canada or email at uslegalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 11:00 a.m. (Toronto time) on May 26, 2026. Please note that you MUST also register your appointment at http://www.computershare.com/alamosgold.
If you are using a 15-digit control number to log in to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.
Appointment and Revocation of Proxies
The persons named in the accompanying form of proxy are designated as proxyholders by management of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO by submitting your proxy to Computershare by 11:00 a.m. (Toronto time) on May 26, 2026. You MUST also go to http://www.computershare.com/alamosgold and provide Computershare with the name and email address of such appointed person by 11:00 a.m. (Toronto time) on May 26, 2026, so that Computershare may provide the proxyholder with a Username via email.
Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in

2026 Management Information Circular	3 | ALAMOS GOLD INC.

writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.
The instrument revoking the proxy must be emailed to the Company at notice@alamosgold.com at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof, duly authorized. Only registered shareholders have the right to revoke a proxy. Beneficial shareholders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.
Provisions Relating to Voting of Proxies
The Common Shares represented by proxy will be voted or withheld from voting by the designated proxyholder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If there are no instructions provided by the shareholder, those Common Shares will be voted in favour of all proposals set out in this Circular. The proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters, which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.
Advice to Beneficial Shareholders of Common Shares
The information set forth in this section is significant to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own names. Beneficial shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases, those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, most of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for, withhold or against resolutions) upon the instructions of the beneficial shareholders. Therefore, beneficial shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.
Applicable regulatory policies require intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by beneficial shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of voting supplied to a beneficial shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the beneficial shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically mails a voting instruction form to the beneficial shareholders, and asks the beneficial shareholders to return the voting instruction forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions to the Company’s tabulation agent respecting the voting of shares to be presented at the Meeting. A beneficial shareholder receiving a voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge well in advance of the Meeting to have the Common Shares voted.

2026 Management Information Circular	4 | ALAMOS GOLD INC.

Beneficial and Registered Shareholders
•If you would like paper copies of the Meeting Materials, you should first determine whether you are (i) a beneficial holder of the Common Shares, as are most of our shareholders, or (ii) a registered shareholder.
•You are a beneficial shareholder (also known as a non-registered shareholder) if you beneficially own Common Shares that are held in the name of an intermediary such as a depository, bank, trust company, securities broker, trustee, clearing agency (such as CDS Clearing and Depository Services Inc. or “CDS”) or another intermediary. For example, you are a non-registered shareholder if your Common Shares are held in a brokerage account of any type.
You are a registered shareholder if you hold a paper share certificate, and your name appears directly on your share certificate.
How to obtain paper copies of the Meeting Materials
Beneficial shareholders may request that paper copies of the Meeting Materials be mailed to them at no cost. Requests may be made up to one year from the date that the Circular was filed on SEDAR+. To request materials before the Meeting, go to www.proxyvote.com and, enter the 16-digit control number located on your voting instruction form and follow the instructions provided. Alternatively, you may submit a request by calling 1-877-907-7643. If you are a Non-Objecting Beneficial Owner, you may also request that paper copies of the Meeting Materials be mailed to you at no cost by calling 1-877-907-7643. Requests should be received by May 13, 2026 (i.e., at least ten (10) business days in advance of the date and time set out in your voting instruction form as a voting deadline) if you would like to receive the Meeting Materials in advance of the voting deadline and Meeting date.
If you hold a paper share certificate or DRS Advice or Statement (“DRS”) and your name appears directly on your share certificate or DRS, you are a registered shareholder, and you may request that paper copies of the Meeting Materials be mailed to you at no cost by calling 1-866-962-0498. Requests should be received by May 13, 2026 (i.e., at least ten business days in advance of the date and time set out in your proxy form as a voting deadline). Requests by registered shareholders may be made up to one year from the date that the Circular was filed on SEDAR+ by calling the Assistant Corporate Secretary of the Company at 1-866-788-8801.
How many shareholders are needed to reach a quorum at the Meeting?
At least two people must be present at the meeting in person (virtually or by proxy), representing not less than 25% of the total number of votes entitled to vote at the Meeting. On April 10, 2026, 419,965,411 Common Shares were issued and outstanding, each share carrying the right to one vote. The Company is authorized to issue an unlimited number of Common Shares without par value. Only shareholders of record on the close of business on April 15, 2026, who either personally attend the Meeting or who complete and deliver a proxy in the manner and subject to the provisions set out under the headings “Record Date for Voting at the Meeting” and “Appointment and Revocation of Proxies” will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

2026 Management Information Circular	5 | ALAMOS GOLD INC.

Does any shareholder own 10% or more of Alamos’ Common Shares?
To the knowledge of the Directors and senior officers of the Company, as at the date of this Circular, there are no persons or companies beneficially owning or controlling or directing, directly or indirectly, shares carrying ten percent (10%) or more of the voting rights attached to all outstanding shares of the Company, except as follows:

Name and Address	Number of Shares	Percentage of Outstanding Common Shares
Van Eck Associates Corp., 666 Third Ave, 9th Floor, New York, NY 10017	42,040,749(1)	10.01%
(1)According to the SEC Form 13G filed on Alamos’ profile on EDGAR, as of December 31, 2025, this company owned or exercised control or direction over the number of Common Shares of the Company indicated.

2026 Management Information Circular	6 | ALAMOS GOLD INC.

BUSINESS OF THE MEETING

1.    Receiving the Consolidated Financial Statements of Alamos Gold Inc.
The consolidated financial statements of the Company for the fiscal year ended December 31, 2025, together with the auditors’ report thereon, are mailed to the Company’s registered and beneficial shareholders who requested them. The 2025 consolidated financial statements of the Company are available on the Alamos website at www.alamosgold.com and on both the System for Electronic Document Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca, our profile on Electronic Data Gathering, Analysis, and Retrieval (EDGAR) at www.sec.gov/edgar, or http://www.envisionreports.com/ALAMOSGOLD2026.
2.    Election of Directors
At the Meeting, shareholders will be asked to elect eleven (11) directors. Each director elected will hold office until the conclusion of the next annual meeting of shareholders of the Company at which a director is elected, unless the director’s office is earlier vacated in accordance with the articles of the Company or the provisions of the Business Corporations Act (Ontario).
All the nominated directors are independent, except for John A. McCluskey, the Company’s President and Chief Executive Officer (“CEO”) (see “Director Independence”, on page 70, below). As such, the majority (90.9%) of director nominees are independent.
You can vote “for” all of these directors, vote “for” some of them and “withh0ld” others, or “withh0ld” all of them.
The following pages set out information about the nominees for election as directors. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees have been nominated for election as a director of the Company.
Each of the nominated directors is eligible to serve as a director and has expressed his/her willingness to do so. All eleven (11) of the nominated directors have previously served as directors of the Company.
To learn more about how our Board operates, see our “Statement of Corporate Governance Practices” on page 69.
Unless otherwise instructed, the named proxyholders will vote for all the nominated directors listed below. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee at their discretion.

2026 Management Information Circular	7 | ALAMOS GOLD INC.

J. Robert S. Prichard, OC, O.Ont Toronto, Ontario, Canada
Mr. Prichard is a lawyer and Corporate Director. At present, he serves as non-executive Chairman of Torys LLP, Director of Onex Corporation and Wittington Investments, and Chair of VIA, HFR (crown corporation). He is the former Chair of the BMO Financial Group, Director of George Weston Limited and Barrick Gold Corporation and Chair of the Hospital for Sick Children. He is also President Emeritus of the University of Toronto. Mr. Prichard taught law at the University of Toronto, Yale University and Harvard University and served as Dean of Law from 1984-1990 and President from 1990-2000 at the University of Toronto. He subsequently served as President and CEO of Torstar Corporation from 2002-2009 and then President and CEO of Metrolinx before serving as Chair of Metrolinx from 2010-2018. He is an Officer of the Order of Canada, a Member of the Order of Ontario, a Fellow of the Royal Society of Canada and a Fellow of the Institute of Corporate Directors. He attended Swarthmore College, the University of Chicago (MBA), the University of Toronto (LLB) and Yale University (LLM). Mr. Prichard has been a Director of Alamos since May 2, 2019, and Chair of the Board of Directors since January 8, 2025.

ANNUAL MEETING VOTING RESULTS	Independent Director Since May 2, 2019	Age 77

Withheld
0.57%
2025
99.43%
For
Vote For: 288,734,732
Withheld Vote: 1,661,379

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•Onex Corporation
•Metals and Mining
•Finance
•Government Affairs/Public Policy/Indigenous Relations
•Human Resources
•Accounting
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2025 Meeting Attendance	2025 Meeting Attended (%)
Board (Chair)	5 of 5	100
Human Resources Committee	5 of 5	100
Corporate Governance and Nominating Committee	5 of 5	100
Public Affairs Committee (Chair)	4 of 4	100

OWNERSHIP UNDER THE GUIDELINES (as of April 10, 2026)
Ownership requirement	Shares	DSUs	Total ownership value (CAD$)	Meets ownership requirement
3x Total Retainer	64,600	156,577	$14,840,977	Yes

2026 Management Information Circular	8 | ALAMOS GOLD INC.

Alexander Christopher, B.Sc. (Hons.), P.Geo. Whistler, British Columbia, Canada
Mr. Christopher has over 40 years of experience in the mineral exploration and mining industry, spending the majority of his career with Teck Resources Limited before retiring in 2024. Mr. Christopher held a number of management, commercial and technical positions in Teck Resources Limited’s Exploration, Corporate Development and Project Groups, and prior to moving into his senior leadership roles at Teck Resources Limited, he spent over a decade on commercial and corporate development activities, including major evaluations, acquisitions, divestitures, and strategic initiatives.
Mr. Christopher is a Director of ASX-listed BMC Minerals Ltd., where he is the Chair of the Technical Committee and member of the Audit Committee, a former director of Horizonte Minerals Plc, the Association of Mineral Exploration BC, and the Prospectors and Developers Association of Canada, where he served as President from 2021 to 2023. He is a member of the Engineers and Geoscientists British Columbia and possesses an Honours B.Sc. in Geology from McMaster University and a Biological Technology (Science) diploma from Canadore College. Mr. Christopher has been a director of Alamos since May 29, 2025.

ANNUAL MEETING VOTING RESULTS	Independent Director Since May 29, 2025	Age 66

Withheld
0.15%
2025
99.85%
For
Vote For: 289,950,137
Withheld Vote: 445,974

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	BMC Minerals Ltd.
•Exploration
•Metals and Mining
•Human Resources
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2025 Meeting Attendance	2025 Meeting Attended (%)
Board(1)	3 of 3	100
Human Resources Committee(2)	2 of 2	100
Technical and Sustainability Committee(3)	4 of 4	100

OWNERSHIP UNDER THE GUIDELINES (as of April 10, 2026)
Ownership requirement	Shares	DSUs	Total ownership value (CAD$)	Meets ownership requirement
3x Total Retainer	–	4,925	$330,468	In Progress(4)
(1)Mr. Christopher became a member of the Board of Directors on May 29, 2025, and therefore only attended meetings following that date.
(2)Mr. Christopher became a member of the Human Resources Committee on May 29, 2025, and therefore only attended meetings following that date.
(3)Mr. Christopher became a member of the Technical and Sustainability Committee on May 29, 2025, and therefore only attended meetings following that date.
(4)Mr. Christopher became a Director of the Company on May 29, 2025, and therefore is expected to achieve the Minimum Equity Ownership Requirements of the Company by the date that is the five-year anniversary of the date he became a Director (May 29, 2030).

2026 Management Information Circular	9 | ALAMOS GOLD INC.

Elaine Ellingham, MBA, M.Sc., P.Geo. Toronto, Ontario, Canada
Ms. Ellingham is a Mining Executive and geologist with over 30 years of experience in mineral exploration, corporate development, investor relations and senior management for mining companies. She also spent eight years with the Toronto Stock Exchange, from 1997 to 2005, in a number of capacities, including National Leader of Mining. She has held senior management roles at IAMGOLD Inc. and Richmont Mines Inc. and currently serves as Executive Chair, President and CEO of Omai Gold Mines Corp. For fifteen years, she consulted to international mining companies and private equity funds, evaluating and executing corporate transactions and assisting in going-public transactions. Her former Directorships include Wallbridge Mining Company Ltd, Aurania Resources Ltd, Almaden Minerals Ltd, and Richmont Mines Inc. (acquired by Alamos in 2017). Ms. Ellingham holds a Master of Science degree and a Master of Business Administration from the University of Toronto, and is a Professional Geoscientist. Ms. Ellingham has been a Director of Alamos since May 7, 2018.

ANNUAL MEETING VOTING RESULTS	Independent Director Since May 7, 2018	Age 66

Withheld
0.70%
2025
99.30%
For
Vote For: 288,375,377
Withheld Vote: 2,020,734

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•Omai Gold Mines Corp.
•Operations
•Exploration
•Metals and Mining
•Finance
•Human Resources
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2025 Meeting Attendance	2025 Meeting Attended (%)
Board	5 of 5	100
Audit Committee	5 of 5	100
Human Resources Committee(1)	4 of 4	100
Technical and Sustainability Committee	7 of 7	100

OWNERSHIP UNDER THE GUIDELINES (as of April 10, 2026)
Ownership requirement	Shares	DSUs	Total ownership value (CAD$)	Meets ownership requirement
3x Total Retainer	25,274	110,402	$9,103,860	Yes
(1)Ms. Ellingham was a member of the Human Resources Committee through to September 8, 2025, and therefore only attended meetings prior to that date.

2026 Management Information Circular	10 | ALAMOS GOLD INC.

David Fleck, B.A., MBA, ICD.D Toronto, Ontario, Canada
Mr. Fleck has more than 30 years of capital markets experience. Beginning his career in corporate finance, Mr. Fleck ultimately rose to the positions of Co-Head Equity Products and Executive Managing Director of the BMO Financial Group. Mr. Fleck was subsequently appointed President of Mapleridge Capital Corp., and then President and Chief Executive Officer of Macquarie Capital Markets Ltd. He is currently Principal at First Avenue Investment Counsel, a former Partner and Senior Vice President of Delaney Capital Management, and former Co-President of Forthlane Partners. Mr. Fleck holds a B.A. in Economics from the University of Western Ontario, an MBA from INSEAD School of Business and has completed the Directors Education Program at Rotman School of Business, University of Toronto and has received the ICD.D certification from the Institute of Corporate Directors. Mr. Fleck has been a Director of Alamos since July 2, 2015, before which he was a director of a predecessor to the Company since March 10, 2014.

ANNUAL MEETING VOTING RESULTS	Independent Director Since March 10, 2014	Age 66

Withheld
1.38%
2025
98.62%
For
Vote For: 286,388,311
Withheld Vote: 4,007,800

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•N/A
•Metals and Mining
•Finance
•Human Resources
•Accounting
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2025 Meeting Attendance	2025 Meeting Attended (%)
Board	5 of 5	100
Audit Committee	5 of 5	100
Corporate Governance and Nominating Committee (Chair)	5 of 5	100
Human Resources Committee(1)	2 of 2	100

OWNERSHIP UNDER THE GUIDELINES (as of April 10, 2026)
Ownership requirement	Shares	DSUs	Total ownership value (CAD$)	Meets ownership requirement
3x Total Retainer	4,500	179,300	$12,332,980	Yes
(1)Mr. Fleck was elected as a member of the Human Resources Committee on May 29, 2025, and therefore only attended meetings after that date.

2026 Management Information Circular	11 | ALAMOS GOLD INC.

Serafino Tony Giardini, CPA, CBV Rome, Italy
Mr. Giardini brings more than 40 years of financial and senior leadership experience in the mining sector. He is currently President and Chief Executive Officer of Trilogy Metals Inc. Mr. Giardini previously served as President of Ivanhoe Mines Ltd. from May 2019 to March 2020, Executive Vice President and Chief Financial Officer of Kinross Gold Corporation from December 2012 to April 2019, Chief Financial Officer of Ivanhoe Mines Ltd. from May 2006 to April 2012 and Director of Torex Gold Resources Inc. from June 2021 to June 2024. Mr. Giardini also spent more than 10 years with Placer Dome Inc. as Vice President and Treasurer. Before joining Placer Dome, Mr. Giardini spent 12 years with the accounting firm KPMG. Mr. Giardini holds a degree in Business and Commerce from the University of British Columbia and is a Chartered Professional Accountant, Certified Public Accountant, and Chartered Business Valuator. Mr. Giardini has been a Director of Alamos since September 10, 2024.

ANNUAL MEETING VOTING RESULTS	Independent Director Since September 10, 2024	Age 66

Withheld
0.31%
2025
99.69%
For

- Vote For: 289,503,022
- Withheld Vote: 893,089

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•Trilogy Metals Inc.
•Metals and Mining
•Finance
•Accounting
•International Business

BOARD AND COMMITTEE ATTENDANCE
	2025 Meeting Attendance	2025 Meeting Attended (%)
Board	5 of 5	100
Audit Committee	5 of 5	100
Technical and Sustainability Committee (Chair)	7 of 7	100

OWNERSHIP UNDER THE GUIDELINES (as of April 10, 2026)
Ownership requirement	Shares	DSUs	Total ownership value (CAD$)	Meets ownership requirement
3x Total Retainer	–	10,426	$699,585	In progress(1)
(1)Mr. Giardini became a Director of the Company on September 10, 2024, and therefore is expected to achieve the Minimum Equity Ownership Requirements of the Company by the date that is the five-year anniversary of the date he became a Director (September 10, 2029).

2026 Management Information Circular	12 | ALAMOS GOLD INC.

Claire Kennedy, B.A.Sc., LL.D. (Hons.), ICD.D, P.Eng Toronto, Ontario, Canada
Ms. Kennedy is a corporate director and former Managing Partner of Bennett Jones LLP, where she was also a senior tax partner. She is a director of Constellation Software Inc. and a member of its Audit Committee and is also a Trustee of the National Gallery of Canada. Ms. Kennedy served on the board of the Bank of Canada from 2012 to 2025 and was Lead Director from 2018 to 2025. She served on the board of Neo Performance Materials Inc. from 2017 and as Chair from 2020 until her retirement from the board in June 2025. She was formerly a director of predecessor company, Neo Material Technologies Inc. Ms. Kennedy is a member of the Dean's Advisory Committee at Rotman School of Management and is co-Chair of the University of Toronto's Defy Gravity campaign. She was a government appointee to the University of Toronto's Governing Council from 2012-2021 and served as Chair from 2017 until the conclusion of her term. Ms. Kennedy holds a Bachelor of Applied Science degree in chemical engineering from the University of Toronto and a law degree from Queen’s University. She has completed the University of Chicago’s Booth School of Business Advanced Management Program and the Making Corporate Boards More Effective program at Harvard Business School. Ms. Kennedy also holds the ICD.D designation from the Institute of Corporate Directors, is a Professional Engineer in Ontario, and was awarded an honorary LL.D. by the University of Toronto. Ms. Kennedy has been a director of Alamos since November 10, 2015.

ANNUAL MEETING VOTING RESULTS	Independent Director Since November 10, 2015	Age 59

Withheld
0.94%
2025
99.06%
For
Vote For: 287,652,166
Withheld Vote: 2,743,945

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•Constellation Software Inc.
•Metals and Mining
•Finance
•Government Affairs/Public Policy/Indigenous Relations
•Human Resources
•Accounting
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2025 Meeting Attendance	2025 Meeting Attended (%)
Board	5 of 5	100
Audit Committee (Chair)	5 of 5	100
Corporate Governance and Nominating Committee	5 of 5	100
Public Affairs Committee	4 of 4	100

OWNERSHIP UNDER THE GUIDELINES (as of April 10, 2026)
Ownership requirement	Shares	DSUs	Total ownership value (CAD$)	Meets ownership requirement
3x Total Retainer	9,500	167,119	$11,851,135	Yes

2026 Management Information Circular	13 | ALAMOS GOLD INC.

Chana Martineau, BA, ICD.D Edmonton, Alberta, Canada
Ms. Martineau is the Chief Executive Officer of the Alberta Indigenous Opportunities Corporation, a globally leading crown corporation dedicated to supporting Indigenous economic investment in large scale infrastructure through loan guarantees and capacity grant funding. Prior to leading the AIOC, Ms. Martineau was a vice president with Canadian Western Bank (acquired by National Bank Financial Group in 2025) and spent more than a decade with Ernst & Young LLP. Currently, she is a director of Cenovus Energy Inc. and Governance Chair Alberta Heritage Fund Opportunities Corporation. She is a recognized leader and speaker on Indigenous reconciliation. Ms. Martineau holds a degree in Economics from the University of Alberta and holds the ICD.D designation from the Institute of Corporate Directors. Ms. Martineau is a proud member of Frog Lake First Nation. Ms. Martineau has been a director of Alamos since May 29, 2025.

ANNUAL MEETING VOTING RESULTS	Independent Director Since May 29, 2025	Age 56

Withheld
0.20%
2025
99.80%
For

■ Vote For: 289,807,115

■ Withheld Vote: 588,995

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•Cenovus Energy Inc.
•Finance
•Government Affairs/Public Policy/Indigenous Relations
•Human Resources
•Accounting
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2025 Meeting Attendance	2025 Meeting Attended (%)
Board(1)	3 of 3	100
Public Affairs Committee(2)	2 of 2	100
Technical and Sustainability Committee(3)	3 of 4	75

OWNERSHIP UNDER THE GUIDELINES (as of April 10, 2026)
Ownership requirement	Shares	DSUs	Total ownership value (CAD$)	Meets ownership requirement
3x Total Retainer	–	4,925	$330,468	In Progress(4)
(1)Ms. Martineau became a member of the Board of Directors on May 29, 2025, and therefore only attended meetings following that date.
(2)Ms. Martineau became a member of the Public Affairs Committee on May 29, 2025, and therefore only attended meetings following that date.
(3)Ms. Martineau became a member of the Technical and Sustainability Committee on May 29, 2025, and therefore only attended meetings following that date.
(4)Ms. Martineau became a Director of the Company on May 29, 2025, and therefore is expected to achieve the Minimum Equity Ownership Requirements of the Company by the date that is the five-year anniversary of the date she became a Director (May 29, 2030).

2026 Management Information Circular	14 | ALAMOS GOLD INC.

John A. McCluskey Toronto, Ontario, Canada
Mr. McCluskey began his career with Glamis Gold Ltd. in 1983. He went on to hold senior executive positions in a number of public companies in the resource sector. In 1996, he founded Grayd Resource Corporation, where he was Chief Executive Officer. In 1996, he also co-founded Alamos Minerals with mining hall of famer Chester Millar. Mr. McCluskey has been the President and Chief Executive Officer of Alamos since 2003, when the Company merged with National Gold Corp. Mr. McCluskey was named Ontario’s 2012 Ernst & Young Entrepreneur of the Year, based on a judging panel’s assessment of financial performance, vision, leadership, innovation, personal integrity and influence, social responsibility and entrepreneurial spirit. In addition, he is the recipient of the 2018 Murray Pezim Award for perseverance and success in financing mineral exploration and the 2023 Viola R. MacMillan Award, given to an individual or organization demonstrating leadership in management and financing for the exploration and development of mineral resources. Mr. McCluskey is currently a Director of the World Gold Council. In addition, Mr. McCluskey is a former Director of Orford Mining Corporation. Mr. McCluskey has been a Director of Alamos since July 2, 2015, before which he was a director of a predecessor to the Company since July 1996. Mr. McCluskey is the President and Chief Executive Officer of Alamos Gold Inc.

ANNUAL MEETING VOTING RESULTS	Non-Independent Director Since July 1996	Age 66

Withheld
0.22%
2025
99.78%
For

■ Vote For: 289,752,618

■ Withheld Vote: 643,494

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	N/A
•Operations
•Exploration
•Metals and Mining
•Finance
•Government Affairs/Public Policy/Indigenous Relations
•Human Resources
•Accounting
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2025 Meeting Attendance	2025 Meeting Attended (%)
Board	5 of 5	100

OWNERSHIP UNDER THE GUIDELINES (as of April 10, 2026)
Ownership requirement	Shares(1)	RSUs	PSUs	Total ownership value (CAD$)	Meets ownership requirement
3x Base Salary	991,746	146,938	192,198	$89,302,182	Yes
(1)Of this amount, 219,941 Common Shares are held by Mr. McCluskey's spouse, 86,568 Common Shares are held by No. 369 Sail View Ventures Ltd., a corporation wholly-owned by Mr. McCluskey and his spouse, and a total of 685,237 Common Shares are held directly by Mr. McCluskey.

2026 Management Information Circular	15 | ALAMOS GOLD INC.

Richard McCreary, MBA, M.Sc. B.Sc. (Hons) Consecon, Ontario, Canada
Mr. McCreary has over 40 years of experience in the resource sector, both as a principal in executive and board roles with various companies, as well as a financial advisor in investment banking. Mr. McCreary started his career with Gulf Canada as an exploration geophysicist, later working with the Noranda-Falconbridge Group in engineering, technology-development, and metals marketing; and later, as Senior Vice President, Corporate Development with Barrick. His most recent investment banking role was Deputy Chair Investment Banking at TD Securities, and prior, Head of CIBC's Global Mining Investment Banking Group. During his career, Mr. McCreary has acted as principal or lead financial advisor in some of the largest marquee transactions in the mining sector. Currently, he is a director of ATEX Resources Inc. He holds an MBA in Finance and Strategy from McGill University, and a Master of Science and Bachelor of Science (Hons) in Geological Engineering from Queen's University. Mr. McCreary has been a director of Alamos since May 29, 2025.

ANNUAL MEETING VOTING RESULTS	Independent Director Since May 29, 2025	Age 63

Withheld
0.17%
2025
99.83%
For
Vote For: 289,910,937
Withheld Vote: 485,174

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•ATEX Resources Inc.
•Operations
•Exploration
•Metals and Mining
•Finance
•Government Affairs/Public Policy/Indigenous Relations
•Human Resources
•Accounting
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2025 Meeting Attendance	2025 Meeting Attended (%)
Board(1)	3 of 3	100
Audit Committee(2)	2 of 2	100
Technical and Sustainability Committee(3)	4 of 4	100

OWNERSHIP UNDER THE GUIDELINES (as of April 10, 2026)
Ownership requirement	Shares	DSUs	Total ownership value (CAD$)	Meets ownership requirement
3x Total Retainer	3,200	4,925	$545,188	In Progress(4)
(1)Mr. McCreary became a member of the Board of Directors on May 29, 2025, and therefore only attended meetings following that date.
(2)Mr. McCreary became a member of the Audit Committee on May 29, 2025, and therefore only attended meetings following that date.
(3)Mr. McCreary became a member of the Technical and Sustainability Committee on May 29, 2025, and therefore only attended meetings following that date.
(4)Mr. McCreary became a Director of the Company on May 29, 2025, and therefore is expected to achieve the Minimum Equity Ownership Requirements of the Company by the date that is the five-year anniversary of the date he became a Director (May 29, 2030).

2026 Management Information Circular	16 | ALAMOS GOLD INC.

Monique Mercier, LL.B., M.Phil. (Oxon), Ad. E. Montreal, Québec, Canada
Ms. Mercier is a Corporate Director and Senior Advisor at Bennett Jones LLP. She retired in December 2018 from TELUS Corporation, where she was Executive Vice-President, Corporate Affairs, Chief Legal and Governance Officer since 2014. Ms. Mercier has been a senior executive in the telecom, health and information industry for most of her career, including two decades at TELUS and Emergis, where she led a number of corporate functions, including human resources, government and media relations, regulatory and sustainability. She is a graduate from the University of Montreal and Oxford University, where she was awarded the Commonwealth Scholarship. She is currently Chair of the Board of Directors of Innergex Renewable Energy Inc., a Director of TMX Group Limited, and the Thoracic Surgery Research Foundation of Montreal. Ms. Mercier was formerly a Director of the Bank of Canada, iA Financial Corporation Inc., Stornoway Diamond Corporation, and the Canadian Cancer Research Society. She has received numerous awards, including the 2018 Lifetime Achievement Award at the annual Canadian General Counsel Awards ceremony. Ms. Mercier has been Director of Alamos since May 2, 2019.

ANNUAL MEETING VOTING RESULTS	Independent Director Since May 2, 2019	Age 69

Withheld
1.04%
2025
98.96%
For

■ Vote For: 287,376,868

■ Withheld Vote: 3,019,243

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	•TMX Group Limited
•Metals and Mining •Finance •Government Affairs/Public Policy/Indigenous Relations
•Human Resources
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2025 Meeting Attendance	2025 Meeting Attended (%)
Board	4 of 5	80
Human Resources Committee (Chair)	5 of 5	100
Corporate Governance and Nominating Committee	5 of 5	100
Public Affairs Committee	4 of 4	100

OWNERSHIP UNDER THE GUIDELINES (as of April 10, 2026)
Ownership requirement	Shares	DSUs	Total ownership value (CAD$)	Meets ownership requirement
3x Total Retainer	2,619	91,511	$6,316,123	Yes

2026 Management Information Circular	17 | ALAMOS GOLD INC.

Shaun Usmar, B.Sc., MBA. Toronto, Ontario, Canada
Shaun Usmar is an international mining executive with 30 years of experience working around the globe in some of the world's largest and fastest growing mining companies. He joined Vale Base Metals as CEO in 2024, where he has overseen the transformation of VBM’s operations, finances and culture, enhancing safety, increasing production, reducing costs and setting the stage for growth. He was recognized as 2025 ‘Mining Leader of the Year’ by Resourcing Tomorrow. Formerly, Mr. Usmar founded Triple Flag Precious Metals Corp. and served as the CEO and a Director until September 2024, and prior roles included Senior Executive Vice President and Chief Financial Officer of Barrick Gold Corporation, from 2014 to 2016. He joined Xstrata in 2002 as an early senior executive that helped grow the company into one of the world's largest diversified miners at the time of its acquisition by Glencore in 2013. His roles at Xstrata included General Manager of Business Development in London, Chief Financial Officer of Xstrata's global Ferro-Alloys business in South Africa, and Chief Financial Officer of Xstrata's global Nickel business in Canada. Prior to joining Xstrata, Mr. Usmar worked at BHP Billiton in Corporate Finance in London, and started his career in mining in operations in the steel and aluminum industries as a production engineer. Mr. Usmar has served on several other boards in the past, including Peabody Energy and the World Gold Council, where he chaired the Audit Committee. Since 2010, Shaun has worked as a senior volunteer with Make-A-Wish Canada, serving as National Board Chair until early 2026. His involvement reflects a long-standing passion for making a meaningful impact on the lives of children facing critical illnesses. He holds a Bachelor of Science Engineering in Metallurgy and Materials from the University of Witwatersrand in South Africa, and an MBA from the Kellogg Graduate School of Management at Northwestern University, both with distinction. Mr. Usmar has been a director of Alamos since May 25, 2023.

ANNUAL MEETING VOTING RESULTS	Independent Director Since May 25, 2023	Age 56

Withheld
0.18%
2025
99.82%
For
Vote For: 289,877,986
Withheld Vote: 518,126

	Areas of Expertise	Other Public Boards
	•Strategy and Leadership	N/A
•Operations
•Metals and Mining
•Finance
•Government Affairs/Public Policy/Indigenous Relations
•Human Resources
•Accounting
•International Business
•ESG and Legal

BOARD AND COMMITTEE ATTENDANCE
	2025 Meeting Attendance	2025 Meeting Attended (%)
Board	5 of 5	100
Technical and Sustainability Committee	6 of 7	86

OWNERSHIP UNDER THE GUIDELINES (as of April 10, 2026)
Ownership requirement	Shares	DSUs	Total ownership value (CAD$)	Meets ownership requirement
3x Total Retainer	—	22,252	$1,493,109	Yes

2026 Management Information Circular	18 | ALAMOS GOLD INC.

The information as to location of residence and principal occupation has been furnished by the respective Directors individually, and the information as to shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually as at April 10, 2026, as reported on the SEDI website at www.sedi.ca. The values reported under “Total Ownership Value” are based on the number of outstanding vested or not vested units as at April 10, 2026, multiplied by the closing price of the Common Shares on the TSX at April 10, 2026, of CAD$67.10. For full details, see the Company’s Minimum Equity Ownership Requirements (page 26).

Our Policy on Majority Voting
The Board believes that each of its members should carry the confidence and support of its shareholders. To this end, the Board has adopted a Majority Voting Policy. If, at any meeting for the election of Directors, a Director receives more “withheld” votes than “for” votes, the Director must promptly tender his or her resignation to the Board to take effect on acceptance by the Board. The Board will promptly accept the resignation unless the Corporate Governance and Nominating Committee (“CGNC”) of the Board determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. Within 90 days of the relevant shareholders’ meeting, the Board will make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of press release. If the Board accepts the resignation, it may appoint a new director to fill the vacancy. Any Director who tenders his or her resignation will not participate in the deliberations of the CGNC or the Board regarding such matters. In the event any Director fails to tender his or her resignation in accordance with this policy, the Board will not re-nominate such Director.
Cease Trade Orders, Bankruptcies and Penalties and Sanctions
Except as described below, no proposed Director is, as at the date of this Circular, or was within ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
On January 15, 2020, Kew Media Group Inc. (“Kew”) was subject to a cease trade order issued by the Ontario Securities Commission due to Kew’s auditor’s withdrawal of audit reports as a result of misrepresentations by Kew’s former Chief Financial Officer. David Fleck resigned from the board of directors of Kew in late February 2020.
Except as described below, no proposed Director; (i) is, as at the date of this Circular, or has been within the ten (10) years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director.
On February 28, 2020, a receiver was appointed over the assets, undertakings and properties of Kew. David Fleck resigned from the board of directors of Kew, as discussed above.
No proposed Director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed Director.

2026 Management Information Circular	19 | ALAMOS GOLD INC.

3.    Appointment of Auditor
The Board unanimously recommends that shareholders vote in favour of KPMG LLP, Chartered Accountants and Licensed Public Accountants, of 333 Bay Street, Suite 4600, Toronto, Ontario, Canada M5H 2S5, as auditor of the Company for the ensuing year, until the close of the next annual meeting of shareholders at remuneration to be fixed by the Directors. Unless instructed otherwise, the persons named in the accompanying proxy intend to vote “FOR” the Appointment of KPMG LLP as Auditor.
The persons named in the enclosed form of proxy will vote for the appointment of KPMG LLP, Chartered Accountants and Licensed Public Accountants, of 333 Bay Street, Suite 4600, Toronto, Ontario, Canada M5H 2S5, as auditor of the Company for the ensuing year, until the close of the next annual meeting of shareholders at remuneration to be fixed by the Directors.
We most recently held a vote on the appointment of our Auditor, KPMG LLP, at our May 29, 2025, Annual General Meeting of Shareholders. The Appointment of Auditor Resolution was supported with 95.59% of the votes cast (311,046,217 shares) on the resolution in favour of re-appointment of KPMG LLP as Auditor and 4.41% of the votes cast (14,360,899 shares) withheld.
For the fiscal year ended December 31, 2025, KPMG LLP was paid the following fees:

Fiscal Year-End(1)	Audit Fees(2)	Audit Related Fees(3)	Tax Fees(4)	All Other Fees(5)
2025	$1,858,107	$37,661	$26,305	Nil
(1)All fees are in US dollars converted at the average rate for 2025 of CAD$1.00 = USD$0.7154.
(2)Fees charged for the annual financial statement audit and quarterly reviews.
(3)Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
(4)Fees charged for tax compliance, tax advice, and tax planning services.
(5)Fees for services other than disclosed in any other column.

2026 Management Information Circular	20 | ALAMOS GOLD INC.

4.    Advisory Resolution on Approach to Executive Compensation - “Say on Pay”

The Company believes that its compensation objectives and approach to executive compensation align the interests of management with the long-term interests of shareholders and are appropriate. Details of the Company’s approach to executive compensation are disclosed in the “Report on Executive Compensation” set forth immediately below.
As part of our dialogue with shareholders about executive compensation, we are again proposing a “say on pay” advisory resolution (the “Say on Pay Resolution”) for this year’s Meeting.
As the Say on Pay Resolution is an advisory vote, the results are not binding upon the Board. However, the Board, the Human Resources Committee (“HRC”) and the CGNC of the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions.
We most recently held an advisory vote on executive compensation at our May 29, 2025, Annual General Meeting of Shareholders. The Say on Pay Resolution was supported by 97.37% of the votes cast (282,766,415 shares), and 2.63% of the votes cast (7,629,693 shares) were voted against.
Prior to voting on the Say on Pay Resolution, the Board urges shareholders to read the Report on Executive Compensation section of the Circular, as it explains the objectives and principles used in designing an executive compensation program for Alamos’ Named Executive Officers (“NEOs”). Shareholders with questions about our executive compensation programs are encouraged to contact Nicole Lichowit, Vice President, Human Resources, by email at notice@alamosgold.com.
“BE IT RESOLVED THAT:
1.On an advisory basis and not to diminish the role and responsibilities of the Board, that shareholders accept the approach to executive compensation disclosed in this Circular, provided in advance of the Meeting.
The Board unanimously recommends that shareholders vote in favour of the Say on Pay Resolution. Unless instructed otherwise, the persons named in the accompanying proxy intend to vote “FOR” the Say on Pay Resolution.”
Other Business
2026 Shareholder Proposals

The Business Corporations Act (Ontario) (“OBCA”) permits certain eligible shareholders to submit shareholder proposals to the Company, which may be included in a management proxy circular relating to an annual meeting of shareholders. The Company received no proposals prior to the notice requirements outlined in the OBCA.
Shareholder Nominations for Directors
Shareholders may at any time submit to the Board the names of individuals for consideration as directors. The CGNC will consider such submissions when assessing the diversity, skills and experience required on the Board to enhance overall board composition and oversight capabilities and making recommendations for individuals to be nominated for election as directors.
Holders of shares representing in the aggregate not less than 5% of the outstanding shares may nominate individuals to serve as directors and have their nominations included in the Company’s proxy circular for its annual meeting by submitting a shareholder proposal in compliance with and subject to the provisions of the OBCA. No such shareholder proposal was received this year.

2026 Management Information Circular	21 | ALAMOS GOLD INC.

Advance Notice Requirements
The Company’s By-Laws (“By-Laws”) contain an advance notice requirement for director nominations. These requirements are intended to provide a transparent, structured and fair process with a view to providing shareholders an opportunity to submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the Company and include the information set out in the Company’s By-Laws. A copy of the By-Laws of the Company is available through the Company’s website at www.alamosgold.com, www.sedarplus.ca or www.sec.gov/edgar.

2026 Management Information Circular	22 | ALAMOS GOLD INC.

REPORT ON EXECUTIVE COMPENSATION
As at December 31, 2025, the end of the most recently completed financial year of the Company, NEOs of the Company were: John A. McCluskey, President and CEO, Gregory Fisher, Chief Financial Officer (“CFO”), Luc Guimond, Chief Operating Officer (“COO”), Christopher Bostwick, Senior Vice President, Technical Services, and Scott R.G. Parsons, Vice President, Exploration.
Summary Highlights
Alamos received strong Say on Pay support last year, and has made no material changes to the executive compensation program for 2025. The Company achieved a corporate short-term incentive plan (STIP) performance score of 75% of target, as detailed in the corporate scorecard. Performance Share Units (“PSUs”) granted in 2022 vested in March 2025, at 146.8% of target, based on the achievement of the performance criteria for the applicable performance periods. Outstanding equity held by NEOs continues to align with the long-term interests of shareholders.
Compensation Philosophy
The Alamos executive compensation program is designed to achieve the following objectives:
•Attract, retain, and motivate executives of the highest quality;
•Align the interests of the CEO and senior executives with the Company’s shareholders;
•Create incentives to achieve established corporate and individual performance objectives in the short and long-term;
•Properly reflect the respective duties and responsibilities of the senior executives; and
•Create incentives relating to risk management and regulatory compliance.
These objectives are embedded in the charter of the HRC and reflect the Company’s pay-for-performance philosophy. Each of the elements of the Company’s compensation program (base salary, annual non-equity incentive and long-term equity incentives) is designed to achieve one or more of these objectives, both in the short and long-term.
Compensation for the NEOs and other executive officers consists of a base salary, annual non-equity incentive, and annual long-term incentives in the form of stock options, restricted and performance share unit grants, plus benefits. The HRC reviews and recommends base salary levels to the Board, based on several factors, to enable the Company to attract, motivate and retain high quality executives who are critical to the Company’s long-term success. Annual incentive compensation is linked to achievement of individual and corporate objectives. Long-term equity incentive compensation is intended to align the interests of executive officers with the longer-term interests of shareholders.
Overall, the Company’s compensation philosophy is to position target total compensation around the median of the relevant talent market. Compensation is reviewed annually, and actual salary and awards are based on performance and other factors. The Company continues to have the majority of compensation “at risk”, including annual non-equity incentives and long-term incentives.

Key components of the Company’s compensation plan are discussed in greater detail below.

2026 Management Information Circular	23 | ALAMOS GOLD INC.

Executive Compensation Governance
Executive compensation in the form of base salary, non-equity incentive, and long-term incentives is reviewed by the HRC and approved by the Board of Directors annually.
Compensation Oversight
Each year, the HRC’s executive compensation decisions are informed by advice from the Company’s independent compensation advisor, who provides compensation benchmarking analysis, market intelligence, analysis of Company performance, and review and commentary on compensation recommendations.

Managing Compensation Related Risk
The Board and the HRC have an active role in compensation risk oversight. They consider all factors related to an executive’s performance and regularly assess the risk implications of the Company’s compensation policies and practices, including the potential for any inappropriate or excessive risk-taking by its executive officers.

The Company’s approach to executive compensation includes governance best practices to discourage inappropriate or excessive risk-taking by NEOs and executive officers:

What we do
✓	Benchmark target compensation at the median of a peer group generally similar in size, valuation and industry
✓
Align pay with performance by having a significant majority of CEO and NEO total direct compensation “at-risk” and based on corporate objectives in the short-term and shareholder value creation in the long-term

✓	Use an independent compensation advisor retained directly by the HRC
✓	Use corporate metrics in our annual incentive plan that consists of Financial, Operational, Safety, ESG, Growth and Shareholder Value metrics
✓	Measure performance over various time periods to ensure short-term priorities are balanced with the long-term interests of the Company and its shareholders
✓	Cap incentive payments at 20o% of target for annual incentives and cap vesting at 150% for PSUs (and vesting capped at 100% if 3-year cumulative TSR is negative)
✓	Apply focused and thoughtful Board discretion, up or down, when necessary to capture unique circumstances
✓	Align executive compensation with shareholder interests with an Equity Ownership Policy that applies to the board of directors and executives
✓	Maintain a Clawback Policy that applies to all executives and permits the recoupment of incentive compensation under certain circumstances
✓	Maintain “double trigger” change of control treatment of outstanding unvested equity
✓	Conduct shareholder outreach and provide shareholders with a “Say on Pay” vote

2026 Management Information Circular	24 | ALAMOS GOLD INC.

What we don’t do
✓	We do not provide guaranteed compensation increases or guaranteed incentive payouts
✓	We do not re-price stock options, or grant stock options below the Market Price at the time of the grant
✓	We do not credit unearned years of service in the retirement plan
✓	We do not provide excise tax gross-ups to executives
✓	We do not provide loans to directors or executives
✓
We do not, via the Company’s Insider Trading Policy, allow Directors, officers, employees or any other person retained by the Company or any of its subsidiaries to: (a) engage in hedging transactions with respect to securities in the Company; (b) hold securities of the Company in margin accounts; or (c) pledge securities of the Company as collateral

Overall, the Company has a responsible and effective approach to risk management and executive compensation governance. For 2025, the Board and the HRC did not identify any risks arising from Alamos’ executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.
Board Outreach
The Board is committed to aligning executive pay with the performance of the Company and, in doing so, is committed to its outreach program with representatives of institutional investors, when deemed to be required or when requested. The Chair of the HRC, the Chair of the CGNC and the Chair of the Board met with several institutional investors in 2025 to discuss corporate governance and shareholder engagement.

Independent Advice
Each year, the HRC appoints its independent compensation advisor, reporting directly to the HRC Chair and working with management as appropriate. All services and related invoices are approved by the HRC Chair.

In 2025, the HRC reviewed and considered the information and advice provided by Southlea Group. Market insights, relevant analysis and recommendations from the HRC’s independent advisor are taken into consideration, with final decisions made by the Board with respect to executive compensation after considering the HRC’s recommendations. Southlea Group was first retained in mid-2024.

Compensation advisory fees paid for fiscal 2024 and 2025 are outlined below:

Services	Executive Compensation Related Fees(1)	All Other Fees(1)
2025 Director and Executive Compensation-related Fees

Southlea Group

The HRC continued to retain Southlea in 2025 to provide compensation advice and other related services. Southlea provided the following services in 2025 and for materials and decisions for early 2026:

•Supported development of the shareholder request to re-approve the Company’s Long-term Incentive Plan at the 2025 Annual General and Special Meeting;
•Researched and reviewed the Compensation Peer Group;
•Researched and reviewed the Performance Peer Group;
•Researched and reviewed CEO and executive compensation levels;
•Reviewed management information circular;
•Reviewed equity ownership guidelines and participation;
•Conducted an executive compensation risk review; and
•Provided advice on other executive and Board-level matters.
	CAD$315,961	Nil

2026 Management Information Circular	25 | ALAMOS GOLD INC.

Services	Executive Compensation Related Fees(1)	All Other Fees(1)
2024 Director and Executive Compensation-related Fees

Southlea Group

The HRC retained Southlea in mid-2024 to provide compensation advice and other related services. Southlea provided the following services in 2024 and for materials and decisions for early 2025:

•Researched and reviewed Performance Peer Group;
•Researched and reviewed CEO, executive and board of director compensation levels;
•Reviewed management information circular;
•Reviewed equity ownership guidelines and participation;
•Reviewed ESPP and LTI Plan; and
•Provided advice on other executive and Board-level matters.
	CAD$113,410	Nil
2024 Director and Executive Compensation-related Fees

WTW

The HRC retained WTW in 2024 to provide compensation advice and other related services:

•Researched and reviewed executive compensation benchmarking and recommendations for the HRC;
•Provided advice to the HRC on executive compensation;
•Conducted Pay for Performance analysis;
•Researched and reviewed Director compensation benchmarking;
•Reviewed management information circular; and
•Provided advice on other executive and Board-level matters.
	CAD$216,517	Nil
(1) Reported associated fees may be estimates given billing occurs after the services have been provided and/or may be those fees billed in the respective year, and excludes HST.
Minimum Equity Ownership Requirements
The Company adopted Minimum Equity Ownership Requirements for Directors and executive officers in 2016. On February 18, 2025, the Board of Directors approved a change where Alamos non-executive Directors are now required to own Common Shares or DSUs having an aggregate value equivalent to three (3) times their total director retainer (cash retainer and long-term incentive retainer value), from five (5) times director cash retainer only, prior. Directors are expected to achieve the three (3) times threshold by the date that is the five-year anniversary of becoming a Director.

The CEO is required to own Common Shares, PSUs or RSUs (vested or unvested) having an aggregate value equivalent to three (3) times his annual base salary. The remaining NEOs are required to own Common Shares, PSUs or RSUs (vested or unvested) having an aggregate value equivalent to two (2) times his or her annual base salary. Each of the other executive officers is required to own Common Shares, PSUs or RSUs (vested or unvested) having an aggregate value equivalent to his or her annual base salary. Executive Officers are expected to gradually achieve these ownership levels over a period of five-years from the date on which they became executive officers.
The Company values shares held by executives and Directors based on the greater of (i) the grant value or cost of acquisition, and (ii) the current fair market value.

2026 Management Information Circular	26 | ALAMOS GOLD INC.

Minimum Equity Ownership Requirements

Name	Required ownership as multiple of base salary/ retainer(1) (USD$)	Required ownership as a value ($USD)(2)	PSUs Out-standing(3)(4) (USD$)	RSUs Out-standing(3) (USD$)	DSUs Out-standing(3) (USD$)	Personal Share-Holdings(3) (USD$)	Total Holdings (USD$) (including vested and unvested units)	Share ownership as multiple of base salary/ retainer (including vested and unvested units)	Total Holdings (USD$) (including vested units only)	Share ownership as multiple of base salary/ retainer (including vested units only)
John A. McCluskey	3.0x	$2,495,385	$12,804,295	$6,402,269	—	$48,298,345	$67,504,909	81.2	$50,762,584	61.0
Gregory Fisher	2.0x	$810,096	$2,827,790	$1,414,162	—	$2,000,479	$6,242,430	15.4	$2,511,022	6.2
Luc Guimond	2.0x	$976,455	$3,948,987	$1,979,632	—	$1,423,858	$7,352,477	15.1	$2,181,164	4.5
Christopher Bostwick	2.0x	$672,669	$2,464,723	$752,749	—	$1,910,064	$5,127,536	15.2	$1,910,064	5.7
Scott RG Parsons	2.0x	$578,640	$1,988,940	$998,882	—	$497,211	$3,485,033	12.0	$867,598	3.0
J. Robert S. Prichard	3.0x	$998,154	—	—	$7,380,110	$3,131,808	$10,511,918	31.6	$10,511,918	31.6
Alexander Christopher(5)	3.0x	$517,521	—	—	$135,647	—	$135,647	0.8	$135,647	0.8
Elaine Ellingham	3.0x	$517,521	—	—	$5,244,130	$1,225,284	$6,469,414	37.5	$6,469,414	37.5
David Fleck	3.0x	$517,521	—	—	$8,580,960	$218,160	$8,799,120	51.0	$8,799,120	51.0
Serafino Tony Giardini(6)	3.0x	$517,521	—	—	$402,093	—	$402,093	2.3	$402,093	2.3
David Gower(7)	3.0x	N/A	—	—	N/A	N/A	N/A	N/A	N/A	N/A
Claire Kennedy	3.0x	$517,521	—	—	$7,991,007	$460,560	$8,451,567	49.0	$8,451,567	49.0
Chana Martineau(8)	3.0x	$517,521	—	—	$135,647	—	$135,647	0.8	$135,647	0.8
Richard McCreary(9)	3.0x	$517,521	—	—	$135,647	$155,136	$290,783	1.7	$290,783	1.7
Monique Mercier	3.0x	$517,521	—	—	$4,298,770	$126,969	$4,425,739	25.7	$4,425,739	25.7
Shaun Usmar	3.0x	$517,521	—	—	$974,836	—	$974,836	5.7	$974,836	5.7
(1)Based on 2025 Board recommendation as at February 18, 2025.
(2)Required ownership based on 2025 base salary/retainer in USD$ converted at the closing share price and fx rate on April 10, 2026, of CAD$1.00 = USD$0.7233.
(3)Value based on number of outstanding vested or not vested units as at December 31, 2025, multiplied by the closing price of the Common Shares on the NYSE at April 10, 2026, of USD$48.48.
(4)An assumed performance factor of 100% was applied to the PSUs.
(5)Mr. Christopher became a Director of the Company effective May 29, 2025, and therefore is expected to achieve the Minimum Equity Ownership Requirements of the Company by the date that is the five-year anniversary of the date he became a Director (May 29, 2030).
(6)Mr. Giardini became a Director of the Company effective September 10, 2024, and therefore is expected to achieve the Minimum Equity Ownership Requirements of the Company by the date that is the five-year anniversary of the date he became a Director (September 10, 2029).
(7)Mr. Gower did not stand for re-election at the May 29, 2025 AGM, and all of his DSUs were exercised and paid in June 2025.
(8)Ms. Martineau became a Director of the Company effective May 29, 2025, and therefore is expected to achieve the Minimum Equity Ownership Requirements of the Company by the date that is the five-year anniversary of the date she became a Director (May 29, 2030).
(9)Mr. McCreary became a Director of the Company effective May 29, 2025, and therefore is expected to achieve the Minimum Equity Ownership Requirements of the Company by the date that is the five-year anniversary of the date he became a Director (May 29, 2030).
Stock Option Re-pricing
No stock options held by the NEOs are permitted to be, nor were re-priced downward during the Company’s most recently completed financial year ended December 31, 2025.

2026 Management Information Circular	27 | ALAMOS GOLD INC.

Clawback Policy
The Clawback Policy of the Company was first made effective on March 31, 2016, and recently updated to comply with the new NYSE revised listing standards that came into force on December 1, 2023 (the “U.S. Clawback Rules”). This Clawback Policy will assist Alamos in maintaining a culture that emphasizes integrity and accountability and will reinforce the Company’s pay-for-performance compensation philosophy. Under the Clawback Policy, the Company may seek to recover certain compensation (that is granted, vested or earned based wholly or in part on the achievement of a financial reporting measure), that was awarded to current and former “executive officers” of the Company or its subsidiaries within the meaning of the U.S. Clawback Rules and any other individuals as determined from time to time by the Board in its sole and absolute discretion if there is a restatement of financial statements of the Company. A copy of the Clawback Policy is available at www.alamosgold.com.
Elements of Executive Compensation
Our approach to executive compensation is anchored by our pay-for-performance philosophy. For senior executives, the majority of total compensation is delivered in variable “at risk” pay, with a significant amount granted in equity-based long-term incentives, with a future settlement value dependent on Company performance, aligned with shareholders’ interests.

Elements of the 2025 compensation program for senior executives include:

Component	Period	Form	How it works
Base salary	Ongoing	Cash	Reviewed annually with increases provided if appropriate based on the scope of the executive role, the growth and development of the incumbent in the role and pay changes within the relevant talent market.
Annual Incentive	1 year	Cash	Target award based on the Company’s peer group, with the payout value (which can range from 0-200% of target) based on individual performance and the results achieved against the pre-set metrics and targets in our corporate scorecard.
Long-Term Incentive
PSUs	3-year cliff vesting	Cash and/or common shares
Weighted 50% of the overall LTI Plan grant. Vesting is dependent on the achievement of pre-set Total Shareholder Return (“TSR”) metrics (within a range of 0 – 150% of target). Settlement value is impacted by the Company’s share price at the settlement date.

RSUs	3-year ratable vesting	Cash and/or common shares	Weighted 25% of the overall LTI Plan grant. Vesting is dependent on continued employment over the vesting period. Settlement value is based on the Company’s share price at the settlement date.
Stock Options	3-year ratable vesting, 7 years expiry	Common shares when exercised	Weighted 25% of the overall LTI Plan grant. Post-vesting, the stock options can be exercised within 7 years of the original grant date. Settlement value is based on the Company’s share price appreciation between grant date and exercise date.
Executive benefits and perquisites	Ongoing	Insurance coverage and expense reimbursement	All executives, including the NEOs, participate in the same benefits plan, which includes executive medical assessment, insurance coverage for life, accidental death & dismemberment, critical illness and disability, expense coverage for health & dental, vision, and paramedical, as well as fitness reimbursement and a healthcare spending account.

2026 Management Information Circular	28 | ALAMOS GOLD INC.

Component	Period	Form	How it works
Employee Share Purchase Plan (ESPP)	Ongoing	Common Shares	All executives, including the NEOs, may elect to participate in the ESPP. Executives can purchase common shares through regular payroll deductions up to 10% of their base salary. The company matches 50% of their contributions.
Supplemental Executive Retirement Plan (SERP)	At retirement, subject to 2-years participation	Lump sum paid to the executive or to a Retirement Compensation Arrangement upon termination of employment	The Company credits twelve percent (12%) of each executive’s annual earnings (base salary and annual non-equity incentive) to their SERP account. The SERP is an unfunded and non-registered plan.
Compensation Decisions for 2025
Compensation decisions for the CEO and executives, including base salary, non-equity incentive targets (expressed as a percentage of base salary) and long-term incentive grant levels, were reviewed by the HRC in February 2025 and approved by the Board of Directors on February 21, 2025. Actual compensation levels for fiscal 2025 were reviewed and approved in accordance with Alamos’ executive compensation program, as detailed below.
Compensation Benchmarking
The HRC and, subsequently, the Board, reviewed and approved the peer group for 2025 executive compensation (consisting of base salaries, annual non-equity incentive targets and long-term incentives) on August 4, 2024. The companies comprising the peer group were selected as being of broadly comparable size and complexity, determined on the basis of Alamos’ last twelve months (“LTM”) Total Revenue, Net Asset Value, and Market Capitalization.
The peer group reviewed to benchmark NEO compensation for 2025 was as follows:

2025 Peer Group
Agnico Eagle Mines Limited	B2Gold Corp.	Capstone Copper Corp.
Centerra Gold Inc.	Eldorado Gold Corp.	Equinox Gold Corp.
Hudbay Minerals Inc.	IAMGOLD Corp.	Kinross Gold Corporation
Lundin Mining Corporation	Pan American Silver Corp.	SSR Mining Inc.
Torex Gold Resources	OceanaGold Corporation

Base Salary
Base salaries provide executive officers with remuneration based on the position and the required experience, qualifications, and skills to effectively perform the functions contained in the job description. Base salaries are also the determinant for other forms of compensation (annual non-equity incentive, long-term incentive, retirement plan, and benefits) to the extent these are paid or granted as a percentage of base salary. Base salaries are intended to be internally equitable and externally competitive, with the principal objectives being to retain and motivate current executives and attract high caliber candidates. Salaries are reviewed annually based on performance and compared to base salaries for similar roles in peer group companies and/or the broader mining industry. The Company targets the median of its peer group; however, actual salaries reflect industry economics, Company performance, scope of the role, individual performance, years of experience at the executive level, and technical, management skills, leadership skills, and succession planning considerations. Annual adjustments to

2026 Management Information Circular	29 | ALAMOS GOLD INC.

base salaries for executive officers are assessed and recommended by the CEO to the HRC, and, in turn, recommended by the HRC to the Board for final approval. The CEO’s base salary adjustment is recommended by the HRC to the Board.
Annual Non-Equity Incentive
The HRC reviews annual non-equity incentives (“Bonus”) to be paid to the executive officers of the Company in respect of a financial year based on both corporate and individual performance, as recommended by the CEO. Each executive officer is responsible for presenting specific individual goals and objectives to the CEO for review and approval on an annual basis. Bonus targets (expressed as a percentage of base salary) are set based on peer group benchmarking, and an internal review for internal equity purposes. The Company metrics are outlined in the table under “Corporate Metrics”. CEO has a weighting of 90:10 corporate metrics and individual goals. The CFO and COO have a weighting of 75:25. All other executives have a weighting of 50:50. New for the 2026 performance year, all direct reports to the CEO will have a weighting of 75:25. All other executives are unchanged, at 50:50.
While the calculation of the corporate performance component of annual bonus awards is formulaic in nature, the Board retains discretion with respect to the final bonus amounts awarded.
As part of the corporate and individual performance components, goals are set as stretch goals, and achievement equates to a 100% target payout, while exceeding goals is recognized by a payout of up to 200% of target. Board discretion applies when awards are outside the stated award ranges. Individual goal recognition is determined in concert with overall corporate performance. Equally, the Board has the discretion to recognize goals that are not fully achieved but would be paid at a threshold level (below target). Target annual non-equity incentive payout targets are expressed as percentages of base salary and achievement as percentages of base earnings.
For fiscal 2025, target and actual bonus levels (based on corporate and individual performance) for the NEOs were as follows:

Name and Principal Position	Target Bonus as a % of Base Salary	Actual Bonus Paid as % of Base Earnings
John A. McCluskey, CEO	125%	98%
Gregory Fisher, CFO	85%	69%
Luc Guimond, COO	85%	65%
Christopher Bostwick, SVP, Technical Services	70%	61%
Scott R.G. Parsons, VP, Exploration	70%	68%

Company Performance
Operational and Financial Highlights

•Produced 545,400 ounces of gold in 2025, below revised annual guidance and a 4% decrease from 2024
•The Island Gold District produced 250,400 ounces of gold in 2025 and generated record annual mine-site free cash flow1 of $205.0 million after funding all Phase 3+ Shaft Expansion capital and exploration initiatives
•Young-Davidson produced 153,400 ounces of gold in 2025 and generated record mine-site free cash flow of $249.9 million, including a record $89.7 million in the fourth quarter
•The Mulatos District produced 141,600 ounces of gold in 2025 and generated strong mine-site free cash flow of $221.5 million, including a record $92.3 million in the fourth quarter
•Cost of sales were $809.5 million or $1,524 per ounce in 2025, and $219.5 million, or $1,544 per ounce in the fourth quarter

2026 Management Information Circular	30 | ALAMOS GOLD INC.

•Total cash costs1 of $1,077 per ounce and all-in sustaining costs (“AISC”1) of $1,524 per ounce for the full year were above revised annual guidance
•Full year sales totaled 531,230 ounces of gold at an average realized price of $3,372 per ounce, generating record annual revenues of approximately $1.8 billion, including silver sales, representing a 34% increase from 2024
•Generated record annual cash flow from operating activities of $795.3 million (including $924.3 million before changes in working capital and taxes paid1, or $2.20 per share1), a 20% increase from 2024
•Generated record annual free cash flow1 of $351.7 million, including a record $156.9 million in the fourth quarter, while continuing to reinvest in high-return growth projects, including the Phase 3+ Shaft Expansion, IGD Expansion to 20,000 tonnes per day (“tpd”), Lynn Lake, PDA, and a record exploration program
•Reported net earnings were $885.8 million in 2025, or $2.11 per share. Adjusted net earnings1 were $587.1 million in 2025, or $1.40 per share1. Adjusted earnings include after-tax adjustments for an impairment reversal and gain on sale of assets of $419.6 million, loss on commodity hedge derivatives of $152.1 million, as well as adjustments for net unrealized foreign exchange gain recorded within deferred taxes and foreign exchange totaling $27.4 million, and other adjustments of $3.8 million
•Cash and cash equivalents were $623.1 million at December 31, 2025, up from $463.1 million at the end of the third quarter, and $327.2 million at the end of 2024. This reflects record free cash flow generation, while continuing to reinvest in high-return growth, supporting increased shareholder returns, debt reduction, and the repurchase of hedges. The Company remains well-positioned to internally fund all of its growth initiatives with strong ongoing free cash flow, net cash of $423.1 million, and approximately $1.2 billion of total liquidity
•Returned $80.9 million to shareholders in 2025, nearly double the $41.0 million returned in 2024. This included the repurchase of 1.3 million shares at a cost of $38.8 million, and dividend payments totaling $42.1 million. In addition, the Company announced a 60% increase in the quarterly dividend to $0.04 per share, starting in the first quarter of 2026
•Repaid $50 million of debt during the fourth quarter, leaving $200 million drawn on the credit facility at the end of 2025
•Eliminated half of the 2026 legacy gold hedges from Argonaut Gold Inc. (“Argonaut”) in the fourth quarter with the repurchase and elimination of all forward sale contracts that were scheduled to mature in the first half of 2026. These contracts totaled 50,000 ounces at an average price of $1,821 per ounce. The cost to eliminate the hedges was $113.5 million, at an effective price of approximately $4,091 per ounce, providing further upside to current gold prices
Mineral Reserves and Resources, Growth Projects and Other Highlights

•Announced the Island Gold District Expansion Study (“IGD Expansion Study”) on February 3, 2026, outlining a long-life operation that is expected to become one of the largest, lowest-cost, and most profitable gold mines in Canada. Compared to the Base Case Life of Mine Plan (the "Base Case LOM Plan") released in June 2025, the IGD Expansion incorporates a 30% increase in Mineral Reserves and an expansion of the Magino mill to 20,000 tpd, driving increased annual production of 534,000 ounces over the initial 10 years (starting in 2028) at average mine-site AISC of $1,025 per ounce. At a gold price of $4,500 per ounce and USD/CAD foreign exchange rate of $0.74:1, the Island Gold District has an estimated after-tax net present value (“NPV”) (5%) of $12.2 billion, making it one of the most valuable gold mines in Canada
•Reported year-end 2025 Mineral Reserves of 15.9 million ounces (265 million tonnes (“mt”)), a 32% increase from the end of 2024, with grades also increasing 5% to 1.87 grams per tonne (“g/t Au”). The growth was driven by the successful conversion of a large portion of Mineral Resources to Reserves at the Island Gold District. Measured and Indicated Mineral Resources also increased 6% to 5.5 million ounces (119 mt grading 1.44 g/t Au) driven by additions at Young-Davidson, Lynn Lake and Mulatos. Inferred Mineral Resources decreased 63% to 2.0 million ounces (35 mt grading 1.82 g/t Au) reflecting the successful conversion of Mineral Resources at the Island Gold District to Reserves

2026 Management Information Circular	31 | ALAMOS GOLD INC.

•Advanced the Phase 3+ Shaft Expansion at the Island Gold District. This included shaft sink progressing to a depth of 1,350 metres (“m”), or 98% of the ultimate depth, and advancing the paste plant construction. The Phase 3+ Shaft Expansion completion is expected in the fourth quarter of 2026
•Announced an updated development plan for the Lynn Lake project, incorporating the BT and Linkwood deposits, and several scope changes, including a 13% increase in mill capacity to 9,000 tpd, driving production higher and stronger economics. Lynn Lake is expected to average 186,000 ounces over its initial 10-years at first quartile mine-site AISC of $829 per ounce. Construction activities are expected to ramp up in the spring of 2026, with initial production expected in the first half of 2029
•Received approval of an amendment to the existing environmental impact assessment (Manifestación de Impacto Ambiental) by Mexico’s Secretariat of Environment and Natural Resources in January 2025, allowing for the start of construction on the PDA project within the Mulatos District. PDA remains on budget and on schedule for initial production by mid-2027
•Closed the sale of the Company's Turkish development projects, which consist of Kirazlı, Ağı Dağı and Çamyurt, to Tümad Madencilik Sanayi ve Ticaret A.Ş (“Tümad”) for total cash consideration of $470 million in October 2025. Upon closing, Alamos received the first payment of $160 million. The remaining cash payments, totaling $310 million, are expected to be received on the first and second anniversaries of the closing of the transaction, with both payments supported by bank guarantees from international financial institutions
•Closed the sale of the option to earn 100% interest in the non-core Quartz Mountain Gold Project (“Quartz Mountain”), located in Oregon, to Q-Gold Resources Ltd. (“Q-Gold”) in October 2025. Quartz Mountain was sold for total consideration of up to $21 million and a 9.9% equity interest in Q-Gold
•Alamos was recognized for the second consecutive year as a TSX30TM 2025 winner by the Toronto Stock Exchange in September 2025. The annual ranking recognizes the 30 top performing stocks over a three-year period. Alamos’ share price increased 310% over the trailing three-year period
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” section of the MD&A for the year ended December 31, 2025, for a description and calculation of these measures.

Environment, Social and Governance Summary Performance
Health and Safety
•2025 total recordable injury frequency rate(1) (“TRIFR”) of 1.14, representing a 42% reduction from 2024
•2025 lost time injury frequency rate(1) (“LTIFR”) of 0.06, a 35% reduction from 2024
All Alamos operations achieved year-over-year reductions in TRIFR, and each site either lowered its LTIFR or recorded zero lost-time injuries. At the Mulatos District, the Company was awarded the CAMIMEX Silver Helmet Award for the third time, recognizing its exemplary health and safety management systems and performance.

Alamos is committed to maintaining a safe, healthy, and resilient workplace, supported by a culture that emphasizes hazard awareness, risk management, and collective responsibility. Employees and contractors are continually encouraged to look out for one another, with the Company’s guiding commitment being that everyone returns Home Safe Every Day.
(1) Frequency rate is calculated as incidents per 200,000 hours worked.

Environment
•Zero significant environmental incidents during the year, consistent with 2024
•Continued tailings management oversight through the Alamos and Magino Independent Tailings Review Boards (“ITRB”)
•Completed the Class Environmental Assessment and received Ministry of Natural Resources approval to begin construction of a 115 kV transmission line at the Island Gold District

2026 Management Information Circular	32 | ALAMOS GOLD INC.

•Installed solar panels at the Hermosillo office, reducing greenhouse gas emissions and decreasing reliance on city grid power
•Continued reclamation activities at Mulatos, including work at the Cerro Pelon, El Victor, and San Carlos pits
•Advanced permitting with Federal and Provincial authorities in preparation for construction activities at the Lynn Lake Project
Alamos is committed to maintaining the long-term health and resilience of the natural environments surrounding its operations and projects. This commitment includes ongoing investment in initiatives that reduce the Company's environmental footprint and support the responsible management of land, water, energy and biodiversity across all sites.

Community
•Ongoing engagement with Environmental Advisory Committees at each site throughout the year, including participation from local Indigenous Nations
•Continued community investments, including donations, sponsorships, medical support and infrastructure contributions, including:
◦Significant donations to two hospitals in the Algoma region of Ontario, including six-figure contributions to purchase new medical imaging equipment
◦Participation with Vale Base Metals and Hudbay Minerals in a collective $1.25M (CAD) contribution to the Canadian Red Cross in support of emergency relief and rebuilding efforts for wildfire-affected communities in Northern Manitoba
◦A $300,000 (CAD), three-year commitment to the Museum of Northern History in Kirkland Lake, Ontario, to support reopening and continued operations
◦Establishment of free internet access in the village of Matarachi, Mexico, to help close the digital divide and support social, educational and economic development opportunities
◦Sponsorships supporting local youth sports, community events, Women in Mining Canada, and donations to nearby hospitals, charities and organizations
◦Ongoing delivery of health services to the community near the Mulatos Mine, including dental care, medical consultations, and distribution of essential medications
◦Scholarships and bursaries for local students near Alamos’ mines, as well as for students across Canada through the Young Mining Professionals Scholarship Program
Alamos believes that excellence in sustainability creates long-term value for all stakeholders. The Company remains committed to engaging with local communities to understand their priorities and challenges, and continues to invest in local infrastructure, health care, education, cultural initiatives, and community programs across its operating regions.

Governance and Disclosure
•Recipient of the Empresa Socialmente Responsible Award from the Mexican Center for Philanthropy for the 17th consecutive year, and recipient of the Exceptional Companies Award from the Business Coordinating Council in Mexico
•Obtained independent assurance over the Company’s 2024 Report on Conformance to the Responsible Gold Mining Principles (“RGMP”), and the 2024 Conflict-Free Gold Report
•Published the 2024 Report on Modern Slavery, in alignment with Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act
Alamos is committed to maintaining the highest standards of corporate governance, ensuring that decision-making reflects the Company’s values and its responsibility for sustainable development. Strong governance

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practices – including transparent reporting, third-party assurance, and adherence to internationally recognized frameworks – remain central to the Company’s approach to accountability and stakeholder trust.

Alamos has published an annual Sustainability Report since 2013 to enhance transparency regarding its sustainability programs and performance. In 2019, the Company rebranded this publication as its ESG Report to reflect expanded content and alignment with enhanced sustainability frameworks.

In August 2025, Alamos released its annual ESG Report, highlighting its ESG performance during 2024 across its operations, projects and offices, as well as outlining planned initiatives for 2025. The 2024 ESG Report is available at www.alamosgold.com.

The 2024 ESG Report includes disclosures aligned with the Sustainability Accounting Standards Board (SASB) Metals & Mining Industry Standard, the TCFD recommendations, and the Global Reporting Initiative (GRI) Standards for sustainability reporting at the “Core” level. The report focuses on the economic, environmental, social and governance topics most relevant to Alamos’ stakeholders.
Corporate Metrics
In 2025, the Company achieved an overall performance rating of 75% of target. The annual performance rating was negatively impacted by lower production and higher costs than budgeted in the year, which also impacted financial performance against plan. Partially offsetting this was strong safety performance as well as exploration results, which positively impacted the scorecard.

The table below is a summary of the corporate metrics that were used in determining 2025 bonus awards for executives. The results reported under the “2025 Rating” column were those achieved for the 2025 year. Each metric has a range defining a threshold, target and maximum. Target goals are disclosed below. Each target, which is defined as a stretch goal, equates to a performance score of 100%, threshold equates to 0%, and maximum equates to 200% of target. With respect to the Growth and Creating Shareholder Value metrics, the Board applies discretion in evaluating management’s assessment of performance within the same award range.

The HRC meets with management to review the corporate metric results for the performance year in advance of meeting with the Board. At this meeting, a comprehensive review of annual Company performance is undertaken, including discussions of events or impacts - positive or negative - that are outside management’s control or are one-time events. This includes gold price volatility, foreign exchange movements, and other one-time gains or losses, which are normalized out of financial results.

The following summarizes the Company's performance for each of the categories for the 2025 year:

Metric	Weighting	2025 Rating
Operational and Financial	50%	10%
Safety and ESG	15%	22%
Growth and Creating Shareholder Value	35%	43%
2025 Total	100%	75%

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The following table summarizes the 2025 corporate metric targets and the 2025 rating, including the weightings (all amounts in the table below are in United States dollars, unless otherwise indicated).

	Corporate Metric	Weighting	Description	Target (1) (100%)	2025 Rating
1. Operational and Financial - 50	Global Gold Production	15.0%	Sum of gold production at all sites.	580,000 – 630,000 oz	2%
	Global Total Cash Costs per Ounce	5.0%	Consolidated total cash costs per ounce sold, including government and third party royalties.	$875 – 925 per oz	0%
	Global All-In Sustaining Costs per Ounce (AISC)	2.5%	Consolidated AISC per ounce sold as defined in Alamos's MD&A; AISC includes sustaining capital, sustaining exploration, corporate G&A, share-based compensation, asset retirement obligation and hedge losses/gains.	$1,250 – 1,300 per oz	0%
	Global Sustaining Mine-Sites Capital Expenditures	2.5%	Total mine-site sustaining capital (fixed assets, capital development, and capitalized stripping).	$138 – 150 million	2%
	Earnings per share (after taxes, excluding FX impact/other gains & losses)	5.0%	Based on the Company's Board approved budget using a gold price of $2,400 per ounce, USD/CAD foreign exchange rate of $0.74:1, and MXN/USD foreign exchange rate of 19.0:1. The above metrics are normalized to adjust for differences against budget that are not within management’s direct control or ability to influence, including gold price and foreign exchange movements. A reconciliation is presented in the footnotes below.	$0.88	0%(2)
	Operating Cash Flow Per Share	7.5%		$1.72	0%(3)
	Free Cash Flow per share	7.5%		$-0.19	6%
	Return on Equity	5.0%		9.7%	0%
2. Safety and ESG - 15	Safety	7.5%	Reduce Total Recordable Injury Frequency Rate (TRIFR) to 1.54.	1.54	15%
	Community	2.0%	Formalize an Indigenous Peoples policy and develop a Reconciliation Action Plan. Implement IBA's with a focus on employment & training, business opportunities, and environmental monitoring. Advance community investments within Canada.	As per description	2%
	Climate Change	1.5%	Update 2030 emission reduction target and action plan. Report annual progress against emission reduction target.	As per description	1.5%
	Environmental	4.0%	No more than two (2) moderate incidents as a target and not to exceed three (3). Zero score if there are any major or catastrophic incidents.	Two (2) or less Moderate Zero (0) Major	4%
3. Growth and Creating Shareholder Value – 35	Reserve / Resource Development and Exploration	10.0%	Maintain mine life, by adding mineral reserves/resources equivalent to mined out depletion.	700,000 new ounces globally	17%

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Corporate Metric	Weighting	Description	Target (1) (100%)	2025 Rating
Internal Growth and Project Advancement	7.0%	Quantitative (7%) 1. Island Gold District - Spend on shaft sinking and infrastructure, administrative building, ore & waste handling system, mill expansion and long-term grid upgrade project 2. Lynn Lake -Bulk earthworks, temporary and permanent camp construction, road access, and Manitoba Hydro power upgrade 3. Mulatos District -Procurement of long lead-time items, access portal and underground development, and detailed engineering	Budgeted spend	6%
	8.0%	Qualitative (8%) 1.Island Gold District - Complete shaft sinking to 1,379m level - Substantially complete paste plant construction - Advance Magino mill expansion - Complete expansion study and supporting technical report 2.Lynn Lake Initiatives - Commence construction activities - Install temporary and permanent camp - Complete access and site roads - Advance power upgrade project 3.Mulatos District Initiatives - Commence PDA construction - Finalize detailed engineering - Place long lead-time orders - Advance access portal	Board discretion based on achievement of critical milestones	7%
Strategic Matters and M&A	10.0%	Accretive M&A, strategic, financing or other transactions.	Board discretion	12.5%
Total	100%			75%
(1)Each metric has a range defining a threshold, target and maximum. Target is defined as a stretch goal and equates to 100%, threshold equates to 0%, and maximum equates to 200%.
(2)Earnings for corporate metrics purposes was calculated by taking 2025 adjusted net earnings of $587 million as disclosed in the annual Management, Discussion and Analysis (“MD&A”), less the benefit from gold price increase compared to budget using $2,400 gold of $336 million net of tax and the benefit of foreign exchange weakness compared to budget of $9 million net of tax, partially offset by reversal of other losses of $31 million net of tax. This resulted in earnings for corporate metric purposes of $273 million compared to budget of $371 million.
(3)Cash flow from operations for corporate metrics purposes was calculated by taking 2025 cash flow from operations before changes in working capital and cash taxes paid of $924 million as disclosed in the annual MD&A, less the benefit from gold price increase compared to budget using $2,400 gold of $501 million, adding back repurchase and elimination of legacy Argonaut Gold hedges of $64 million, and other benefits of $24 million. This resulted in cash flow from operations for corporate metric purposes of $511 million compared to budget of $723 million.

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Discretionary Bonus
A performance highlight in 2025 was the announcement of a definitive agreement to sell the Company’s development projects in Türkiye to Tümad Madencilik Sanayi ve Ticaret A.Ş, a mining company operating in the Republic of Türkiye, for a significant gain. In conjunction with the transaction, arbitration proceedings with the Republic of Türkiye will remain suspended and be permanently discontinued once contractual milestones are reached. The transaction concluded a multi-year period of significant contributions by a small team, resulting in a successful outcome to a challenging situation. This team included John A. McCluskey, Gregory Fisher and Christopher Bostwick. To appropriately recognize these contributions, individuals received one-time cash awards as follows: John A. McCluskey ($575,000 CAD), Gregory Fisher ($280,000 CAD) and Christopher Bostwick ($139,500 CAD). In aggregate, the total value of one-time cash awards for all participants represented roughly 0.25% of the transaction value. When determining individual performance scores for other compensation elements, personal contributions to the transaction were not considered. These one-time cash awards are included in the Summary Compensation Table under Non-equity Incentive Plan Compensation - Annual Incentive Plans.
Long-Term Incentive Plans
The Company’s LTI Plan provides for grants of Stock Options (“Options”), PSUs, and RSUs (the “Unit Awards” or “LTIs”). See “Securities Authorized for Issuance under Equity Compensation Plans” on page 82 for further details of the LTI Plan.
The LTI Plan is considered an “evergreen” plan pursuant to the rules of the TSX and consequently, the Company must obtain Shareholder approval of the unallocated awards under the LTI Plan every three years. The LTI Plan was last approved by Shareholders on May 29, 2025.
Executives play a critical role in achievement of the Company’s operational, financial and other corporate objectives, which can result in shareholder value and share price appreciation. Each executive officer is awarded a long-term incentive package upon joining the Company, and annual grants, which are reviewed and approved by the Board each year.
The Company sets LTI Plan grant levels based on peer and/or industry market data and internal equity. The LTI Plan grant levels are expressed as a percentage of base salary, with the total grant value for executive officers delivered in 50% PSUs, 25% RSUs and 25% stock options.
The following table summarizes the key features of the LTI Plan. A copy of the LTI Plan can be requested from the Assistant Corporate Secretary at notice@alamosgold.com or 416-368-9932.

Eligible Participants	For PSUs and RSUs, any officer or employee of the Company or any subsidiary of the Company. For Options, any officer or employee of the Company or any subsidiary of the Company. For greater certainty, the Company does not grant Options to non-executive directors. For DSUs, any non-executive director of the Company or any eligible subsidiary of the Company.
Annual Burn Rate	The information presented below is provided as required under Section 613 of the TSX Company Manual in respect of the annual burn rate of the Company’s LTI Plan.
	Number of securities granted under the LTI Plan during the applicable fiscal year:
		2025	2024	2023
	Alamos Gold - Restricted Share Units (RSUs)	397,329	719,978	747,993
	Alamos Gold - Deferred Share Units (DSUs)(1)	—	—	—
	Alamos Gold - Stock Options	275,485	471,177	481,449

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	Alamos Gold - Performance Share Units (PSUs)	194,945	348,474	369,589
	Aggregate of RSUs, DSUs, Stock Options and PSUs	867,759	1,539,629	1,599,031
	Weighted average number of securities outstanding for the applicable fiscal year	420,444,000	408,165,000	395,509,000

	Annual burn rate	0.21	0.38	0.4
	(1)The Company granted cash-settled only DSUs for each of 2023 (112,653), 2024 (93,546) and 2025 (56,947).
Types of Awards	Options, PSUs, RSUs, and DSUs.
Number of Securities Issued and Issuable	The aggregate number of Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all awards granted under the LTI Plan, together with all other security-based compensation arrangements of the Company (other than any securities issued pursuant to Section 613(c) of the TSX Company Manual), shall not exceed 4% of the issued and outstanding Shares at the time of granting the award (on a non-diluted basis); provided that, the aggregate number of Shares to be reserved and set aside for redemption and settlement for all DSUs, RSUs and PSUs shall not exceed 2% of the issued and outstanding Shares outstanding at the time of the granting of the DSUs, RSUs and PSUs (on a non-diluted basis), as applicable. In respect of PSUs, the maximum number of Shares issuable under the PSU shall be included in the calculation for such purposes. As of December 31, 2025, 4,381,944 Shares are issuable upon the exercise or settlement of awards outstanding under the LTI Plan, representing approximately 1.0% of the issued and outstanding Shares as of that date. As of December 31, 2025, 12,412,486 Shares remain available for issuance under the LTI Plan, representing approximately 3.0% of the issued and outstanding Shares as of that date.
Plan Limits	When combined with all of the Company’s other previously established security-based compensation arrangements, the LTI Plan shall not result in: (i) a number of Shares issued to insiders within a one-year period exceeding 5% of the issued and outstanding Shares; (ii) a number of Shares issuable to insiders at any time exceeding 5% of the issued and outstanding Shares; and (iii) a number of Shares; (a) issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Shares at such time, or (b) issuable to any one non-executive director within a one-year period exceeding an award value of $150,000 per such non-executive director; provided that DSUs granted in lieu of director fees payable on account of a director’s service as a member of the Board shall be excluded for purposes of the above-noted limits.
Definition of Market Price	“Market Price” means the volume-weighted average trading price of the Shares for the five trading days immediately preceding the applicable date as reported by the TSX.
Assignability	An award may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant’s permitted assigns or personal representatives.

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Amending Procedures
The Board may, without Shareholder approval, amend, suspend, terminate or discontinue the LTI Plan or may amend the terms and conditions of any awards granted thereunder, provided that no amendment may materially and adversely affect any outstanding award without the consent of the applicable participant. By way of example, amendments that do not require Shareholder approval and that are within the authority of the Board in accordance with the requirements of the TSX, include but are not limited to: (i) amendments of a “housekeeping” nature or administrative in nature, including any amendment for the purpose of curing any ambiguity, error or omission in the LTI Plan or any related award agreement or to correct or supplement any provision of the LTI Plan or any related award agreement that is inconsistent with any other provision of the LTI Plan; (ii) an amendment which is necessary to comply with applicable law or the rules, regulations and policies of the TSX or any other stock exchange where the Shares are listed; (iii) amendments necessary for awards to qualify for favourable treatment under applicable tax laws; (iv) any amendment to the vesting provisions of the LTI Plan or any award thereunder; and (v) amendments necessary to suspend or terminate the plan.
Notwithstanding the foregoing, Shareholder approval shall be required for the following amendments: (i) with respect to Options, reduce the exercise price, or cancel and reissue any Options in a manner that would be considered a repricing under the rules of the TSX, in each case, other than in accordance with the LTI Plan; (ii) extend (a) the term of an Option beyond its original expiry date, or (b) the date on which a Unit Award will be forfeited or terminated in accordance with its terms, other than in accordance with LTI Plan’s blackout period provisions; (iii) increase the fixed maximum percentage of Shares reserved for issuance under the plan (including a change from a fixed maximum percentage of Shares to a fixed maximum number of Shares); (iv) remove or to exceed the insider participation limits set out in the LTI Plan’s insider participation limits provision or the non-executive director limit set out in the LTI Plan’s outside director limit provision; (v) revise the LTI Plan’s assignment and transfer provision to permit awards granted under the LTI Plan to be transferable or assignable other than for estate settlement purposes; (vi) amendments to the definition of “Eligible Person” that may permit the introduction or reintroduction of non-executive directors on a discretionary basis; or (vii) delete or reduce the range of amendments which require approval by the shareholders of the Company under the LTI Plan’s amendment provision.

Financial Assistance	The Company will not provide financial assistance to participants under the LTI Plan.
Other	The LTI Plan further provides that if the expiry date or vesting date of Options is (i) during a blackout period, or (ii) within ten trading days following the end of a blackout period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten trading days following the end of the blackout period. In the case of Unit Awards, any settlement that is effected during a blackout period shall be in the form of a cash payment.
Description of Awards
A. Stock Options
Stock Option Terms and Exercise Price	The number of Shares subject to each Option grant, exercise price, vesting, expiry date and other terms and conditions are determined by the Board. The exercise price shall in no event be lower than the Market Price of the Shares on the grant date.
Term	No Option shall have a term exceeding seven years.
Vesting	Unless otherwise specified, each Option shall vest as to one third on each of the first three anniversaries of the grant date.
Exercise of Option	A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option, or if permitted by the Board, (ii) without payment either (A) by receiving an amount in cash per Option equal to the cash proceeds realized upon the sale of the Shares by a securities dealer in the capital markets, less the applicable exercise price and any applicable withholding taxes, or (B) by receiving the net number of Shares remaining after the sale of such number of Shares by a securities dealer in the capital markets as required to realize cash proceeds equal to the applicable exercise price and any applicable withholding taxes.

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Termination Date	The later of (a) the last day of any statutory minimum notice period applicable to the participant in connection with the participant’s termination of employment with the Company or any of its subsidiaries pursuant to applicable employment standards legislation, or (b) participant’s last day of active employment by the Company or any subsidiary for any reason whatsoever (the “Termination Date”).
Circumstances Causing Cessation of Entitlement	Death	Unvested Unvested Options granted prior to March 21, 2019, automatically terminate and are forfeited. Unvested Options granted on or after March 21, 2019, automatically vest as of the date of death.	Vested Vested Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of death.
	Disability	Unvested Options granted prior to March 21, 2019, are forfeited. Unvested Options granted on or after March 21, 2019, continue to vest in accordance with their terms.	Vested Options expire on the scheduled expiry date of the Option.
Retirement and Early Retirement[1]	Unvested Options continue to vest in accordance with their terms, subject to compliance with any applicable non-compete and/or non-solicit provisions.

If a participant breaches any non-compete and/or non-solicit provisions without having received prior written consent from the Company, unvested Options automatically terminate on the date of such breach.	Vested Options expire on the scheduled expiry date of the Option.

If a participant breaches any non-compete and/or non-solicit provisions without having received prior written consent from the Company, all vested Options expire on the earlier of the scheduled expiry date of the Option and three months following the applicable Termination Date.
	Resignation	Unvested Options are forfeited.	Vested Options expire on the earlier of the scheduled expiry date of the Option and three months following the Termination Date.
	Termination without Cause (No Change in Control)	Unvested Options are forfeited on the Termination Date.	Vested Options expire on the earlier of the scheduled expiry date of the Option and three months following the Termination Date.

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Change in Control
Unless otherwise provided in the participant’s service agreement or award agreement, unvested Options do not automatically vest and become immediately exercisable upon a change in control, unless: (i) the successor fails to continue or assume the obligations under the LTI Plan or fails to provide for a substitute award, or (ii) if the Option is continued, assumed or substituted, the participant is terminated without cause or resigns for good reason in accordance with the terms of the participant’s service agreement within two years following the change in control.
The Board shall have the right, but not the obligation, to permit each participant to exercise all of the participant’s outstanding Options (whether or not vested), subject to completion of the change in control, make such other changes to the terms of the Options as it considers fair and appropriate in the circumstances (provided such changes are not adverse to the participants) and otherwise modify the terms of the Options to assist the participants to tender into a takeover bid or other arrangement leading to a change in control.
Vested Options expire on the scheduled expiry date of the Option.
	Termination for Cause	Options, whether vested or unvested as of the Termination Date, automatically terminate.
B. RSUs and PSUs
RSU and PSU Terms	RSUs and PSUs are notional securities that entitle the recipient to receive cash or Shares at the end of a vesting period. Vesting of PSUs is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of Shareholders. The terms applicable to RSUs and PSUs under the LTI Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s account) are determined by the Board at the time of the grant.
Vesting	Unless otherwise provided, RSUs shall fully vest no later than November 30th following the third anniversary of the Grant Date. RSUs for Executives vest ratably over three (3) years. Unless otherwise noted, PSUs shall vest as at the date that is the end of the performance cycle, subject to any performance criteria having been satisfied.
Settlement	On settlement, the Company shall, for each vested RSU or PSU being settled, deliver to a participant a cash payment equal to the Market Price of one Share as of the vesting date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

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C. Deferred Share
DSU Terms
A DSU is a notional security that entitles the recipient to receive cash or Shares upon resignation from the Board. The terms applicable to DSUs under the LTI Plan (including whether dividend equivalents will be credited to a participant’s DSU account) are determined by the Board at the time of the grant.
Under the LTI Plan, the Board may grant discretionary DSUs and mandatory or elective DSUs that are granted as a component of a non-executive director’s annual retainer.

Vesting	Unless otherwise provided, mandatory or elective DSUs vest immediately, and the Board determines the vesting schedule for discretionary DSUs at the time of grant. The Company has not in the past and does not currently expect to grant discretionary DSUs in the future, subject to vesting.
Settlement	DSUs may only be settled after the date on which the participant ceases to hold all positions with the Company or a related corporation. At the grant date, the Board shall stipulate whether the DSUs are paid in cash, Shares, or a combination of both, in an amount equal to the Market Price of the notional Shares represented by the DSUs in the participant’s DSU account. Starting in 2025, DSUs will be cash-settled.
D. PSUs, RSUs, and DSUs
Dividend Equivalents	As dividends are declared, additional PSUs, RSUs and/or DSUs may be credited to a participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.
Circumstances Causing Cessation of Entitlement	Death	Vested Unit Awards as of the date of death will be settled in accordance with their terms. Unvested Unit Awards (other than DSUs) will vest as of the date of death and be settled, prorated to reflect (i) for RSUs, the actual period between the grant date and date of death, and (ii) for PSUs, the actual period between the commencement of the performance cycle and the date of death, based on the achievement of the performance criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining Unit Awards will terminate as of the date of death. Unvested DSUs automatically terminate on the date of death.
Disability
Vested Unit Awards as of the date of disability will be settled in accordance with their terms.
Unvested Unit Awards (other than DSUs) will vest as of the date of disability and be settled in accordance with their terms, and (i) PSUs will be prorated to reflect the actual period between the commencement of the performance cycle and the date of disability, based on the achievement of the performance criteria for the applicable performance period up to the date of disability, and (ii) RSUs will be prorated to reflect the actual period between the grant date and the date of disability.
Subject to the foregoing, any remaining Unit Awards (including unvested DSUs) will automatically terminate as of the date of disability.

	Retirement/ Early Retirement	Vested Unit Awards as of the Termination Date will be settled in accordance with their terms.

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Unvested PSUs will continue to vest and be settled in accordance with their terms, based on the achievement of the performance criteria for the applicable performance period(s) and subject to compliance with any applicable non-compete and/or non-solicit provisions. Subject to the foregoing, any remaining PSUs will terminate as of the expiry date of the applicable performance period.
Unvested RSUs will continue to vest and be settled in accordance with their terms, subject to compliance with any applicable non-compete and/or non-solicit provisions.
Unvested DSUs automatically terminate on the Termination Date.
If a participant breaches any applicable non-compete and/or non-solicit provisions without having received prior written consent from the Company, all unvested PSUs and RSUs will automatically terminate on the applicable date of such breach.

Resignation	Vested Unit Awards will be settled in accordance with their terms. Unvested Unit Awards automatically terminate on the Termination Date.
Termination without Cause (No Change in Control)
Vested Unit Awards will be settled in accordance with their terms.
The following summary is in respect of the unvested Unit Awards as at the Termination Date:
Outstanding PSUs that were not vested on or before the Termination Date shall vest as of the Termination Date on a prorated basis to reflect the actual period between the commencement of the performance cycle and the Termination Date, based on the achievement of the performance criteria for the applicable performance period(s) up to the Termination Date, and will be settled in accordance with their terms as of such vesting date. Subject to the foregoing, any remaining PSUs will terminate as of the Termination Date.
Outstanding RSUs that were not vested on or before the Termination Date shall vest as of the Termination Date and be settled in accordance with their terms as of such vesting date, prorated to reflect the actual period between the grant date and Termination Date.
Unvested DSUs automatically terminate on the date of termination.

Change in Control
Unless otherwise provided in the participant’s service agreement or award agreement, Unit Awards do not automatically vest and become immediately settleable upon a change in control, unless: (i) the successor fails to continue or assume the obligations under the LTI Plan or fails to provide for a substitute award, or (ii) if the Unit Awards are continued, assumed or substituted, the participant is terminated without cause or resigns for good reason in accordance with the terms of the participant’s service agreement within two years following the change in control, and in each case, any outstanding PSUs will vest based on the achievement of the performance criteria for the applicable performance period(s) up to the effective date of the change in control.
The Board shall have the right, but not the obligation, to settle all of the participant’s outstanding Unit Awards (whether or not vested), subject to completion of the change in control, make such other changes to the terms of the Unit Awards as it considers fair and appropriate in the circumstances (provided such changes are not adverse to the participants) and otherwise modify the terms of the Unit Awards to assist the participants to tender into a takeover bid or other arrangement leading to a change in control.

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Termination with Cause	Unit Awards, whether vested or unvested as of the Termination Date, automatically terminate.
(1) For purposes of the LTI Plan: (a) “Early Retirement” means (unless otherwise determined by the Company in its sole discretion), (i) a participant’s voluntary termination of employment with the Company or any subsidiary with the intention to retire on or after the date that the participant reaches age sixty (60) and the participant has at least five (5) years of service in the aggregate with the Company or any of its subsidiaries as at the participant’s Termination Date, other than a Retirement, and (ii) where in connection with subparagraph (i), the participant has (A) provided three (3) months’ prior written notice to the Company of their intention to voluntarily terminate their employment, (B) not received, nor is or may be entitled to receive, any statutory notice, termination or severance pay, contractual or common law notice, or any payments or damages in lieu of the foregoing, and (iii) agreed in writing not to engage in employment or business activities that are competitive with the business of the Company or its subsidiaries; and (b) “Retirement” means a participant’s voluntary termination of employment with the Company or any subsidiary with the intention to retire on or after the end of the month in which the participant reaches age 65.

Performance Share Units
For PSUs granted in 2025, design details included the following:
1.    Performance Vesting Measure
The Company uses relative TSR, consistent with a common market practice in PSU plans.
2.    Performance Periods and Weights
As per the terms of the LTI Plan, the performance cycle is defined as the period of time between the grant date and the date specified by the Company in the performance criteria and is to be no later than December 31st of the calendar year, three (3) years after the calendar year grant date. The number of PSUs that will vest will be equal to that number of PSUs under the Award, multiplied by the Aggregate Payout Factor, which is calculated as follows:
Aggregate Payout Factor = (20% x PF1) + (20% x PF2) + (20% x PF3) + (40% x PF4)

•PF1 refers to the Payout Factor for the first year of the Performance Cycle;
•PF2 refers to the Payout Factor for the second year of the Performance Cycle;
•PF3 refers to the Payout Factor for the third year of the Performance Cycle; and
•PF4 refers to the Payout Factor for the duration of the Performance Cycle.
The PSUs vest on the third (3rd) anniversary from the date of grant. PSUs may be settled in cash (based on the Market Price (five-day volume weighted average price) as of the vesting date), shares, or any combination of cash and shares, at the sole discretion of the Board. PSUs will be settled within thirty (30) days of the vesting date.
3.    Performance Peer Group
For grants in respect of the 2025 compensation year, relative TSR is compared to the following performance peer group.

2025 Performance Peer Group
Agnico Eagle Mines Limited	Equinox Gold Corporation	New Gold Inc.
Barrick Gold Corporation	B2Gold Corporation	Oceana Gold Corporation
Kinross Gold Corporation	IAMGOLD Corporation	SSR Mining Inc.
Lundin Gold Corporation	Eldorado Gold Corporation	Torex Gold Resources Inc.
Endeavour Mining plc	Centerra Gold Inc.

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4.    Performance Vesting Factor
The number of PSUs that will vest is subject to:
•Completion of the time vesting period; and
•Company performance relative to the performance peer group.

The scale below reflects the level of risk embedded in the PSU plan, with zero vesting if Alamos TSR performance is positioned below the 25th percentile of the performance peer group. The upper end of the scale has a vesting factor of 150% for TSR performance at or above the 75th percentile. One hundred percent vesting is achieved when TSR aligns with the median of the performance peer group. In the case of a cumulative negative TSR, the vesting factor will be capped at 100%, even if relative TSR is above the peer group median. Vesting is linear and will be interpolated for any performance ranking that falls between the stated goals below.

Performance - Relative TSR, Years 1, 2, 3, and 1 - 3	Vesting Factor (as a %)
Below 25th Percentile	0
25th Percentile	50
40th Percentile	80
50th Percentile	100
60th Percentile	120
70th Percentile	140
75th Percentile and above	150

Stock Options
The LTI Plan also provides for the grant of non-transferable options to purchase Common Shares of the Company at an exercise price not lower than the Market Price of the Common Shares on the grant date. Stock options granted in 2024 vest in three (3) equal tranches (33%) starting on the first anniversary of the grant date and expire seven (7) years from the date of grant.
Restricted Share Units
The LTI Plan provides for the grant of RSUs to executives. RSUs granted in 2025 vest in three (3) equal tranches (33%) starting on the first anniversary of the grant date. All vested RSUs under this grant are to be settled no later than one month from November 30th of the third (3rd) year from date of grant.
Employee Share Purchase Plan
The Employee Share Purchase Plan (“ESPP”), is considered an “evergreen” plan pursuant to the rules of the TSX, and consequently, the Company must obtain Shareholder approval of the unallocated awards under the ESPP every three (3) years. The ESPP was last approved by Shareholders on May 29, 2025.

The purpose of the ESPP is to advance the long-term interests of the Company by providing all employees of the Company and its subsidiaries with the opportunity and incentive, through the ability to purchase Shares, to acquire an ownership interest in the Company, and to promote a greater alignment of interests between such persons and our Shareholders. Of the eligible employees, the 2025 participation rate was 82%.

The following table summarizes the key features of the ESPP.

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Eligible Participants	Any officer or regular full-time or part-time employee of the Company or any subsidiary of the Company, provided that the officer or employee has been actively employed by the Company or any eligible subsidiary for at least three months and such officer or employee has not experienced a Termination Date (as defined below).
Administration	The ESPP will be administered by the board of directors of the Company (the “Board”). The Board can delegate to any director, officer or employee of the Company, including to a committee of the Board, such of the Board’s duties and powers relating to the ESPP as the Board may see fit, subject to applicable law.
Contributions	Participant Contributions
Participants may elect to contribute between one (1) and ten (10) percent of their base salary towards the purchase of Shares. The Company shall have no obligation to pay interest on participant contributions or to hold such amounts in a trust or in any segregated account.
A participant may not make any separate cash payment other than the participant’s contributions into the participant’s ESPP account.
A participant shall be entitled to increase, decrease, suspend, terminate or resume his or her participant contributions no more than two times per calendar year, or three times per calendar year for employees returning from a leave of absence.

	Employer Contributions	The Company will match the contribution of the participant in an amount equal to fifty (50) percent of the participant’s contribution.
Insider Participation Limits
The ESPP, when combined with all of the Company’s other established security-based compensation arrangements, shall not result at any time in: (i) a number of Shares issued to insiders within a one-year period exceeding 5% of the issued and outstanding Shares; and (ii) the number of Shares issuable to insiders at any time exceeding 5% of the issued and outstanding Shares. Additionally, in no event shall the number of Shares acquired by any one participant in any calendar year exceed thirty thousand (30,000), which represents approximately 0.01% of the Company’s issued and outstanding Shares as of December 31, 2025, or such other maximum number of Shares as determined from time to time by the Company.

Blackout Period	Notwithstanding any other provision of the plan, if a blackout period is in effect, (i) an eligible participant subject to the blackout period may not enroll in the plan until after the end of the blackout period, and (ii) a participant subject to the blackout period may not increase, decrease, suspend, terminate or resume his or her participant’s contributions until after the end of the blackout period.
Shares Subject to the ESPP	The aggregate number of Shares to be reserved and set aside for issue from treasury under the ESPP is 0.8% of the issued and outstanding Shares from time to time on a non-diluted basis, which represented 3,358,886 Shares as of December 31, 2025. The aggregate number of Shares issued pursuant to the ESPP, together with all other established security-based compensation arrangements of the Company (other than any Shares issued pursuant to Section 613(c) of the TSX Company Manual), shall not exceed 4% of the issued and outstanding Shares at the time the Shares are available (on a non-diluted basis). As of December 31, 2025, 3,358,886 Shares are issuable under the ESPP, representing approximately 0.8% of the issued and outstanding Shares as of that date.

2026 Management Information Circular	46 | ALAMOS GOLD INC.

Dividend Equivalents	Dividend equivalents are credited to a participant’s ESPP account as follows: (i) any cash dividends or distributions credited to the participant’s ESPP account are deemed to be invested in additional Shares on the payment date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (a) the value of such dividend or distribution on the payment date by (b) the Market Price (as defined below) of one Share on the dividend payment date, and such additional Shares are subject to the same terms and conditions as are applicable in respect of the Shares with respect to which such dividends or distributions were payable; and (ii) if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities are subject to the same holding period and the same vesting and other restrictions (if applicable) as apply to the Shares with respect to which they were paid.
Financial Assistance	Other than the employer’s contribution, no financial assistance is provided to plan participants.
Assignability	Shares acquired under the ESPP may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant’s permitted assigns or personal representatives.
Amending Procedures
The Board may amend the ESPP at any time, provided, however, that no such amendment may materially and adversely affect any Shares previously awarded to a participant without the consent of the participant, except to the extent required by applicable law or the rules of the TSX. Without limiting the generality of the foregoing, the Board may make certain amendments to the ESPP or the Shares awarded thereunder without obtaining Shareholder approval, including, but not limited to amendments which are intended to: (i) ensure compliance with applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Shares are listed for trading; (ii) provide additional protection to shareholders of the Company; (iii) remove any conflicts or other inconsistencies which may exist between any terms of the ESPP and any provisions of any applicable laws, regulations or policies, including, but not limited to the rules or policies of any stock exchange on which the Shares are listed for trading; (iv) cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error; (v) facilitate the administration of the ESPP; (vi) amend the definitions of the terms used in the ESPP, the dates on which participants may become eligible to participate in the ESPP, the minimum and maximum permitted payroll deduction rate, the amount of participant’s contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of Shares, the rights to sell or withdraw Shares, including any holding period, and cash credited to a participant’s ESPP account and the procedures for doing the same, the interest payable on cash credited to a participant’s ESPP account, the transferability of Shares, contributions or rights under the ESPP, the adjustments to be made in the event of certain transactions, ESPP expenses, restrictions on corporate action, or use of funds; or (vii) make any other change that is not expected to materially adversely affect the interests of the Shareholders of the Company.

Notwithstanding the foregoing, none of the following amendments to the ESPP or the Shares issued thereunder may be made without obtaining approval of the Shareholders: (i) extend the date on which Shares will be forfeited or terminated in accordance with their terms; (ii) increase the fixed maximum percentage of Shares reserved for issuance under the ESPP (including a change from a fixed maximum percentage of Shares to a fixed maximum number of Shares), other than pursuant to the plan’s adjustment provision; (iii) revise the definition of Market Price or the method for determining the purchase price of Shares that would result in a decrease in the purchase price of such Shares for the benefit of an insider; (iv) remove or to exceed the insider participation limits set out in the ESPP’s insider participation.

2026 Management Information Circular	47 | ALAMOS GOLD INC.

limits provision; (v) revise the ESPP’s assignment and transfer provision to permit Shares issued under the ESPP to be transferable or assignable other than for estate settlement purposes; (vi) amend the definition of “Eligible Person” to permit the introduction or reintroduction of non-executive directors on a discretionary basis; (vii) revise the definition of “Employer’s Contribution” that would result in an increase to the employer matching contribution amount; (viii) revise the ESPP to provide a purchase price discount on Shares; or (ix) delete or reduce the range of amendments which require approval by the shareholders of the Company under the ESPP’s amendment provision.
Market Price	“Market Price” means the volume-weighted average trading price of the Shares for the five trading days immediately preceding the applicable date as reported by the TSX.
Purchase Price	Market Purchase Shares	For all Shares purchased in the market, the purchase price will be 100% of the average purchase price of the Shares purchased by the administrator on behalf of the participants through the facilities of the TSX or the NYSE, as applicable, on the date that such Market Purchase Shares are acquired.

The Administrator will control the time, amount and manner of the purchases of any Market Purchase Shares.
	Treasury Purchase Shares	For all Shares purchased and issued from treasury, the purchase price will be a price per Share equal to 100% of the Market Price on the date such Shares are issued.
Vesting & Holding Period	Shares acquired pursuant to the ESPP vest immediately. Shares acquired with employer’s contributions are, subject to the cessation of a participant’s employment, subject to a 6 month holding period commencing as of the day such Shares are acquired by the participant (the “Holding Period”).
Withdrawals	Subject to compliance with applicable laws, any restrictions as may be prescribed by the Board and the Holding Period, participants are entitled to sell or withdraw some or all Shares held in their ESPP account twice per calendar year.

Such Shares will be sold on the TSX and/or NYSE as soon as is administratively practical after receipt of the request. The sale price for such Share shall be the prevailing market price of the Shares at the time of such sale.
Termination Date	The later of (a) the last day of any statutory minimum notice period applicable to the participant in connection with the participant’s termination of employment with the Company or any of its subsidiaries pursuant to applicable employment standards legislation, and (b) the participant’s last day of active employment by the Company or any subsidiary for any reason whatsoever (the “Termination Date”).
Termination of Employment	Death	The participant’s personal representative may elect to withdraw or sell all the Shares credited to the participant’s ESPP account as of the date of death by making an election in the form and in the manner prescribed by the administrator. In the event that no such written notice of election is received by the administrator within 30 days of the participant’s date of death, the participant’s personal representative (or such other designated person) will automatically be deemed to have elected to sell the balance of Shares as of the 31st day following the date of death. Thereafter, any accumulated cash and Shares credited to the participant’s ESPP account as of the date of death will be delivered to, or on behalf of, the participant as soon as administratively practicable.

2026 Management Information Circular	48 | ALAMOS GOLD INC.

Termination for any reason other than death
The participant may elect to withdraw or sell all the Shares credited to the participant’s ESPP account as of the Termination Date, by making an election in the form and in the manner prescribed by the administrator. In the event that no such written notice of election is received by the administrator within 30 days of the Termination Date, the participant will automatically be deemed to have elected to sell the balance of the Shares as of the 31st day following the Termination Date. Thereafter, any accumulated cash credited to the participant’s ESPP account as of the Termination Date will be delivered to, or on behalf of, the participant as soon as administratively practicable.

Supplemental Executive Retirement Plan
The Board approved a Supplemental Executive Retirement Plan (“SERP”) for the Company’s executives, which became effective on January 1, 2014. The SERP is an unfunded, non-registered plan. The Company is not required nor obligated to fund the provision of any benefits under this SERP prior to the date the members’ benefit entitlements fall due. There are no physical assets or funds held in trust in connection with this unfunded SERP. The members are unsecured creditors of the Company with respect to balances in their SERP Vested Accumulated Accounts.
The SERP is administered by a Company-approved Authorized Administrative Agent. Each executive provides their Investment Direction within a pre-approved list of investment options, in writing, which specifies the investment and percentages to be notionally invested in the Company-approved Allowable Investment Options.
SERP benefits are Canadian dollar denominated. Executives are eligible to participate in the SERP on the first (1st) day of the month following the date of hire, subject to Board approval. The SERP has a two (2) year plan participation vesting provision. The Company credits twelve percent (12%) of each executive’s annual earnings (base salary and annual non-equity incentive) to the members’ SERP Accumulation Sub-account. No other earnings may be included in this calculation, and the executive does not contribute cash or matching amount. Executives are not permitted to make notional contributions to the SERP.
The value of each executive’s SERP Account is calculated by the Authorized Administrative Agent and includes both the notional employer contributions and the notional investment earnings thereon.
Upon termination, if the vested portion of the SERP account is less than $100,000, the benefit shall be provided in a lump-sum payment, less applicable withholding taxes. If the vested portion of the SERP account is $100,000 or more, the executive may receive the benefit as a lump-sum payment, less applicable withholding taxes, or a lump-sum contribution to a Retirement Compensation Arrangement (“RCA”) as defined under the Income Tax Act (Canada).

2026 Management Information Circular	49 | ALAMOS GOLD INC.

The table below outlines the notional value of each NEO's SERP as at December 31, 2025, in USD$ converted at the year-end 2025 exchange rate CAD$1.00=USD$0.7296.

Name	Accumulated Value at Start of Year (USD$)	Compensatory Change (2025) (USD$)	Accumulated Value at Year-end (USD$)
John A. McCluskey, CEO	$2,990,066	$885,318	$3,875,384
Gregory Fisher, CFO	$721,002	$260,967	$981,969
Luc Guimond, COO	$277,171	$159,164	$436,335
Christopher Bostwick, SVP, Technical Services	$586,038	$112,838	$698,876
Scott R.G. Parsons, VP, Exploration	$202,941	$93,334	$296,275
Compensatory change reflects 2025 contributions of 12% of cash compensation plus investments gains, losses, and changes to the exchange rates year over year.

2026 Management Information Circular	50 | ALAMOS GOLD INC.

Details by Named Executive Officer

John A. McCluskey, President and Chief Executive Officer
John A. McCluskey is our Founder and CEO. For 23 years he has defined our Company vision and set the tone for the Company by exemplifying consistent values of high ethical standards and fairness. Mr. McCluskey leads a strong and cohesive management team to drive Company performance. He is the main spokesperson for the Company and bears chief responsibility for ensuring the Company achieves its short, mid and long-term operational and strategic objectives. As our CEO, Mr. McCluskey works with and is accountable to the Board in designing and executing the Company’s strategic plan.

2025 Achievements

•Led the management team in the successful execution of corporate strategy
•Oversight of construction and operations, achieving key construction milestones for the P3+ Expansion at Island Gold in 2025
•Led M&A strategy and execution, including the sale of the Company’s Turkish Assets and Quartz Mountain
•Oversight of the successful global exploration program across the Company’s portfolio, which resulted in a significant increase to Mineral Reserves and at the Island Gold District to over 8 million ounces

2025 Pay Mix	Compensation in USD$(1)	2025 ($)	2024 ($)	2023 ($)
	Base Salary	$822,710	$784,965	$755,718
	Annual Incentive	$807,285	$1,249,076	$1,133,577
	Stock Options	$719,871	$588,724	$519,556
	Performance Share Units	$1,439,743	$1,177,448	$1,039,112
	Restricted Share Units	$719,871	$588,724	$519,556
	Total Direct Compensation	$4,509,480	$4,388,936	$3,967,520
	Year over Year Change	3%	11%
	Discretionary Bonus	$411,355	-	-
EQUITY OWNERSHIP

Share Ownership - Mr. McCluskey exceeds the equity ownership requirement
Level Required(2)	Share/Equity Holdings (3)	Share Price at April 10, 2026(4) (USD$)	Total Value (USD$)	Multiple
3 times base salary	1,392,428	$48.48	$67,504,909	82.1
(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7154 (2025), CAD$1.00 = USD$0.7302 (2024) and CAD$1.00 = USD$0.7409 (2023).
(2)Effective April 10, 2026, Mr. McCluskey’s equity ownership requirement as a NEO is in excess of 3 times base salary.
(3) Share/equity holdings as at December 31, 2025.
(4)April 10, 2026, closing share price on NYSE.

2026 Management Information Circular	51 | ALAMOS GOLD INC.

Internal Alignment of Compensation
The table outlining CEO compensation above summarizes levels of total compensation for 2025 (and the past two years). This same compensation framework is applied for all NEOs in the following tables. The ratio between CEO total compensation and the next highest NEO in 2025 is influenced by competitive market pay levels for CEO benchmarks, the relative responsibility of the Alamos CEO role, and the longer tenure and significant experience of Mr. McCluskey in the CEO role.

CEO Disclosed vs. Realizable Pay
As part of our assessment of the effectiveness of our compensation program and our pay for performance philosophy, the HRC reviews a “look back” analysis to ensure CEO compensation outcomes are reasonable relative to performance and the experience of our shareholders. Specifically, the HRC compares the relationship between the CEO’s disclosed pay and the combination of “realized” and “realizable” pay, to our total shareholder return over various performance periods. Disclosed pay captures the intended value of compensation awarded at the grant date, while realized + realizable pay measures the actual value of compensation earned over time, taking into consideration the share price on the date of settlement, or the current share price for outstanding equity awards measured as of December 31, 2025.

Disclosed Compensation each year includes salary + bonus paid + the grant date value of share and option-based equity awards. Figures align with the values presented in the Summary Compensation Table for the respective year.

Realized + Realizable Compensation includes compensation paid (salary + bonus paid + the realized gains from exercising options that were granted in the respective year + the actual payout value of settled PSUs and RSUs that were granted in the respective year) and the market value of unrealized compensation (the market value of outstanding PSUs and RSUs + in-the-money value of unexercised options) based on Alamos’ share price as at December 31, 2025.

As shown below, CEO Realized + Realizable Compensation has exceeded Disclosed Compensation for each of the past five performance periods reviewed, reflecting the Company’s strong TSR performance. On average, the Realized + Realizable Value of CEO compensation has increased 174% over the five performance periods, while a shareholder’s investment in the Company would have increased 270%, compared to TSR of 187% for the S&P/TSX Global Gold Index.

Year	Disclosed Compensation (USD$)(1)	Realized + Realizable Compensation (USD$)(2)	Value of $100
			Period Start	Period End	CEO Compensation	Alamos Gold Shareholder	S&P/TSX Global Gold Index
2021	$3,125,962	$11,820,096	2021-01-01	2025-12-31	$378	$497	$287
2022	$3,395,253	$12,815,960	2022-01-01	2025-12-31	$377	$561	$304
2023	$3,967,519	$11,361,124	2023-01-01	2025-12-31	$286	$394	$311
2024	$4,388,936	$11,480,670	2024-01-01	2025-12-31	$262	$300	$297
2025	$4,920,835	$6,737,031	2025-01-01	2025-12-31	$137	$201	$246
				Weighted Average(3)	$274	$370	$287
1. Includes the value of salary paid, annual bonus paid and the grant value of long-term incentives, consistent with the figures disclosed in the Summary Compensation Table for the respective year.
2. Includes the value of salary paid, annual bonus paid, value received from settled RSUs and PSUs (specific to grants made during the respective performance period), the value of outstanding RSUs and PSUs (assuming a target vesting score of 100%) as at December 31, 2025, and the in-the-money value of outstanding stock options as at December 31, 2025. Value of awards settled and paid are converted to $USD at the average annual exchange rate in the year of payment. Value of outstanding awards are converted to $USD at the 2025 average annual exchange rate.
3. The weighted average for CEO compensation and the Alamos Gold shareholder has been calculated using disclosed compensation as the common multiplier.

2026 Management Information Circular	52 | ALAMOS GOLD INC.

Relative Pay and Performance

The Board and HRC also reviewed the relative relationship between CEO compensation and shareholder returns. The graph below reviews the alignment between Alamos’ 5-year average CEO disclosed total direct compensation, and 5-year TSR performance (January 1, 2021, through December 31, 2025), relative to Alamos’ compensation peer group.

This analysis illustrates that Alamos’ is within the “zone of alignment”, with our 5-year CEO compensation positioned at the 64th percentile and 5-year TSR positioned at the 86th percentile.

2026 Management Information Circular	53 | ALAMOS GOLD INC.

Gregory Fisher, Chief Financial Officer
Gregory Fisher joined Alamos Gold in 2010 and was appointed to Chief Financial Officer in 2023, after most recently serving as Senior Vice President of Finance. He has 25 years of progressive experience in the mining sector, including 15 years with Alamos Gold in various roles, and as Senior Manager at KPMG, serving mining clients in the firm’s audit practice. Mr. Fisher supports execution of the Company’s strategy, and oversees regulatory financial reporting, treasury management, budgeting and forecasting, tax planning and compliance, maintenance of the Company's internal control environment, and information technology. He also is responsible for monitoring and maintaining the Company’s financial strength, ensuring adequate liquidity, managing counterparty arrangements, achieving return on investment targets, evaluating and structuring M&A opportunities and overall risk management. Mr. Fisher’s 2025 compensation was based on specific objectives, and his bonus in 2025 was based on his contribution towards the Company achieving its corporate objectives. Mr. Fisher graduated with an Honours Bachelor of Commerce degree from McMaster University and holds a CPA, CA designation.

2025 Achievements

•Oversight of the Company’s strong financial performance, including record revenues of $1.8 billion, record operating cash flow (before changes in working capital and taxes paid) of $924 million, and free cash flow of $352 million
•Maintaining balance sheet strength, growing the cash position by 90% through strong cash flow generation, while investing significantly in the Phase 3+ Expansion at Island Gold and exploration activities across the Company. Further, renegotiated the Company’s credit facility, increasing liquidity on improved terms
•Played a leadership role in the sale of the Company’s Turkish Assets, surfacing significant value for non-core assets
•Opportunistically bought back approximately $40 million in Alamos shares, with the Company returning over $80 million to shareholders
•Repurchased Argonaut legacy hedges in advance of maturity, providing further upside to current gold prices

2025 Pay Mix	Compensation in USD$(1)	2025 ($)	2024 ($)	2023 ($)
	Base Salary	$400,624	$379,704	$339,579
	Annual Incentive	$276,681	$390,371	$301,955
	Stock Options	$175,273	$140,381	$100,540
	Performance Share Units	$350,546	$280,762	$201,080
	Restricted Share Units	$175,273	$140,381	$100,540
	Total Direct Compensation	$1,378,397	$1,331,599	$1,043,695
	Year over Year Change	4%	28%
	Discretionary Bonus	$200,312
EQUITY OWNERSHIP

Share Ownership - Mr. Fisher exceeds the equity ownership requirement
Level Required(2)	Share/Equity Holdings (3)	Share Price at April 10, 2026(4) (USD$)	Total Value (USD$)	Multiple
2 times base salary	128,763	$48.48	$6,242,430	15.6
(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7154 (2025), CAD$1.00 = USD$0.7302 (2024) and CAD$1.00 = USD$0.7409 (2023).
(2)Effective April 10, 2026, Mr. Fisher’s equity ownership requirement as a NEO is in excess of 2 times base salary.
(3)Share/equity holdings as at December 31, 2025.
(4)April 10, 2026, closing share price on NYSE.

2026 Management Information Circular	54 | ALAMOS GOLD INC.

Luc Guimond, Chief Operating Officer
Luc Guimond has nearly 35 years of experience in the mining industry in operations management, project management, mine construction, and corporate development in Canada and Australia. Mr. Guimond was appointed Chief Operating Officer in 2022 after most recently serving as Vice President, Operations. Prior to that, he was the General Manager of Young-Davidson, where he oversaw its evolution from the development and construction stages, through to the successful completion of the lower mine expansion. Mr. Guimond joined Northgate Minerals (a predecessor company) in 2006 as Project Manager of the Young-Davidson project and was later appointed Executive General Manager for Northgate Minerals’ Australian operations. Prior to that, he held progressively senior positions with Noranda, Hemlo Gold, Battle Mountain Gold and Newmont. Mr. Guimond is a graduate of the Haileybury School of Mines and holds a Bachelor of Applied Science degree in Mining Engineering from Queen’s University. He is a licensed Professional Engineer in Ontario.

2025 Achievements

•Oversight of company-wide operational compliance to safety and environmental standards
•Achieved better than target TRIFR and significant improvement from 2024
•Led the operation, overseeing gold production, cash costs, AISC and capital costs
•Oversight of the PDA project advancing mine development and mill construction activities in Mexico
•Oversight of the Phase 3+ expansion at Island Gold, including shaft sinking, paste plant construction and other activities
•Oversight of Island Gold district expansion study to include larger mill complex

2025 Pay Mix	Compensation in USD$(1)	2025 ($)	2024 ($)	2023 ($)
	Base Salary	$482,895	$474,630	$379,711
	Annual Incentive	$312,976	$481,146	$375,914
	Stock Options	$211,267	$195,785	$153,969
	Performance Share Units	$422,534	$391,570	$307,937
	Restricted Share Units	$211,267	$195,785	$153,969
	Total Direct Compensation	$1,640,939	$1,738,916	$1,371,500
	Year over Year Change	-6%	27%
EQUITY OWNERSHIP

Share Ownership - Mr. Guimond exceeds the equity ownership requirement
Level Required(2)	Share/Equity Holdings (3)	Share Price at April 10, 2026(4) (USD$)	Total Value (USD$)	Multiple
2 times base salary	151,660	$48.48	$7,352,477	15.2
(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7154 (2025), CAD$1.00 = USD$0.7302 (2024) and CAD$1.00 = USD$0.7409 (2023).
(2)Effective April 10, 2026, Mr. Guimond’s equity ownership requirement as a NEO is in excess of 2 times base salary.
(3)Share/equity holdings as at December 31, 2025.
(4)April 10, 2026, closing share price on NYSE.

2026 Management Information Circular	55 | ALAMOS GOLD INC.

Chris Bostwick, Senior Vice President, Technical Services
Chris Bostwick has over 35 years of experience in the global mining industry, 19 of which were spent with Barrick Gold in various roles. Mr. Bostwick joined Alamos Gold as Vice President, Technical Services in 2015. He has mining experience in operations, engineering, maintenance, strategic planning, and project evaluation and development gained in North and South America, Africa and Russia. As Senior Vice President of Technical Services, Mr. Bostwick is responsible for overseeing all annual reserve and resource reporting, technical services functions at site, continuous improvement, life of mine planning and costing, and technical due diligence for corporate development. Mr. Bostwick is a Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM).

2025 Achievements

•Oversight of continuous improvement initiatives across the Company’s mine sites
•Oversight of the integrated development plan for the Island Gold District Base Case mine plan and technical report
•Oversight of the Island Gold District Expansion plan to expand the Magino mill to 20,000 tpd and the Island underground to 3,000 tpd
•Oversight of continued refinement of Magino resource and grade control modelling
•Oversight of PDA team in initiating mine development

2025 Pay Mix	Compensation in USD$(1)	2025 ($)	2024 ($)	2023 ($)
	Base Salary	$332,661	$324,939	$314,883
	Annual Incentive	$203,755	$274,655	$221,992
	Stock Options	$133,064	$117,653	$100,966
	Performance Share Units	$266,129	$235,307	$201,932
	Restricted Share Units	$133,064	$117,653	$100,966
	Total Direct Compensation	$1,068,674	$1,070,207	$940,739
	Year over Year Change	0%	14%
	Discretionary Bonus	$99,798
EQUITY OWNERSHIP

Share Ownership - Mr. Bostwick exceeds the equity ownership requirement
Level Required(2)	Share/Equity Holdings (3)	Share Price at April 10, 2026(4) (USD$)	Total Value (USD$)	Multiple
2 times base salary	105,766	$48.48	$5,127,536	15.4
(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7154 (2025), CAD$1.00 = USD$0.7302 (2024) and CAD$1.00 = USD$0.7409 (2023).
(2)Effective April 10, 2026, Mr. Bostwick’s equity ownership requirement as a NEO is in excess of 2 times base salary.
(3)Share/equity holdings as at December 31, 2025.
(4)April 10, 2026, closing share price on NYSE.

2026 Management Information Circular	56 | ALAMOS GOLD INC.

Scott R.G. Parsons, Vice President, Exploration
Scott R.G. Parsons joined Alamos in 2018 and was appointed Vice President, Exploration in 2020. He has 20 years of progressive experience in the mining and exploration sector, including 8 years with Alamos Gold, and previously as Manager of Regional Exploration and Geoscience at TMAC Resources, Vice President, Corporate Development at Northern Superior Resources Inc., and Project Geologist, Resource Development & Long-Range Planning at BHP Billiton. As Vice President, Exploration, Mr. Parsons is responsible for leading the Company’s exploration strategy focused on Mineral Reserve and Mineral Resource growth and contributing to technical due diligence for corporate development initiatives. Mr. Parsons also provides oversight to the Company’s Land Tenure and Asset Management function. Mr. Parsons holds Bachelor of Science and a Master of Science in Geology from Western University, and a Master of Business Administration from Athabasca University. In addition, he is a Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM), and a Professional Geoscientist (P.Geo) with Professional Geoscientists Ontario.
2025 Achievements

•Oversight of the Company’s Global Exploration programs across all operating mines, development, and exploration projects
•The Company’s Global Mineral Reserves increased by 32% totaling 15.9 million ounces of gold at year-end 2025. This included a Mineral Reserve increase of 125% to 5.1 million ounces at Island Gold, and a 56% increase in Mineral Reserves at Magino to 3.1 million ounces, driven by successful conversion of Mineral Resources to Mineral Reserves, further supporting the Island Gold District Expansion study
•The Company’s Global Measured and Indicated Resources increased by 6% to 5.5 million ounces of gold, driven by additions at Young Davidson, Lynn Lake, and Mulatos, which more than offset Mineral Resource Conversion at Magino
•Oversight of the Company’s Land Tenure and Asset Management function

2025 Pay Mix	Compensation in USD$(1)	2025 ($)	2024 ($)	2023 ($)
	Base Salary	$286,160	$263,176	$238,977
	Annual Incentive	$195,304	$217,252	$182,790
	Stock Options	$114,464	$99,833	$74,090
	Performance Share Units	$228,928	$199,666	$148,180
	Restricted Share Units	$114,464	$99,833	$74,090
	Total Direct Compensation	$939,320	$879,760	$718,127
	Year over Year Change	7%	23%
EQUITY OWNERSHIP

Share Ownership - Mr. Parsons exceeds the equity ownership requirement
Level Required(2)	Share/Equity Holdings (3)	Share Price at April 10, 2026(4) (USD$)	Total Value (USD$)	Multiple
2 times base salary	71,886	$48.48	$3,485,033	12.2
(1)Reported compensation converted from CAD to USD$ at the average annual exchange of CAD$1.00 = USD$0.7154 (2025), CAD$1.00 = USD$0.7302 (2024) and CAD$1.00 = USD$0.7409 (2023).
(2)Effective April 10, 2026, Mr. Parsons equity ownership requirement as a NEO is in excess of 2 times base salary.
(3)Share/equity holdings as at December 31, 2025.
(4)April 10, 2026, closing share price on NYSE.

2026 Management Information Circular	57 | ALAMOS GOLD INC.

Performance Graph

The following graph compares the cumulative total return to shareholders over a 5 year period (from January 1, 2021, to December 31, 2025), reflecting the percentage change of a $100 investment in its Common Shares, plus reinvested dividends over the period, relative to the 5-year total return of the S&P/TSX Global Gold Index.

Over the five-year period from January 1, 2021, through December 31, 2025, the Company delivered a total return to shareholders of 397%, for an annualized return of approximately 38%. The Company’s total return significantly outperformed the S&P/TSX Global Gold Index, which delivered a return of 187% to shareholders over the same five-year period, equivalent to an annualized return of 24%.

Alamos Gold 5-year TSR vs S&P/TSX Global Gold Index

Other Measures of Relative Performance
When reviewing Company performance, the Board and HRC considered TSR, and a mix of key financial, operational and ESG metrics in the short and medium-term relative to the Company’s performance peer group. The following graphs summarize the relative performance reviewed by the HRC, including 1-year, 3-year and 5-year performance return metrics and per share growth metrics.

Alamos’ performance versus peers has been strong. While 1-year shareholder returns were positioned below the 25th percentile, 3-year and 5-year shareholder returns were positioned near or above median, similar to operating return metrics generally track between median and the 75th percentile across all time periods reviewed. Per-share growth metrics were also strong, typically positioned within the range between median and the 75th percentile.

2026 Management Information Circular	58 | ALAMOS GOLD INC.

Return Metrics vs. Peers
Alamos’ relative performance varies across metrics. Profitability measures (ROE, ROE and ROIC) are positioned near or above median over all time periods reviewed. While 1-year TSR was positioned below P25, 3-year and 5-year TSR were stronger and above the median.

Per Share Growth Metrics
Alamos’ per share growth performance has been competitive vs. peers, with strong relative performance positioned at or above median for all four metrics measured, for the 3-year and 5-year performance periods.

1-year relative growth in operating cash flow per share lagged peers, but 3-year and 5-year performance was stronger. Growth EBITDA gold production and growth in reserves were particularly strong, typically positioned near the 75th percentile of peers.

2026 Management Information Circular	59 | ALAMOS GOLD INC.

Cost of Management Analysis

The table below shows the total compensation paid to our NEOs as a percentage of revenue and EBITDA(1) for fiscal year 2025.

NEO Compensation (USD $mm)	Total Compensation as a Percentage of Financial Metrics
	Revenue	Adjusted EBITDA(1)
10.9	0.6%	1.0%
(1)Adjusted EBITDA is a non-GAAP measure. See page 43 of the Company’s Management Discussion and Analysis for the year ended December 31, 2025.
NEO Summary Compensation Table
The following table is a summary of compensation paid to the NEOs for the financial years ended December 31, 2025, 2024, and 2023. All figures are in United States dollars unless otherwise indicated. 2025 Compensation earned in Canadian dollars has been converted into United States dollars at the average 2025 exchange rate of CAD$1.00 = USD$0.7154.

Name	Year	Salary USD$	Share-based Awards (1) (USD$)	Option-based Awards (3) (USD$)	Annual Non-Equity Incentive(2) (USD$)	Pension(9) (USD$)	All Other Compensation (USD$)	Total Compensation (USD$)
John A. McCluskey(4) President and Chief Executive Officer	2025	$822,710	$2,159,614	$719,871	$1,218,640	$195,599	$68,482	$5,184,916
	2024	$784,965	$1,766,171	$588,724	$1,249,076	$244,085	$69,230	$4,702,251
	2023	$755,718	$1,558,668	$519,556	$1,133,577	$226,715	$66,265	$4,260,500
Gregory Fisher(5) Chief Financial Officer	2025	$400,624	$525,819	$175,273	$476,993	$81,277	$24,903	$1,684,889
	2024	$379,704	$421,143	$140,381	$390,371	$92,409	$23,626	$1,447,634
	2023	$339,579	$301,620	$100,540	$301,955	$76,984	$22,037	$1,142,715
Luc Guimond(6) Chief Operating Officer	2025	$482,895	$633,800	$211,267	$312,976	$95,505	$28,974	$1,765,417
	2024	$474,630	$587,355	$195,785	$481,146	$114,693	$28,511	$1,882,120
	2023	$379,711	$461,905	$153,969	$375,914	$90,675	$23,797	$1,485,971
Christopher Bostwick(7) Senior Vice President, Technical Services	2025	$332,661	$399,193	$133,064	$303,554	$64,370	$20,774	$1,253,616
	2024	$324,939	$352,960	$117,653	$274,655	$71,951	$21,026	$1,163,185
	2023	$314,883	$302,898	$100,966	$221,992	$64,425	$20,556	$1,025,720
Scott R.G. Parsons(8) Vice President, Exploration	2025	$286,160	$343,392	$114,464	$195,304	$57,776	$21,074	$1,018,169
	2024	$263,176	$299,499	$99,833	$217,252	$57,651	$17,938	$955,350
	2023	$238,977	$222,270	$74,090	$182,790	$50,612	$20,444	$789,183
(1)In 2023, 2024, and 2025, NEOs were granted PSUs. These amounts were calculated by multiplying the number of PSUs granted by CAD $32.97 (2025), CAD$15.98 (2024), CAD $14.05 (2023), being the “Market Price” of the Common Shares on grant date as provided for in the LTI Plan.
(2)In addition to the annual bonus for 2025 performance, this includes a one-time cash award earned by John A. McCluskey ($575,000 CAD), Gregory Fisher ($280,000 CAD) and Christopher Bostwick ($139,500 CAD) in 2025 and paid in 2026 in connection with the definitive agreement to sell the Company’s development projects in Türkiye. Award values are disclosed in U.S. dollars, converted from Canadian dollars based on the Bank of Canada average exchange rate for 2025, of US$0.7154 per C$1.00.

2026 Management Information Circular	60 | ALAMOS GOLD INC.

(3)The grant date fair value of option-based awards for 2025 was calculated using a Black-Scholes option pricing model, applying the following key inputs:

	Minimum	Maximum
Risk-free rate	2.44%	2.79%
Expected dividend yield	0.41%	0.43%
Expected stock price volatility	32%	45%
Expected option life, based on terms of the grants (months)	30	60
Option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and, therefore, it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants. The Company uses an option-pricing model because there is no market for which employee stock options may be freely traded. Readers are cautioned not to assume that the value derived from the model is the value that an employee might receive if the stock options were freely traded, nor assume that these amounts are the same as those reported for by the employee as income received for tax purposes.
(4)Mr. McCluskey received a salary increase effective January 1, 2025, from CAD$1,075,000 to CAD$1,150,000 based on his performance and salary relative to market. "All Other Compensation” in 2025 includes a club dues allowance, executive supplemental medical health coverage, and value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit, which is 12% of his base salary and annual bonus plus investment gains.
(5)Mr. Fisher received a salary increase effective January 1, 2025, from CAD$520,000 to CAD$560,00 based on his performance and salary relative to market as Chief Financial Officer. “All Other Compensation” in 2025 includes executive supplemental medical health coverage, parking fees, and value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit, which is 12% of his base salary and annual bonus plus investment gains.
(6) Mr. Guimond received a salary increase effective January 1, 2025, from CAD$650,000 to CAD$675,000 based on his performance and salary relative to market. “All Other Compensation” in 2024 includes executive supplemental medical health coverage, and the value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit, which is 12% of his base salary and annual bonus plus investment gains.
(7) Mr. Bostwick received a salary increase effective January 1, 2025, from CAD$445,000 to CAD$465,000 based on his performance and salary relative to market. “All Other Compensation” in 2025 includes executive supplemental medical health coverage, and the value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit, which is 12% of his base salary and annual bonus plus investment gains.
(8)Mr. Parsons received a salary increase effective January 1, 2025, from CAD360,417 to CAD$400,000 based on his performance and salary relative to market. “All Other Compensation” in 2025 includes executive supplemental medical health coverage, and the value of the employer match of his share purchases under the ESPP. His pension is the notional value of his annual SERP credit, which is 12% of his base salary and annual bonus plus investment gains.
(9)Values reported are the employer contributions, and are exclusive of foreign exchange changes and investment gains/losses. Investment income details are reported in the SERP Summary table.

2026 Management Information Circular	61 | ALAMOS GOLD INC.

Outstanding Share-based Awards and Option-based Awards
The following tables set out the outstanding option-based and share-based awards (PSUs and RSUs) held by the NEOs as at December 31, 2025. Values are in United States dollars converted at year-end rate for 2025 of CAD$1.00 = USD$0.7296 for unexercised value.

Name	Option-based Awards
	Number of securities underlying unexercised options	Option exercise price (CAD$)	Option expiration date (dd/mm/yyyy)	Value of unexercised in-the-money options (1) (USD$)
John A. McCluskey	228,659	$7.63	09/01/2027	$7,569,137
	280,000	$9.34	08/03/2028	$8,919,305
	152,055	$9.65	07/03/2029	$4,809,269
	133,571	$14.05	06/03/2030	$3,795,849
	139,009	$15.98	04/03/2031	$3,754,643
	87,500	$33.45	03/03/2032	$1,248,084
Gregory Fisher	5,543	$7.63	09/01/2027	$183,486
	60,000	$9.34	08/03/2028	$1,911,280
	32,329	$9.65	07/03/2029	$1,022,517
	25,848	$14.05	06/03/2030	$734,554
	31,466	$15.98	04/03/2031	$849,898
	1,097	$23.83	13/08/2031	$23,347
	21,304	$33.45	03/03/2032	$303,876
Luc Guimond	25,195	$14.05	06/03/2030	$715,997
	44,828	$15.98	04/03/2031	$1,210,807
	914	$23.83	13/08/2031	$19,452
	25,679	$33.45	03/03/2032	$366,280
Christopher Bostwick	8,653	$14.05	06/03/2030	$245,903
	17,241	$15.98	04/03/2031	$465,680
	1,251	$23.83	13/08/2031	$26,625
	16,174	$33.45	03/03/2032	$230,703
Scott R.G. Parsons	6,350	$14.05	06/03/2030	$180,456
	14,655	$15.98	04/03/2031	$395,833
	1,037	$23.83	13/08/2031	$22,071
	13,913	$33.45	03/03/2032	$198,452
(1)Calculation based on the closing price of the Common Shares on the TSX at December 31, 2025, of CAD$53.00 and includes both vested and unvested stock options.

Name	Share-based Awards
	Number of Unvested PSUs and RSUs	Number of Vested PSUs and RSUs	Market or Payout Value of PSUs and RSUs that have not Vested (USD$)(1)(2)	Market or Payout Value of Vested PSUs and RSUs not Paid Out or Distributed (USD$)
John A. McCluskey	346,155	50,830	$13,385,522	$1,965,573
Gregory Fisher	77,132	10,531	$2,982,652	$407,218
Luc Guimond	106,783	15,621	$4,129,210	$604,035
Christopher Bostwick	66,525	—	$2,572,477	—
Scott R.G. Parsons	54,018	7,640	$2,088,828	$295,451
(1)Calculation based on the closing price of the Common Shares on the TSX at December 31, 2025, of CAD$53.00.
(2)PSUs valued based on assumption of 100% performance vesting.

2026 Management Information Circular	62 | ALAMOS GOLD INC.

Value Vested or Earned During Year
The following table sets out the value vested or earned for all incentive plan awards held by NEOs during the year ended December 31, 2025. Values are in United States dollars converted at the average rate for 2025 of CAD$1.00 = USD$0.7154 for vested amounts. The value vested for option-based awards is calculated as the difference between the share price and the exercise price on the date of vesting multiplied by the number of vested option-based awards. The value for share-based awards is equal to the share price on the vesting date multiplied by the number of vested share-based awards.

Name	Value Vested Option-based Awards during the year (USD$)	Value vested Share-based Awards during the year (USD$)	Non-equity incentive plan compensation - Value earned(1) during the year (USD$)
John A. McCluskey	$2,111,706	$5,481,384	$1,218,640
Gregory Fisher	$444,704	$1,166,544	$476,993
Luc Guimond	$559,762	$1,199,033	$312,976
Chris Bostwick	$426,045	$1,155,259	$303,554
Scott R.G. Parsons	$320,782	$831,981	$195,304
(1)
(1) Non-equity incentive plan compensation includes the 2025 Discretionary Bonus.
Gains Realized on Stock Options, Restricted Share Units, and Performance Share Units Exercised by NEOs in 2025

The table below summarizes the realized gains on stock options exercised by NEOs in 2025:

Name	Gains Realized on Stock Options (USD$)	Gains Realized on Restricted Share Units (USD$)	Gains Realized on Performance Share Units (USD$)
John A. McCluskey	$—	$2,099,559	$4,071,435
Gregory Fisher	$704,215	$155,703	$865,623
Luc Guimond	$324,371	$332,757	$823,435
Chris Bostwick	$978,212	$316,684	$869,317
Scott R.G. Parsons	$637,976	$151,990	$616,215
Termination and Resignation for Good Reason
As at December 31, 2025, the Company had employment agreements with each of the NEOs, as detailed below.
For our CEO, CFO and COO, the terms of their employment agreements are indefinite. If they are terminated without cause (“Not for Cause”), they are entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment equal to 24 months’ base salary, an annual incentive fee equal to 24 months (based on the average of the annual incentive fee for the three years prior to the date of termination), 24 months of the then current value of the benefits (including health, dental, AD&D, LTD, life insurance, critical illness and annual health membership), a pro-rata amount of the annual incentive fee for the current year to the date of termination based on the average of the annual incentive amount received for the three (3) years prior to the date of termination and immediate vesting of all outstanding stock options, SERP, PSUs, and RSUs. Their amended and restated employment agreements do not include a change of control clause but rather include a Not for Cause clause and resignation for good reason (“Resignation for Good Reason”) clause allowing each to resign within 60 days of learning of a decrease in base salary other than when there is the same uniform percentage decrease in the base pay of all executives, an assignment of duties materially inconsistent in any respect of their position, authority, duties or responsibilities, a Board decision to change the reporting location to more than 50 kilometers from the current location or any other change in compensation and benefits or working conditions that may have otherwise constituted constructive dismissal. Upon Resignation for Good Reason, the executive would receive the same payments as due to them if they were terminated Not for Cause.

2026 Management Information Circular	63 | ALAMOS GOLD INC.

For all other executives, the term of their employment agreements is indefinite. If they are terminated Not for Cause, they are entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment equal to 18 months’ base salary, an annual incentive fee equal to 18 months (based on the average of the annual incentive fee for the three (3) years prior to the date of termination), 18 months of the then current value of the benefits (including health, dental, AD&D, LTD, life insurance, critical illness and annual health membership), a pro-rata amount of the annual incentive fee for the current year to the date of termination based on the average of the annual incentive amount received for the three years prior to the date of termination and immediate vesting of all outstanding stock options, SERP, PSUs, and RSUs. Their amended and restated employment agreements do not include a change of control clause but rather include a Not for Cause clause as described above and a Resignation for Good Reason clause allowing each to resign within 60 days of learning of a decrease in base salary other than when there is the same uniform percentage decrease in the base pay of all executives, an assignment of duties materially inconsistent in any respect of their position, authority, duties or responsibilities, a Board decision to change the reporting location to more than 50 kilometers from the current location or any other change in compensation and benefits or working conditions that may have otherwise constituted constructive dismissal. Upon Resignation for Good Reason, the executive would receive the same payments as due to them if they were terminated Not for Cause.
John A. McCluskey, President and CEO
Mr. John A. McCluskey acts as President and CEO of the Company pursuant to an amended and restated employment agreement with the Company, effective July 3, 2015. He is entitled to an annual base salary of CAD$1,150,000 effective January 1, 2025, payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in the corporate office. As an officer, he also receives annually an additional CAD$2,500 medical benefit allowance, as part of an executive medical plan established in 2010 and increased in 2021. Mr. McCluskey also has an annual medical benefit with a private health care provider valued at CAD$5,725 per annum. He also receives an annual club membership and other expenses allowance of CAD$30,000. His compensation is reviewed annually by the Board and may be increased at the Board’s discretion each year. Mr. McCluskey is also eligible for an annual cash bonus and long-term incentive. Mr. McCluskey is entitled to 28 calendar days of paid vacation each year. Mr. McCluskey participates in the Company’s ESPP.
Gregory Fisher, CFO
Mr. Gregory Fisher acts as CFO of the Company pursuant to an employment agreement with the Company effective May 1, 2023. He is entitled to an annual base salary of CAD$560,000, effective Jan 1, 2025, payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,500 as part of an executive medical plan established in 2010 and increased in 2021. Mr. Fisher also has an annual medical benefit with a private health care provider valued at CAD$4,250 per annum. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Mr. Fisher is also eligible for an annual cash bonus and long-term incentive. Mr. Fisher is entitled to 25 days of paid vacation each year. Mr. Fisher participates in the Company’s ESPP.
Luc Guimond, COO
Mr. Luc Guimond acts as COO of the Company pursuant to an employment agreement with the Company effective September 1, 2022. He is entitled to an annual base salary of CAD$675,000, effective Jan 1, 2025, payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,500 as part of an executive medical plan established in 2010 and increased in 2021. Mr. Guimond also has an annual medical benefit with a private health care provider valued at CAD$4,250 per annum. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Mr. Guimond is also eligible for an annual cash bonus and long-term incentive. Mr. Guimond is entitled to 25 days of paid vacation each year. Mr. Guimond participates in the Company’s ESPP.

2026 Management Information Circular	64 | ALAMOS GOLD INC.

Christopher Bostwick, Senior Vice President, Technical Services
Mr. Christopher Bostwick acts as Senior Vice President, Technical Services of the Company pursuant to an amended and restated employment agreement with the Company, effective July 3, 2015. He is entitled to an annual base salary of CAD$465,000, effective January 1, 2025, payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,500 as part of an executive medical plan established in 2010 and increased in 2021. Mr. Bostwick also has an annual medical benefit with a private health care provider valued at CAD$3,288 per annum. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Mr. Bostwick is also eligible for an annual cash bonus and long-term incentive. Mr. Bostwick is entitled to 25 days of paid vacation each year. Mr. Bostwick participates in the Company’s ESPP.
Scott R.G. Parsons, Vice President, Exploration
Mr. Scott R.G. Parsons acts as Vice President, Exploration of the Company pursuant to an amended and restated employment agreement with the Company effective September 1, 2020. He is entitled to an annual base salary of CAD$400,000, effective January 1, 2025, payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,500 as part of an executive medical plan established in 2010 and increased in 2021. Mr. Parsons also has an annual medical benefit with a private health care provider valued at CAD$3,655 per annum. His compensation is reviewed annually by the CEO and the Board and may be changed at its discretion each year. Mr. Parsons is also eligible for an annual cash bonus and long-term incentive. Mr. Parsons is entitled to 20 days of paid vacation each year. Mr. Parsons participates in the Company’s ESPP.

Payments on Termination Not for Cause
In the case of a termination Not for Cause or Resignation for Good Reason, the following payments would be made to the NEOs as at December 31, 2025, and presented in United States dollars converted at the year-end 2025 exchange rate of CAD$1.00=USD$0.7296 and based upon year end share price of CAD$53.00:

Name	Base Fee (USD$)	3-Year Average Bonus (USD$)	Benefits (USD$)	SERP (USD$)	Option-based Awards (USD$)	Share-based Awards (USD$)	Total (USD$)(1)
John A. McCluskey	$1,678,080	$2,125,097	$182,438	$3,875,384	$30,096,288	$15,351,095	$53,308,382
Gregory Fisher	$817,512	$646,382	$46,942	$981,969	$5,028,959	$3,389,869	$10,911,633
Luc Guimond	$984,960	$780,080	$59,951	$436,335	$2,312,537	$4,733,244	$9,307,107
Christopher Bostwick	$508,896	$350,417	$45,316	$698,876	$968,911	$2,572,476	$5,144,892
Scott R.G. Parsons	$437,760	$298,128	$29,779	$296,275	$796,811	$2,384,278	$4,243,031
(1)Value calculated in accordance with termination provision of individual employment agreement and based on value of all vested and non-vested option awards and all vested and non-vested share-based awards as at December 31, 2025.

2026 Management Information Circular	65 | ALAMOS GOLD INC.

REPORT ON BOARD OF DIRECTOR COMPENSATION
Board of Director Compensation Framework
For the year 2025, the following annual Director fees were paid to non-employee Directors as set out in the table below. Directors may elect to receive all or a portion of their annual Directors’ fees, committee chairperson fees, and committee members fees in DSUs, in addition to receiving other DSUs that are typically granted annually, and comprise total director compensation. The 2025 annual DSU grant is included in the Board of Director Summary Compensation Table section below.

Position	Fees (1) (USD$)
Chair of the Board	$164,542
Board Member	$63,313
Audit Committee Chair	$28,616
Technical and Sustainability Committee Chair	$28,616
Human Resources Committee Chair	$28,616
Corporate Governance and Nominating Committee Chair	$23,521
Public Affairs Committee Chair	$17,885
Member - Audit Committee	$12,376
Member - Technical and Sustainability Committee	$12,376
Member - Human Resources Committee	$12,376
Member - Corporate Governance and Nominating Committee	$9,801
Member - Public Affairs Committee	$8,299
(1)Values are in United States dollars converted at the average rate for 2025 of CAD$1.00 = USD$0.7154.
With support from Southlea Group, the Board reviewed and approved changes to Director compensation on February 21, 2025. Changes were made to improve alignment with the Company’s compensation peer group, comparing to the same sample of companies reviewed as part of executive compensation benchmarking. Changes include: i) an increase of 7.6% to the annual retainer for the Chair of the Board to reflect depth of Board experience of the incumbent, ii) an adjustment ranging from 15-50% to the annual retainer for committee chairs to recognize workload and contribution, and a modest decrease in the Public Affairs Committee Chair fee. Fees are not paid for meeting attendance. No changes were made in February 2026.

Mr. McCluskey, who is an officer of the Company, does not receive any fees for serving as a Director.

Board of Director Summary Compensation Table
During the financial year ended December 31, 2025, the independent Directors received the value of USD$107,310 in DSUs (except for Mr. Christopher, Ms. Martineau and Mr. McCreary, who were elected to the Board on May 29, 2025, and received the value of USD$71,540 in DSUs) for services provided to the Company. Share-based awards amounts have been paid in Canadian dollars converted into United States dollars at the average rate for 2025 of CAD$1.00 = USD$0.7154.

During the financial year ended December 31, 2025, the independent Directors received the following compensation for services provided to the Company. Fees earned and share-based awards amounts that have been paid in Canadian dollars have been converted into United States dollars at the average rate for 2025 of CAD$1.00 = USD$0.7154.

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Name	Fees Earned (USD$)	Share-Based Awards - Incentive Plan Compensation(1) (USD$)	All Other Compensation (USD$)	Total Compensation (USD$)
J. Robert S. Prichard(2)	$164,542	$164,542	—	$329,084
Alexander Christopher(3)	$52,049	$71,540	—	$123,589
Elaine Ellingham	$96,563	$107,310	—	$203,873
David Fleck	$106,254	$107,310	—	$213,564
Serafino Tony Giardini	$104,305	$107,310	—	$211,615
David Gower(4)	$43,059	$107,310	—	$150,369
Claire Kennedy	$110,029	$107,310	—	$217,339
Chana Martineau(5)	$49,639	$71,540	—	$121,179
Richard McCreary(6)	$52,049	$71,540	—	$123,589
Monique Mercier(7)	$110,029	$107,310	—	$217,339
Shaun Usmar	$75,689	$107,310	—	$182,999
(1)Represents the “Value Vested During Year”. In 2025, the only form of share-based awards granted to Directors was DSUs, which vest immediately on grant and were valued at CAD$32.97, being the “Market Price” of the Common Shares on grant date as provided for in the LTI Plan.
(2)Mr. Prichard has elected to receive his fees in DSUs.
(3)Mr. Christopher became a Director of the Company effective May 29, 2025, and his DSUs were valued at CAD$35.79, being the “Market Price” of the Common Shares on grant date.
(4)Mr. Gower did not stand for re-election at the May 29, 2025 Annual General and Special Meeting of Shareholders.
(5)Ms. Martineau became a Director of the Company effective May 29, 2025, and her DSUs were valued at CAD$35.79, being the “Market Price” of the Common Shares on grant date.
(6)Mr. McCreary became a Director of the Company effective May 29, 2025, and his DSUs were valued at CAD$35.79, being the “Market Price” of the Common Shares on grant date.
(7)Ms. Mercier has elected to receive her fees in DSUs effective August 15, 2025.

Outstanding DSU Awards
Non-executive Directors may receive a portion or all of their Directors’ compensation as DSUs, which represents an investment by Directors in Alamos similar to share ownership. Each Director may elect to receive all of their Director fees as DSUs. The intention of granting DSUs is to further align the interests of Directors with those of shareholders. In addition, while serving as a Director, DSUs cannot be paid out. DSUs are paid in full to the Director following termination of Board service. Each DSU vests immediately and represents the right of the Director to receive, after termination of all positions with Alamos, the market value of the DSUs equal to the volume-weighted average trading price of Alamos shares on the TSX for the five trading days immediately preceding the payout date (for DSUs granted under the Company’s Deferred Share Unit Plan) or after the date on which the Director ceases to hold all positions with the Company (for DSUs granted under the DSU Plan) and as of the Redemption Date (which is up to three (3) dates as elected by the Participant before December 31st of the year following departure).
The HRC, in consultation with outside consultants and management, make recommendations on the grant of additional DSUs to the Board for their final approval. Director grants are determined through a discretionary review of the Company’s peer group, ensuring that our practices are competitive and current. Awards are paid in alignment with the Company’s overall compensation strategy to target compensation for its Directors at median of the Company’s peer group.

2026 Management Information Circular	67 | ALAMOS GOLD INC.

All incoming Directors receive an initial grant of DSUs at a value of approximately CAD$100,000 at the time of grant. The following table sets out the outstanding DSUs held by the non-executive Directors as at December 31, 2025. Values are in United States dollars converted at the year-end rate of CAD$1.00 = USD$0.7296 for unexercised value:

Name	DSUs Outstanding and Vested	Market Value Of Vested DSUs(1) Not Paid Out (USD$)
J. Robert S. Prichard(2)	152,230	$5,886,551
Alexander Christopher	2,798	$108,195
Elaine Ellingham	108,171	$4,182,843
David Fleck	177,000	$6,844,378
Serafino Tony Giardini	8,294	$320,719
David Gower(3)	N/A	N/A
Claire Kennedy	164,831	$6,373,817
Chana Martineau	2,798	$108,195
Richard McCreary	2,798	$108,195
Monique Mercier(4)	88,671	$3,428,801
Shaun Usmar	20,108	$777,552
(1)Calculation based on the closing price of the Common Shares on the TSX at December 31, 2025, of CAD$53.00.
(2)Mr. Prichard elected to take the value of his 2025 retainer in DSUs. The DSUs reported in the above table are those awarded annually and those taken in lieu of a cash retainer.
(3)Mr. Gower did not stand for re-election at the May 29, 2025, Annual General and Special Meeting of Shareholders and his last DSUs were exercised and paid in June 2025.
(4)Ms. Mercier elected to take the value of her 2025 retainer in DSUs effective August 15, 2025. The DSUs reported in the above table are those awarded annually and those taken in lieu of a cash retainer.

2026 Management Information Circular	68 | ALAMOS GOLD INC.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Role of the Board of Directors
The primary responsibility of the Board is to provide governance and stewardship to the Company. Each of the members of the Board is required to exercise their business judgment in a manner consistent with their fiduciary duties. In particular, Directors are required to act honestly and in good faith, with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board oversees the Company’s systems of corporate governance and financial reporting and controls to ensure that the Company reports adequate and fair financial information to shareholders and engages in ethical and legal corporate conduct. Its goal is to ensure that Alamos continues to operate as a successful business, and to optimize financial returns to increase the Company’s value over time while effectively managing the risks confronting the organization. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached as Schedule “A” to this Circular.
The independent Directors meet in the absence of the non-independent Director at each meeting of the Board. The sessions are presided over by the Company’s independent Chair. Any issues addressed at the in-camera sessions requiring action on behalf of, or communication to, management are communicated to management by the independent Directors.
The Board has also adopted written position descriptions for the Chair of the Board and the CEO to delineate their respective roles and responsibilities. The responsibilities of the Chair of the Board include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, Board committees and the individual Directors in effectively understanding and discharging their respective duties and responsibilities; overseeing all aspects of the Board and Board committees functions to ensure compliance with the Company’s corporate governance practices; acting as an adviser to the CEO and other senior officers; and fostering ethical and responsible decision making by the Board and its individual members. The Chair of the Board is also required to coordinate and preside at all meetings of the Board and shareholders, in each case, to ensure compliance with applicable law and the Company’s corporate governance practices.
The CEO is to be the leader of an effective and cohesive management team for the Company, set the tone for the Company by exemplifying consistent values of high ethical standards and fairness, lead the Company in defining its vision, be the main spokesperson for the Company and ensure that the Company achieves its strategic objectives. The CEO works with, and is accountable to, the Board with due regard to the Board’s requirement to be informed and independent.
It is expected that each Director must be able to devote sufficient time to discharge their responsibilities effectively. To facilitate this, the Board has adopted a policy limiting the number of boards considered appropriate for Directors, having regard to whether they are independent Directors or members of management. Specifically, in the case of the CEO, he shall not sit on more than two public company boards (including that of the Company), and in the case of a non-management Director, he or she shall not sit on more than four public company boards (including that of the Company). The Board may, at its discretion, permit a further directorship in the case of a non-management director. As of the date of this Circular, all of the Directors of the Company are in compliance with this policy of the Board.

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Director Independence
Ten (10) of the Company’s eleven (11) nominated Directors are “independent” within the meaning of National Instrument 58-101 (Disclosure of Corporate Governance Practices) (“NI 58-101”), and one (1) is not independent. John A. McCluskey is not an independent Director because of his position as President and CEO of the Company. The current Chair of the Board, J. Robert S. Prichard, is an independent Director and is not involved in day-to-day operations of the Company. In the event a Chair was selected that was not independent, the Board, in accordance with the Board of Directors Mandate, will designate one of the independent Directors as the Lead Director.
The Board is responsible for determining whether each Director is an independent Director. In 2015, the Board adopted a Director Independence Policy, which assists the Board in determining whether a Director is independent within the meaning of NI 58‐101 and National Policy 58‐201 (Corporate Governance Guidelines) and the New York Stock Exchange corporate governance rules.
This policy also requires each Director who has been determined to be independent to notify the Chair of the CGNC, as soon as reasonably practicable, in the event that such Director’s personal circumstances change in a manner that may affect the Board’s determination of whether such Director is independent.
The Board believes that it should be comprised of directors that are to the greatest extent possible, free from actual, perceived or potential conflicts of interest. The Board of Directors Mandate includes that when a Director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board (determined by reference to factors such as country of principal residence, industry affiliation, etc.) that Director should tender a letter of proposed resignation to the Chair of the CGNC. The CGNC will review the Director’s continuation on the Board and recommend to the Board whether, in light of the circumstances, the Board should accept the proposed resignation or request that the Director continue to serve.
Several of our Directors sit on the boards of directors of other issuers. This information is listed under each Director profile in the Election of Directors section starting on page 7. As of April 10, 2026, no members of our Board served together on the boards (or board committees) of other public companies.
Related Party Transactions
Alamos has instituted a number of procedural safeguards designed to ensure that any related party transactions are identified and addressed in accordance with the requirements of our Code of Business Conduct and Ethics (the “Code”) and applicable law.
Under the Code, all Directors and executive officers are required to avoid conflicts of interest and to disclose any actual or potential conflicts of interest. In addition, each year, Directors and executive officers are required to complete questionnaires in which they identify the names of their related parties and any existing or potential related party transactions or conflicts of interest that could be material to the Company. The information disclosed in these questionnaires is then cross referenced against payments made by the Company to ensure compliance with our internal protocols and our Code. The Audit Committee reviews related party transactions as part of its oversight of the Code and compliance program. Where appropriate, the Board will form a committee of independent directors to review and evaluate a potential related party transaction that is material to the Company. There were no related party transactions reported in 2025.

Attendance Record in 2025 for Directors
The table below summarizes the number of Board and committee meetings attended by each Director during 2025. The Director’s attendance records are also included in the individual Director profiles above. Each Director attended 100% of the Board meetings and committee meetings (during which time they were a member) (with the exception of Monique Mercier, who did not attend one (1) Board meeting, Chana Martineau who did not attend one (1) Technical and Sustainability Committee meeting, and Shaun Usmar who did not attend one (1) Technical

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and Sustainability Committee meeting) from January 1, 2025, to December 31, 2025. David Gower did not stand for re-election at the Annual General and Special Meeting of Shareholders on May 29, 2025.
In-camera sessions without management present are held at each meeting of the Board and committee meetings.

Board/Committee	Number of Meetings
Board of Directors	5
Audit Committee	5
Human Resources Committee	5
Corporate Governance and Nominating Committee	5
Technical and Sustainability Committee	7
Public Affairs Committee	4

Director	Board	Audit Committee	Human Resources Committee	Corporate Governance and Nominating Committee	Technical and Sustainability Committee	Public Affairs Committee	Overall Attendance
J. Robert S. Prichard	5 of 5*	-	5 of 5	5 of 5	-	4 of 4*	100%
Alexander Christopher(1)	3 of 3	-	2 of 2	-	4 of 4	-	100%
Elaine Ellingham	5 of 5	5 of 5	4 of 4(2)	-	7 of 7	-	100%
David Fleck	5 of 5	5 of 5	2 of 2	5 of 5*	-	-	100%
Serafino Tony Giardini	5 of 5	5 of 5	-	-	7 of 7*	-	100%
David Gower(3)	2 of 2	-	3 of 3	-	3 of 3	-	100%
Claire Kennedy	5 of 5	5 of 5*	-	5 of 5	-	4 of 4	100%
Chana Martineau(4)	3 of 3	-	-	-	3 of 4	2 of 2	89%
John A. McCluskey	5 of 5	-	-	-	-	-	100%
Richard McCreary(5)	3 of 3	2 of 2	-	-	4 of 4	-	100%
Monique Mercier	4 of 5	-	5 of 5*	5 of 5	-	4 of 4	95%
Shaun Usmar	5 of 5	-	-	-	6 of 7	-	92%
*Chair of the Board/committee, as applicable.
(1)Mr. Christopher became a member of the Board of Directors effective May 29, 2025, and therefore only attended Board and Committee meetings following that date.
(2)Ms. Ellingham resigned as a member of the Human Resources Committee on September 8, 2025, and therefore only attended meetings prior to that date.
(3)Mr. Gower did not stand for re-election at the Company’s Annual General of Shareholders on May 29, 2025 and therefore only attended meetings prior to that date.
(4)Ms. Martineau became a member of the Board of Directors effective May 29, 2025, and therefore only attended Board and Committee meetings following that date.
(5)Mr. McCreary became a member of the Board of Directors effective May 29, 2025, and therefore only attended Board and Committee meetings following that date.
Ethical Business Conduct and Conflicts of Interest
The Alamos Code requires high standards of professional and ethical conduct from our Directors. Alamos’ reputation for honesty and integrity is integral to the success of its business. No Director or employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings. Alamos also seeks to ensure that its business practices are compatible with the economic and social priorities of each location in which it operates.
Although customs vary by country and standards of ethics may vary in different business environments, Alamos’ business activities shall always be conducted with honesty, integrity and accountability. The Code has been filed on and is accessible on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.alamosgold.com. In order to monitor compliance, the Board requires each executive officer and Director to certify on an annual basis their agreement and compliance with the Code. If any material waivers from the Code are granted to Directors or executive officers of the Company, the Board is required to disclose this in the ensuing quarterly or annual report

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on the finances of the Company. No waivers have been granted. Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. Each Director must disclose all actual or potential conflicts of interest to the Board or the Audit Committee and refrain from voting on all matters in which such Director has a conflict of interest. In addition, if a conflict of interest arises, the Director must excuse himself or herself from any discussion or decision on any matter in which the Director is precluded from voting as a result of a conflict of interest.
In addition to adopting the Code, the Board has adopted the Company’s Insider Trading Policy and Anti-Bribery, Anti-Corruption and Anti-Competition Policy in order to, among other things, encourage and promote a culture of ethical business conduct. The Company periodically holds information and training sessions for employees to ensure awareness of, and compliance with, applicable law, the Code and other internal policies.
Board Assessment
The entire Board evaluates the effectiveness of the Board, its committees and individual Directors on an annual basis. To facilitate this evaluation, the Board conducts a detailed annual self-assessment survey of its performance, consisting of a review of its mandate, the performance of each Board committee, and, on a bi-annual basis, the performance of individual independent Directors via a peer feedback assessment. Individual independent Directors are also interviewed annually by the Chair of the Board. Assessment of individual Directors is the principal criteria for retention. Accordingly, the Company does not have a formal retirement age for Directors. Term Limits for Directors are disclosed in the section “Director Tenure and Term Limits” on page 76.
Board and Executive Management Succession Planning
The CGNC focusses on succession planning for the CEO. In 2025, the Company reviewed the succession plan for the CEO and discussed the identified successors, both near and longer-term. The CGNC also commenced a multi-year Board succession planning exercise, starting in 2018. This process has led to significant renewal of the Board with the appointment of seven new directors, during this time. This ongoing exercise is intended to identify the interest and availability of carefully selected and screened candidates for future openings on the Board.
The HRC oversees succession planning for executive officers and other critical roles. In 2025, the Company advanced the succession planning process for the executive team, site leadership and roles identified as critical, across the business.
Director Education
On November 8, 2016, the Board adopted a Director Education Policy, including, among other things, reimbursement of expenses for Director courses and self-study. A number of our Directors hold the ICD.D designation from the Institute of Corporate Directors and, in connection with the same, are required to maintain a certain minimum number of professional education hours. The Directors that are part of the Technical and Sustainability Committee regularly attended site visits. Board education sessions held in 2025 included the following:
•In July 2025, the Board and senior management received a climate change and climate disclosure education session from a leading accounting firm.

•In July 2025, the Board and senior management received a education session from a leading Mexico public relations firm regarding the business climate in Mexico.

•In September 2025, the Board and senior management, as part of their annual strategy retreat, participated in an economic update and mining specific M&A education session with a prominent Canadian investment bank.
•In December 2025, the Board received a cyber security education session from a leading accounting firm.

2026 Management Information Circular	72 | ALAMOS GOLD INC.

For purposes of orientation, all new Directors receive the governance policies of the Company, including Board policies, a record of public information about the Company, minutes from recent meetings of the Board and its committees and other relevant information. The Board is responsible for ensuring new nominees fully understand the time commitment required of them as a Director. Directors are also encouraged and afforded the opportunity to visit the Company’s operations and receive detailed briefings from management. As part of the continuing education of Directors, management makes regular presentations to the Board on specific aspects of the Company’s business. The Company also encourages Directors to attend, at the Company’s expense, conferences, seminars or courses on subjects related to their role on the Board, or when appropriate, Board committees, including maintaining relevant professional designations.
Skills and Areas of Expertise
The CGNC, through the nomination and recruitment process as well as continuing education initiatives, seeks to ensure that the collective skill set of our Directors, including their business expertise and experience, meets the needs of the Company. The CGNC has developed a Skills Matrix setting out the skills and experience that are viewed as integral to Board effectiveness, which will be used to assess Board composition, to help with the Board’s ongoing development and to assist in recruiting new Directors in the future. The following table shows the number of Directors who have particular expertise according to the self-assessments which each of them completed in early 2025.

Skills	Description
Strategy and Leadership
Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects, comfort with current principles of risk management and corporate governance.

Operations	Experience with a leading mining or resource company with operations expertise, including cultivating and maintaining a culture focused on safety, the environment and operational excellence.
Exploration
Experience managing and evaluating exploration projects, together with relevant expertise in exploration best practices, the geology of ore deposits, as well as resource and reserve evaluation methods.

Metals and Mining	Knowledge of the mining industry, market, international regulatory environment and stakeholder management.
Finance	Experience in the field of finance, investment and/or in mergers and acquisitions.
Government Affairs, Public Policy, Indigenous Relations
A thorough understanding of government affairs and relevant public policy considerations, including regarding jurisdictional risks for mine development and operations, and a thorough understanding of policies and best practices as regards to relations with Indigenous Peoples.

Human Resources	Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation, diversity, equity, and inclusion.
Accounting
Experience as a professional accountant, as a public company Audit Chair, CFO or CEO in corporate financial accounting and reporting; comfort working with basic financial reports; understanding of the key financial levels of the business.

International Business	Experience working in a major organization that carries on business in one or more international jurisdictions.
Environmental, Social and Governance (“ESG”) and Legal	Knowledge of ESG standards, corporate governance best practices and legal issues facing directors and operations of publicly listed entities.

2026 Management Information Circular	73 | ALAMOS GOLD INC.

Director Individual Skills and Expertise Matrix

Strategy and Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Operations		✓				✓		✓			✓	4
Exploration	✓	✓				✓		✓				4
Metals and Mining	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	10
Finance		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	10
Government Affairs, Public Policy, Indigenous Relations					✓	✓	✓	✓	✓	✓	✓	7
Human Resources	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	10
Accounting			✓	✓	✓	✓	✓	✓		✓	✓	8
International Business	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	10
Environmental, Social and Governance (“ESG”) and Legal (1)	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	10
(1) Mr. Giardini, Ms. Kennedy, Mr. McCluskey, Ms. Martineau, Mr. Prichard and Mr. Usmar have identified that their ESG knowledge includes competency or expertise gained through operational or board experience with respect to climate change.

Board and Management Diversity

The independent members of the Board are currently comprised of 40% (4 of 10) women, and the senior management team is comprised of 25% (4 of 16) women. Diversity, including specifically gender diversity, promotes the inclusion of different perspectives, ideas and experiences, and ensures that Alamos has the opportunity to benefit from all available talent. The promotion of diversity makes business sense, helps maintain a competitive advantage, improves corporate governance and ensures that the Company better reflects its constituents. Diversity at the Company is also about the commitment to equality and treating all individuals with respect, while also recognizing the value of diversity within our organization as a key value driver.

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In 2016, the Board adopted a written Diversity Policy, which requires the Board and relevant Board committees to put forward a diverse group of candidates, including women candidates, and shall, when identifying candidates to nominate for election to the Board or appointment as management:
•Consider candidates who are highly qualified based on business expertise, functional experience, knowledge, personal skills and character against objective criteria, having due regard to the benefits of diversity, the needs of the Board, the Company’s current and future plans and objectives, as well as anticipated regulatory developments;
•Consider criteria that promote diversity, including with regard to gender, ethnicity, age, national origin, disability, and sexual orientation or any other area of potential difference;
•Consider the level of representation of women on the Board and in Officer positions along with other markers of diversity, when making recommendations for nominees to the Board or for appointment as management, and in general with regard to succession planning for the Board and management; and
•When required, engage qualified independent external advisors to assist the Board in conducting its search for candidates who meet the foregoing criteria.
When engaging external advisors to assist the CGNC and Board in conducting its search for director candidates, external advisors are instructed to include female candidates and diverse candidates beyond gender. An evergreen list of potential Board nominees is maintained and periodically updated.
In 2026, there are four (4) female candidates that will stand for re-election, out of a total of eleven (11) directors. The Board has set a gender diversity objective for the Board of no less than 33% of independent Directors being female. The Company currently meets this objective.
In early 2026, the Company conducted a confidential diversity survey of the Board and Senior Management (VP level and above) with respect to self-identification in the following categories: women, Indigenous peoples, racialized persons, persons with disabilities and LGBTQ2SI+ persons. The diversity survey was voluntary, and responses submitted anonymously, with 100% of Board and Senior Management members participating. Survey participants were not provided with definitions of the foregoing categories; instead being asked to self-identify based on their own determination of identity.

	Number of Participants	Women	Indigenous Peoples	Racialized Persons	Persons with Disabilities	LGBTQ2SI+ Persons
Board	11 (100%)	4	1	-	1	-
Management	15(1) (100%)	4	1	2	1	-
Total	26	8	2	2	2	-
(1)CEO, who also serves as a director, was included in the Board category.

The implementation of an annual Diversity Survey is part of the CGNC’s commitment to understand and ensure broader diversity at Alamos. Should all directors nominated in this Circular be elected, there will be more than one (1) board member from a diverse group, which includes: four (4) women directors, one (1) person from indigenous peoples, and one (1) person with disabilities that are part of the Board.

We believe the ongoing process the Board is engaged in will identify and foster the development of suitable candidates for nomination or appointment and, over time, will achieve even greater diversity. We believe the foregoing also achieves the Board’s objective of making the Board better. Management, along with the CGNC, will periodically and, at a minimum, annually report to the Board on the implementation of the Company’s Diversity Policy.

2026 Management Information Circular	75 | ALAMOS GOLD INC.

Director Tenure and Term Limits
In February 2024, the Board implemented term limits for independent Directors. A term-limit of twelve (12) years for any independent directors joining the Board on a go-forward basis, with a fifteen-year (15) tenure for existing independent directors. Notwithstanding the foregoing, the Chair of the Board is able to hold such a position for a period of five (5) years even if that extends beyond either of the foregoing timelines.

In addition, the Board shall have the discretion to extend any independent director’s term for one (1) year at a time beyond their term limit, if it is in the best interest of the Board (not the director) to do so. This provision will only be employed in exceptional circumstances.

At the Company’s Annual General Meeting of Shareholders on May 23, 2024, the Company’s articles of incorporation were amended to permit the size of the Board to be in the range of three (3) to twelve (12) directors. The Amendment Resolution to Articles of Incorporation to increase the size of the Board Resolution was supported with 98.76% of the votes cast on the resolution in favour. The Board believes that this will allow for an orderly implementation of the term limit policy.

The following chart lists each of our current Directors standing for re-election (and nominees for the Board) and when they were first appointed to the Board of the Company (or the Company’s predecessor companies). The Board believes the data below suggests an appropriate degree of turnover and renewal while maintaining Board continuity and knowledge. The average tenure of directors standing for re-election is 7.4 years.

Name	Tenure Approx. Years	First Appointment Date
J. Robert S. Prichard	7	May 2, 2019
Alexander Christopher	1	May 29, 2025
Elaine Ellingham	8	May 7, 2018
David Fleck	12	March 10, 2014(1)
Serafino Tony Giardini	2	September 10, 2024
Claire Kennedy	10	November 10, 2015
Chana Martineau	1	May 29, 2025
John A. McCluskey (Founder)	29	July, 1996(2)
Richard McCreary	1	May 29, 2025
Monique Mercier	7	May 2, 2019
Shaun Usmar	3	May 25, 2023
(1)Mr. Fleck has been a director since July 2, 2015, before which he was a director of a predecessor to the Company since March 10, 2014.
(2)Mr. McCluskey has been a director since July 2, 2015, before which he was a director of a predecessor to the Company since July 1996.

Strategic Planning
Management is responsible for developing and recommending the Company’s strategic plan for approval by the Board each year. The Board discusses strategic planning and related issues at each of its quarterly meetings, including the risks associated with various strategic alternatives. Management and the Board annually meet for separate and collective off-site strategy meetings. Management carries out periodic reviews of the Company’s strategic plan, based on its progress, and recommends annual corporate objectives, a budget and a long-term financial plan and presents these to the Board for approval. Management also makes presentations to the Board on strategic issues as needed throughout the year.

2026 Management Information Circular	76 | ALAMOS GOLD INC.

Risk Management
The Board, in accordance with its mandate, is responsible for the Company’s management of risk. The Alamos Risk Management Program has been developed by the Board as a systematic approach to identifying, assessing, reporting and managing significant risks facing the Company, both at the corporate and operations level. The program helps the Board identify and manage threats to achievement of the Company’s corporate objectives. The Board has delegated the responsibility for overseeing and monitoring, from a process standpoint, the Risk Management Program to the Risk Committee, which is a senior management committee. This committee includes the President and CEO, CFO, COO, Vice President, General Counsel (Chair), Senior Vice President, Projects, Vice President, Sustainability and External Affairs, Vice President, Treasurer, Senior Director, Internal Audit and Compliance, and Director, Internal Audit and Risk Management. The Risk Committee is responsible for ensuring an effective risk management process is in place, and for monitoring and reporting to the Board on the overall risk profile of the Company. The Risk Committee reports to the Audit Committee and the Board each quarter.
Committees of the Board
There are currently five standing committees of the Board: the CGNC, the Audit Committee, the HRC, the Technical and Sustainability Committee and the Public Affairs Committee. Committee members are appointed by and comprised exclusively of independent members of the Board. The roles and responsibilities of each Committee are set out in its Board-approved written charter, which charter is reviewed annually by the relevant committee and the CGNC.
The mandates of the committees ensure, collectively, that the Board fulfills its duties and responsibilities and that there is effective supervision and direction of management in the conduct of the affairs of the Company. The Chair of a committee is selected by the Board from among the members of the relevant committee (with the exception of the Audit Committee, which designates its own Chair annually). Each committee charter includes a description of the role and responsibilities of the Chair of the committee, which include presiding over committee meetings, reporting to the Board with respect to the activities of the committee, and providing leadership to the committee and assisting it in reviewing and monitoring its responsibilities set out in its charter.
All committees of the Board hold an in-camera session without management present following each of its meetings. Each committee’s mandate grants it authority to retain and terminate legal or other advisors to the committee. A copy of the charter for each of the committees is posted on Alamos’ website at www.alamosgold.com.

2026 Management Information Circular	77 | ALAMOS GOLD INC.

Corporate Governance and Nominating Committee
Members:	David Fleck (Chair), Claire Kennedy, Monique Mercier, and J. Robert S. Prichard
All Members Independent:	Yes
Number of Meetings:	5
Attendance:	100%
The mandate of the CGNC is to assist the Board in fulfilling its oversight responsibilities with respect to developing corporate governance guidelines, principles and policies for Alamos; identifying individuals qualified to be nominated as members of the Board; structure and composition of Board committees; evaluating the performance and effectiveness of the Board; Board succession and development; developing a Director education program and succession planning for the CEO (see above “Board and Executive Management Succession Planning”). The mandate of the CGNC requires that it shall be comprised of no less than three (3) Directors, all of whom are independent. At the end of 2025, the CGNC was comprised of four (4) independent Directors. In-camera sessions without management present are held at each meeting of the CGNC.
The CGNC, among other things, is responsible for identifying governance standards and practices applicable to the Company, monitoring new developments in corporate governance and making periodic recommendations to the Board; annually and periodically reviewing governance and related policies; assisting the Board in approving public disclosure with respect to corporate governance matters; and, ensuring a program and/or policy is in place with respect to Director education.
With respect to the composition of the Board, its committees and the appointment of the CEO, the CGNC shall on an annual basis (or more frequently if required), assess the size and composition of the Board and Board committees, the competencies and skills required to enable the Board and Board committees to properly discharge their responsibilities, and report the results of that assessment to the Board.
The CGNC shall also assess the effectiveness of the Board as a whole and each Board committee, and assess whether there is a lack of competencies and skills on the Board or with respect to individual Directors, which results in the Board not being effective, and report the results of that assessment to the Board.
The CGNC oversees the process of identifying and recruiting new candidates for election or appointment as Directors, including assessing the competencies and skills of identified individuals and reporting the results of that assessment to the Board; overseeing the process of identifying and recruiting new candidates for election or appointment as Directors of the Company, including assessing the competencies and skills of identified individuals and reporting the results of that assessment to the Board.
Annually (and more frequently if appropriate), the CGNC will also assess the independence, as defined by applicable Canadian and US laws and regulations, as well as the rules of relevant stock exchanges, all as set out in the Company’s Director Independence Policy, of the individual Directors of the Company and report the results of that assessment to the Board. The CGNC, if/when required, will oversee the process of identifying and recruiting new candidates for appointment as CEO.

2026 Management Information Circular	78 | ALAMOS GOLD INC.

Human Resources Committee
Members:	Monique Mercier (Chair), Alexander Christopher, David Fleck, and J. Robert S. Prichard
All Members Independent:	Yes
Number of Meetings:	5
Attendance:	100%
The mandate of the HRC is to assist the Board in monitoring, reviewing and approving Alamos’ compensation policies and practices, including specifically the establishment of corporate goals and objectives relevant to compensation of the CEO, evaluation of the CEO’s performance and determination of the CEO’s compensation; in consultation with the CEO, evaluation of performance of, and determination of compensation for, senior executives other than the CEO; compensation of the Directors of the Company and oversight of key compensation policies including incentive and equity‐based compensation plans of the Company. In-camera sessions without management present are held at each meeting of the HRC.
The process by which the HRC determines the compensation for the issuer’s officers includes setting annual performance objectives, evaluation of such performance, annual reviews of CEO and, in consultation with the CEO for executive management. For a detailed description of how compensation was determined, see the “Report on Executive Compensation.”
The charter of the HRC grants it authority to retain and terminate any compensation consultant to assist in reviewing compensation matters, including sole authority to approve the fees and other terms of retention of such consultants.
Advisory services and fees for the year 2024 and 2025 can be found on page 25 under “Independent Advice.”
The HRC must pre-approve other services provided by the compensation consultants at the request of management.
The Company participated in or purchased the following surveys in 2025:
•2025 Canadian Mining Industry Compensation Surveys;
•2025 Canada Mining General Benchmark Survey; and
•2025 Mexico Mining Industry Compensation Survey.
The HRC holds certain risk management responsibilities in respect of those risks within its area of focus. The Board strives to ensure that the members of the HRC have the skills and experience required to make decisions on whether the Company’s compensation policies and practices are consistent with its risk profile. The HRC avoids compensation policies, which encourage excessive risk taking, such as compensation policies that allow pay out before the risks associated with the performance are likely to materialize. In the HRC’s view, compensation outcomes must be symmetric with risk outcomes. Variable compensation for senior executives is considered more risk-aligned when it is deferred. The HRC is also sensitive to the possible reputational damage that could be suffered by the organization where executives are not compensated in a manner that is consistent with the objectives of the Alamos executive compensation program or that is otherwise not in the best interests of the Company and its stakeholders. Other mechanisms used to mitigate executive compensation risks include the Company’s Clawback Policy and Minimum Equity Ownership Policy.

2026 Management Information Circular	79 | ALAMOS GOLD INC.

Audit Committee
Members:	Claire Kennedy (Chair), Elaine Ellingham, David Fleck, Serafino Tony Giardini, and Richard McCreary
All Members Independent:	Yes
Number of Meetings:	5
Attendance:	100%
The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s compliance with applicable audit, accounting and financial reporting requirements. More particularly, the Audit Committee oversees the Company’s practices with respect to the preparation and disclosure of financial related information, including through its oversight responsibilities with respect to the following: integrity of the quarterly and annual financial statements and management’s discussion and analysis; compliance with accounting and finance-related legal requirements; the audit of the consolidated financial statements; the review of the performance of, and recommendation of the nomination of, the independent auditors; the accounting and financial reporting practices and procedures including disclosure controls and procedures; the system of internal controls including internal controls over financial reporting; implementation and effectiveness of the Code of Business Conduct and Ethics and management of financial business risks that could materially affect the financial profile of Alamos. In addition, if and when required, the Audit Committee reviews the fairness of related party agreements and arrangements between the Company and related parties, as well as, the financial reporting of any transaction between the Corporation and any officer, director or other “related party” as defined within the Company’s Code of Business Conduct and Ethics. The Audit Committee also provides oversight of cybersecurity matters and the use of Artificial Intelligence (if any) and receives regular updates from the Vice President, Information Technology, on various internal initiatives. In 2025, the Audit Committee met with external cyber security advisors. In-camera sessions without management present are held at each meeting of the Audit Committee.
A full description of the responsibilities of Alamos’ Audit Committee is set forth in its charter, a copy of which is available at www.alamosgold.com.
All members of the Audit Committee are financially literate, as defined under National Instrument 52-110. In considering criteria for determination of financial literacy, the Board looks at the ability to read and understand financial statements of the Company. Each of Claire Kennedy, Elaine Ellingham, David Fleck, Serafino Tony Giardini, and Richard McCreary is an “audit committee financial expert” having the attributes required of a “financial expert” as defined under the Sarbanes-Oxley Act of 2002. In determining financial expertise, the Board looks at familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, a chief financial officer or having held another senior officer position of an entity with financial oversight responsibilities.

2026 Management Information Circular	80 | ALAMOS GOLD INC.

Technical and Sustainability Committee
Members:	Serafino Tony Giardini (Chair), Alexander Christopher, Elaine Ellingham, Chana Martineau, Richard McCreary, and Shaun Usmar
All Members Independent:	Yes
Number of Meetings:	7
Attendance:	95%
Site Visits:	1
The mandate of the Technical and Sustainability Committee (“TSC”) is to oversee Alamos’ performance across technical, environmental, health, safety and social responsibility domains in all operations and projects. The TSC monitors current and emerging regulatory developments and provides recommendations to the Board where appropriate. Additionally, the TSC is responsible for overseeing the development and implementation of the Company’s policies and practices on these matters in light of applicable laws and recommending leading practices in the various jurisdictions where Alamos operates. In-camera sessions without management present are held at each meeting of the TSC.

The TSC evaluates existing programs and controls to minimize or prevent any negative environmental impacts of Alamos’ operations and monitors their effectiveness. This includes climate-related risks and opportunities affecting Alamos’ assets and value chain, as well as the Company’s efforts to manage and mitigate climate-related risks where possible.

Alamos acknowledges climate change as a critical global issue, with the mining industry contributing to its carbon footprint. Like most large companies, Alamos faces climate-related risks, including physical risks (such as those arising from wildfires, floods, and storms) and transition risks (resulting from policy changes and other business-related uncertainties). These risks are thoroughly evaluated at the highest levels of our organization, including by the TSC and Audit Committee of the Board. Senior management members are assigned climate-related responsibilities, and the TSC and Audit Committee consider climate-related matters when reviewing and guiding strategy. Each year, the Company’s Executive Officers develop and recommend a strategic plan for Board approval, with our climate change strategy integrated into this plan.

In support of Canada’s commitment to the Paris Accord and in alignment with the recommendations of the Task Force on Climate-Related Financial Disclosures (“TCFD”), Alamos announced a Company-wide GHG emissions reduction target in June 2022. The target aims to reduce GHG emissions by 30% from the Company’s 2020/2021 average baseline year, encompassing Scope 1 and 2 emissions of all GHGs covered by the Kyoto Protocol. This target is considered a credible target by the Carbon Disclosure Project.

Alamos has made strong progress towards this commitment, achieving year-on-year absolute emissions reductions in both 2022 and 2023, reaching approximately 30% progress against its target. Since the announcement of the target, the Company has significantly expanded its portfolio through the acquisition of the Magino Mine in Ontario and the discovery of the PDA Project in Mexico. In light of this growth, and to ensure the continued feasibility of its reduction commitments, Alamos is reviewing its target and undertaking a comprehensive assessment to identify additional emission-reduction opportunities across its operations.

In July of 2025, Alamos' Board – including members of the TSC and Audit Committee – participated in an educational session on climate-related risk. The session covered foundational climate science and concepts, key drivers for assessing climate risk, and approaches for integrating climate governance into business strategy. The Board also reviewed Alamos’ climate-related progress to-date, including reporting practices, risk assessments, decarbonization planning, and the ongoing review of the Company’s emission reduction target.

2026 Management Information Circular	81 | ALAMOS GOLD INC.

Public Affairs Committee
Members:	J. Robert S. Prichard (Chair), Chana Martineau, Monique Mercier, and Claire Kennedy
All Members Independent:	Yes
Number of Meetings:	4
Attendance:	100%
The purpose of the Public Affairs Committee is to: (a) monitor the Company’s obligations and plans to build and foster relationships between Alamos and indigenous peoples and nations, public institutions, governments, political groups, economic groups, and other non-shareholder stakeholders (the “Stakeholders”); (b) evaluate and comment on the risks, and opportunities associated with Stakeholder engagement; and (c) provide oversight of Alamos’ procedures for compliance programs with respect to Stakeholder engagement, including specifically with respect to government relations and lobbyist activities. In-camera sessions without management present are held at each meeting of the Public Affairs Committee.
OTHER INFORMATION
Securities Authorized for Issuance under Equity Compensation Plans
The following table sets forth, as at December 31, 2025, the number of securities authorized for issuance under the LTI Plan and historic equity compensation plans (under which no further securities may be issued); and, the number of securities remaining for issuance under the LTI Plan and ESPP which were last approved by the shareholders of the Company on May 29, 2025.
Equity Compensation Plan Information

Plan Category	Maximum number of securities available to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	4,381,944	CAD$14.43	12,412,486
Equity compensation plans not approved by security holders	—	—	—
Total	4,381,944	CAD$14.43	12,412,486
The dilution level for equity instruments issued in 2025 was 0.35% as at December 31, 2025. This compares to 0.56% as at December 31, 2024.
The year-end dilution level of total stock options outstanding as a percentage of Common Shares outstanding as at December 31, 2025, was 0.49%.
The grant rate for stock options granted in 2025 as a percentage of Common Shares outstanding as at December 31, 2025, was 0.07%.

2026 Management Information Circular	82 | ALAMOS GOLD INC.

Indebtedness of Directors and Executive Officers
At no time during the financial year ended December 31, 2025, was any Director or executive officer of the Company, proposed management nominee for election as a Director or each associate or affiliate of any such Director, executive officer or proposed nominee indebted to the Company or any of its subsidiaries or was indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
Interest of Informed Persons in Material Transactions
Other than as set forth in this Circular and other than with respect to transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the Directors or officers of the Company, proposed management nominees for election as a Director, shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company or any associate or affiliate of any of the foregoing persons has during the Company's last completed financial year ended December 31, 2025, any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.
Management Contracts of Named Executive Officers
Management functions of the Company are substantially performed by Directors or executive officers of the Company, and not, to any substantial degree, by any other person with whom the Company has contracted.
Audit Committee
Information concerning the Company’s Audit Committee is set out under the heading “Audit Committee” in the Company’s Annual Information Form (“AIF”) dated March 24, 2026, which contains information for the year ended December 31, 2025. The AIF may be obtained from SEDAR+ under the Company’s profile at www.sedarplus.ca.
Interest of Certain Persons in Matters to be Acted Upon
Other than as disclosed elsewhere in this Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the Directors or executive officers of the Company, no proposed nominee for election as a Director, none of the persons who has been a Director or executive officer of the Company at any time since January 1, 2025 (being the commencement of the Company's last completed financial year), and no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.
Additional Information
Additional information relating to the Company is available under the Company's profile on the SEDAR+ website at www.sedarplus.ca or on the Company’s website at www.alamosgold.com. Financial information relating to the Company is provided in the Company's comparative financial statements and management's discussion and analysis for the most recently completed financial year ended December 31, 2025.
Shareholders may obtain a copy of the Company’s AIF, financial statements and management's discussion and analysis upon request to the Company at Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3 or by email at notice@alamosgold.com.
We welcome feedback and questions from shareholders and prospective shareholders at any time. Please contact Scott K. Parsons (Senior Vice President, Corporate Development & Investor Relations) at + 1-416-368-9932 x. 5439 or by email: sparsons@alamosgold.com.

2026 Management Information Circular	83 | ALAMOS GOLD INC.

Direct Contact – Board of Directors
We welcome feedback and questions from shareholders and prospective shareholders at any time. The Board annually conducts a shareholder outreach campaign whereby they invite some of the Company’s largest institutional shareholders to discuss any issues these shareholders may have and wished to address directly with the Board. A number of Shareholders accepted this invitation, and a wide range of topics were discussed at these meetings. Shareholders can contact the Board directly by sending an email to board@alamosgold.com.

2026 Management Information Circular	84 | ALAMOS GOLD INC.

SCHEDULE “A”
Board of Directors Mandate

The Board of Directors (the “Board”) of Alamos Gold Inc. (the “Company”) is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic plans, annual budgets and significant decisions and transactions as well as by overseeing the senior officers of the Company in their management of its day-to-day business and affairs. The Board’s primary role is to oversee corporate performance and assure itself of the quality, integrity, depth and continuity of management so that the Company is able to successfully execute its strategic plans and complete its corporate objectives. The composition, responsibilities, and authority of the Board are set out in this Mandate.
This Mandate and the Articles of the Company and such other procedures, not inconsistent therewith, as the Board may adopt from time to time, shall govern the meetings and procedures of the Board.
1.Composition
1.1The directors of the Company (“Directors”) should have a mix of competencies and skills necessary to enable the Board and Board committees to properly discharge their responsibilities.
1.2The Corporate Governance and Nominating Committee will annually (and more frequently, if appropriate) recommend candidates to the Board for election or appointment as Directors, taking into account the Board’s conclusions with respect to the appropriate size and composition of the Board and Board committees, the competencies and skills required to enable the Board and Board Committees to properly discharge their responsibilities, and the competencies and skills of the current Board.
1.3The Board approves the final choice of candidates.
1.4The shareholders of the Company elect the Directors annually.
1.5The Board has determined that a majority of the Directors will be “independent” as defined by applicable Canadian and US laws and regulations as well as the rules of relevant stock exchanges, all as set out in the Company’s Director Independence Policy.
1.6The Board will appoint a Chair from among its members. If the Chair is not independent, the Board will designate one of the independent Directors as the Lead Director to facilitate the functioning of the Board independently of management of the Company. The Chair and, if appointed, the Lead Director, shall hold office at the pleasure of the Board until successors have been duly appointed or until the Chair or Lead Director, as applicable, resign, or are otherwise removed from office by the Board.
1.7The Corporate Secretary of the Company, or the individual designated as fulfilling the function of Secretary of the Company, will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Board. In the absence of the Corporate Secretary at any meeting, the Board will appoint another person who may, but need not, be a Member to be the secretary of that meeting.
2.Responsibilities
2.1The Board is responsible for supervising the management of and setting strategic direction for the business and affairs of the Company and its subsidiary entities (the “Group”).
2.2In discharging their responsibilities, the Directors owe the following fiduciary duties to the Company:

2026 Management Information Circular	85 | ALAMOS GOLD INC.

(a)a duty of loyalty: they must act honestly and in good faith with a view to the best interests of the Company; and
(b)a duty of care: they must exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances.
2.3In discharging their responsibilities, the Directors are entitled to rely on the honesty and integrity of the senior officers of the Company and the independent auditors and other professional advisers of the Company, subject to the Directors’ duty of care.
2.4In discharging their responsibilities, the Directors are also entitled to directors’ and officers’ liability insurance purchased by the Company and indemnification from the Company to the fullest extent permitted by law and the constating documents of the Company.
2.5The Board has specifically recognized its responsibilities for:
(a)hiring a Chief Executive Officer (the “CEO”) and approve the hiring of the Chief Financial Officer (the “CFO”) and Chief Operating Officer (the “COO”) and other senior officers who it believes will act with integrity and create a culture of ethical business conduct throughout the Group;
(b)adopting a strategic planning process and approving annually (or more frequently if appropriate) a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Company;
(c)overseeing the identification of the principal risks of the business of the Company and overseeing the implementation of appropriate systems to manage these risks;
(d)overseeing the integrity of the internal control and management information systems of the Company;
(e)oversee and review of the work by the Corporate Governance and Nominating Committee and the Human Resources Committee with respect to succession planning for the CEO, CFO, COO and other senior officers of the Company;
(f)ensuring that the Company operates at all times within applicable laws and regulations and to the highest ethical standards;
(g)approving and monitoring compliance with significant policies and procedures by which the Company is operated;
(h)developing strong corporate governance policies and procedures for the Company;
(i)ensuring the Company has in place a disclosure policy to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally and receive shareholder feedback;
(j)ensuring that the Company’s financial results are reported fairly and in accordance with generally accepted accounting standards;
(k)ensuring the timely reporting of any other developments that have a significant and material impact on the value of the Company; and
(l)determining whether any members of the Company’s audit committee are “audit committee financial experts” as such term is defined in the rules and regulations of the United States Securities and Exchange Commission.

2026 Management Information Circular	86 | ALAMOS GOLD INC.

2.6It is expected that each director must be able to devote sufficient time to discharge their responsibilities effectively. In order to facilitate this, the Board has adopted a policy limiting the number of boards considered appropriate for directors, having regard to whether they are independent directors or members of management. Specifically, in the case of the CEO, they shall not sit on more than two public company boards (including that of the Company), and in the case of a non-management director, they shall not sit on more than four public company boards (including that of the Company. The Board may, at its discretion, permit a further directorship in the case of a non-management director.
2.7Directors are expected to attend Board meetings, meetings of Board committees of which they are members and, where practicable, the annual meeting of the shareholders of the Company. Directors are also expected to spend the time needed, and to meet as frequently as necessary, to discharge their responsibilities.
2.8Directors are expected to comply with the Code of Business Conduct and Ethics of the Company and any related policies or codes duly approved dealing with business conduct and ethics.
3.Authority
3.1The Board is authorized to carry out its responsibilities as set out in this Mandate.
3.2The Board is authorized to retain, and to set and pay the compensation of independent legal counsel and other advisers if it considers this appropriate.
3.3The Board is authorized to invite officers and employees of the Company and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings, if it considers this appropriate.
3.4The Directors will have unrestricted access to the officers and employees of the Company. The Directors will use their judgment to ensure that any such contact is not disruptive to the operations of the Company and will, to the extent appropriate, advise the Chief Executive Officer of the Company of any direct communications between them and the officers and employees of the Company.
3.5The Board and the Directors have unrestricted access to the advice and services of the Corporate Secretary and outside auditors and legal counsel.
3.6The Board may delegate certain of its functions to Board committees, each of which may have its own charter or mandate. The following committees are currently constituted and are authorized to carry out the duties set out in their respective charters or mandates:

Board Committee	Charter or Mandate
Audit Committee	Audit Committee Charter
Human Resources Committee	Human Resources Committee Charter
Corporate Governance and Nominating Committee	Corporate Governance and Nominating Committee Charter
Technical and Sustainability Committee	Technical and Sustainability Committee Charter
Public Affairs Committee	Public Affairs Committee Charter
4.Delegation to Management
4.1To assist the Directors in discharging their responsibilities, the Board expects management of the Company to:

2026 Management Information Circular	87 | ALAMOS GOLD INC.

(a)review and update annually (or more frequently if appropriate) the Company’s strategic plan, and report regularly to the Board on the implementation of the strategic plan in light of evolving conditions;
(b)prepare and present to the Board annually (or more frequently if appropriate) a business plan and budget, and report regularly to the Board on the Company’s performance against the business plan and budget;
(c)report regularly to the Board on the Company’s business and affairs and on any matters of material consequence for the Company and its shareholders;
(d)speak for the Company in its communications with shareholders and the public in accordance with the Company’s Disclosure Policy;
(e)comply with any additional expectations that are developed and communicated during the annual strategic planning and budgeting process and during regular Board and Board committee meetings; and
(f)consult the Board with respect to all matters which by law require Board approval and, specifically, as to those matters set out in any delegation of authority policy or other similar directive.
4.2The Board expects the Chief Executive Officer to fulfill the mandate, duties and responsibilities as set out in the Chief Executive Officer Mandate (Schedule “A”).
5.Meetings and Proceedings
5.1Board meetings and proceedings shall be carried out in accordance with the Company’s By-Law Number 1.
5.2The Secretary or his delegate shall keep minutes of all meetings of the Board, including all resolutions passed by the Board. Minutes of meetings shall be distributed to the Directors after preliminary approval thereof by the Chair.
5.3An individual who is not a Director may be invited to attend a meeting of the Board for all or part of the meeting.
5.4The independent Directors shall meet regularly alone to facilitate full communication.
6.Self-Assessment
6.1The Board shall, together with the Corporate Governance and Nominating Committee, at least annually, assess the Board’s effectiveness with a view to ensuring that the performance of the Board accords with best practices.
6.2The Board shall annually review this Mandate and update it as required.
7.Responsibilities of Chair
7.1The Chair shall provide leadership to the Board to enhance the Board’s effectiveness, including:
(a)ensuring that the responsibilities of the Board are well understood by both management and the Board and acting as a liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner;
(b)ensuring that the Board works as a cohesive team with open communication;

2026 Management Information Circular	88 | ALAMOS GOLD INC.

(c)ensuring that the resources available to the Board (in particular, timely and relevant information) are adequate to support its work;
(d)together with the Corporate Governance and Nominating Committee, ensuring that a process is in place by which the effectiveness of the Board and its committees (including size and composition) is assessed at least annually; and
(e)together with the Corporate Governance and Nominating Committee, ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board is assessed at least annually.
7.2The Chair is responsible for managing the Board, including:
(a)preparing the agenda of the Board meetings and ensuring pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;
(b)chairing all meetings of the Board in a manner that promotes meaningful discussion;
(c)adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;
(d)ensuring meetings are appropriate in terms of frequency, length and content;
(e)ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board; and
(f)working with the Corporate Governance and Nominating Committee in approaching potential candidates once potential candidates are identified, to explore their interest in joining the board.
(g)fulfills the mandate and responsibilities as set out in the position description for the Chairman of the Board (Schedule “B”).
7.3The Chair is responsible for chairing the meeting of shareholders of the Company, or delegating such duty to an appropriate member of the Board or Management.
7.4The Chair is responsible for liaising with and, where appropriate, providing direction to the activities of the Corporate Secretary.
7.5At the request of the Board, the Chair shall represent the Company to external groups such as shareholders and other stakeholders, including community groups and governments.
7.6The Chair may delegate or share, where appropriate, certain of the above responsibilities with any independent committee of the Board.

2026 Management Information Circular	89 | ALAMOS GOLD INC.

Schedule “A”
Position Description
Chief Executive Officer
1.    Mandate
The Chief Executive Officer (the “CEO”) is the senior management officer of Alamos Gold Inc. (the “Company”). As such, the CEO is to: be the leader of an effective and cohesive management team for the Company; set the tone for the Company by exemplifying consistent values of high ethical standards and fairness; lead the Company in defining its vision; be the main spokesperson for the Company; and, bear the chief responsibility to ensure the Company meets its short-term operational and long-term strategic goals. The CEO works with and is accountable to the Board of Directors of the Company (the “Board”) with due regard to the Board's requirement to be informed and to be independent.
2.    Duties and Responsibilities
The CEO's primary duties and responsibilities are to:
(a)foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills environmental, social and governance responsibilities;
(b)maintain a positive work climate that is conducive to attracting, retaining and motivating a diverse group of top-quality employees at all levels;
(c)develop and recommend to the Board long-term strategies and a vision for the Company that leads to creation of shareholder value;
(d)develop and recommend to the Board annual business plans and budgets that support the Company's long-term strategy;
(e)develop for approval by the Board the corporate objectives which the CEO is responsible to meet;
(f)identify the principal risks of the Company's business and ensure the implementation of appropriate systems to manage these risks;
(g)ensure that personnel and systems are in place so that the day-to-day business affairs of the Company are appropriately managed;
(h)consistently strive to achieve the Company's strategic, financial and operating goals and objectives;
(i)ensure that appropriate personnel and systems are in place for the integrity and adequacy of the Company's internal control and management information systems;
(j)ensure that the Company achieves and maintains a satisfactory competitive position within its industry and a high standard for its products and services;
(k)ensure, in cooperation with the Board, that there is an effective succession plan in place for the CEO position;
(l)ensure, in cooperation with the Board, that the Company has an effective management team below the level of the CEO and has an active succession plan, including the appointment, training and monitoring of senior management;
(m)formulate and oversee the implementation of major corporate policies;
(n)ensure, in cooperation with the Board, that there is an effective disclosure policy for the Company;
(o)serve as the chief spokesperson for the Company;
(p)comply at all times with the Company’s Code of Business Conduct and Ethics; and
(q)ensure that Board approval is obtained for the matters requiring Board approval, as set out in the Company’s Delegation of Authority Policy.

2026 Management Information Circular	90 | ALAMOS GOLD INC.

Schedule “B”
Position Description
Chairman of the Board of Directors
1.    Mandate
The Chairman of the Board of Directors (the “Board”) of Alamos Gold Inc. (the “Company”) takes all reasonable measures to ensure the Board fulfills its oversight responsibilities. The Chairman is responsible for the management and the effective performance of the Board, and provides leadership and direction to the Board.
2.    Responsibilities
In addition to the responsibilities applicable to all directors of the Company, the responsibilities of the Chairman of the Board include the following:
(a)Presiding at all meetings of the Company’s shareholders and of the Board;
(b)Assisting the Board, Board Committees and the individual directors in effectively understanding and discharging their respective duties and responsibilities;
(c)During Board meetings, encouraging participation and discussion by individual directors, facilitating consensus, and ensuring that clarity regarding decisions is reached and duly recorded;
(d)Fostering ethical and responsible decision making by the Board and its individual members;
(e)Providing advice and counsel to the Chief Executive Officer and other senior officers of the Company;
(f)Overseeing all aspects of the Board and Board Committee functions to ensure compliance with the Company’s corporate governance practices;
(g)Overseeing an annual Board self-assessment;
(h)Ensuring independent directors regularly discuss among themselves, without the presence of management, the Company’s affairs; and
(i)Carrying out other responsibilities at the request of the Board.

2026 Management Information Circular	91 | ALAMOS GOLD INC.

SCHEDULE “B”

ALAMOS GOLD INC.
VIRTUAL AGM USER GUIDE

USER GUIDE - VIRTUAL MEETING

LUMI

To start

The meeting will take place virtually. You will be able to participate online using your smartphone, tablet or computer.

You will be able to view a live webcast of the meeting, ask the board questions and submit your votes in real time.

You may also provide voting instructions before the meeting by completing the Form of Proxy or Voting Instruction Form that has been provided to you.

Important Notice for Non-Registered Holders

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may attend as guests but will not be able to vote.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting instruction form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.

To participate online

Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported.

Using your smartphone, tablet or computer, go to the following address:

Meeting Access

meetings.lumiconnect.com/400-153-190-188

You will need the following information to log in:

Meeting ID	**Password** (case sensitive)
400-153-190-188	alamos2026

Registered Shareholders

The control number listed on your form of proxy.

Appointed Proxy

The control number or username provided by the transfer agent.

Caution

Internal network security protocols including firewalls and VPN connections may block access to the Lumi Platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

Registered Shareholders and Appointed Proxy

Select "I have a login".

Guests

Select "I am a guest" and fill in the form.

LUMI
I have a login
I am a guest
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Registered Shareholders

Enter the control number listed on your form of proxy and the password above.

Appointed Proxy

Enter the control number or username provided by the transfer agent and the password above.

LUMI
Username *
Password *
Sign in

2026 Management Information Circular	92 | ALAMOS GOLD INC.

POWERED BY
LUMI
BROADCAST
On a computer, the broadcast will appear on the right side of the page. To watch the stream in full screen, click the [ ] icon in the top right corner. On a mobile device, select the broadcast button which appears at the bottom of the screen. Press play to listen to the Meeting. You must have audio enabled on your device and the stream unmuted.
VOTE
Once voting has opened, the voting tab will appear on the navigation bar at the left or bottom of your screen. The resolutions and voting choices will then be displayed. After you vote, a message confirming "vote received" will appear. Your vote can be changed by simply clicking the other option. If you wish to cancel your vote, please press "Cancel".
QUESTIONS
Questions can be submitted at any time during the Meeting. To submit a question, select the messaging tab. Type your message within the text box at the top of the messaging screen and then click the send button.
DOCUMENTS
You can access the Meeting documents by clicking on the document tab.

Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast.

To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started.

LUMI

Voting

Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab.

LUMI
Poll open
You have voted on 1 of 2 items
Resolution 1
For - Vote received
For
Against
Withhold
Cancel
Resolution 2
Select a choice to send
For
Against
Withhold
Cancel

To vote, select one of the voting options. Your choice will be highlighted.

A confirmation message will also appear to show your vote has been received.

The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen.

You can change your votes until the end of the voting period by simply selecting another choice.

You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted.

Questions

To ask a question, select the Questions tab. Type your question within the box at the top of the screen and click the send arrow.

Questions sent via the Lumi Platform online platform will be moderated before being sent to the Chair.

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Questions
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M. Smith
What is your outlook on the market in the coming fiscal year?
HOME
QUESTIONS
DOCUMENTS
SPEAKERS
BROADCAST

2026 Management Information Circular	93 | ALAMOS GOLD INC.